

2022 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-40998

Weave Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**26-3302902**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1331 West Powell Way
Lehi, Utah 84043
(Address of principal executive offices, including zip code)

(866) 439-2826
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Common stock, par value $0.00001 per share	WEAV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's shares of common stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $94.1 million, based on the closing price reported for such date on the New York Stock Exchange.

As of March 10, 2023, the registrant had 66,006,321 shares of common stock, par value $0.00001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the registrant's definitive proxy statement, or the 2023 Proxy Statement, relating to its 2023 Annual Meeting of Stockholders. The 2023 Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance and our objectives for future operations, are forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "expect," "objective," "plan," "potential," "seek," "grow," "target," "if," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our expectations regarding our results of operations, including gross margin, financial condition and cash flows;

- our expectations regarding the development and expansion of our business;

- anticipated trends, challenges and opportunities in our business and in the markets in which we operate;

- the ongoing impacts of the COVID-19 pandemic and increasing inflation and interest rates;

- our ability to expand our customer base and expand sales to existing customers;

- our ability to expand into new vertical markets and additional countries;

- the impact of competition in our industry and innovation by our competitors;

- our ability to anticipate and address the evolution of technology and the technological needs of our customers, to roll out upgrades to our existing platform and to develop new and enhanced products to meet the needs of our customers;

- the impact of our corporate culture and our ability to retain and hire necessary employees and staff our operations appropriately;

- our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

- our ability to maintain, protect and enhance our intellectual property; and

- the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this Annual Report on Form 10-K or to conform these statements to actual results or revised expectations. In this report, unless otherwise specified or the context otherwise requires, "Weave," "we," "us," and "our" refer to Weave Communications, Inc. and its wholly owned subsidiaries Weave Communications Canada, Inc. and Weave Communications India Private Limited.

You should read this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Risk Factors Summary

- Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- If we do not attract new customers, retain existing customers, and increase our customers' use of our platform, our business will suffer.

- We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could suffer.

- We focus on serving small and medium-sized businesses ("SMBs") and are subject to risks associated with serving small businesses.

- We have a history of losses and we may not achieve or sustain profitability in the future.

- Unfavorable economic conditions and macroeconomic uncertainties have in the past and may continue to adversely impact our business, results of operations and financial performance.

- Our quarterly results may fluctuate, and if we fail to meet securities analysts' and investors' expectations, then the trading price of our common stock and the value of your investment could decline substantially.

- If we are not able to maintain and enhance our brand and increase market awareness of our company, platform and products, then our business, results of operations and financial condition may be adversely affected.

- The market for our platform and products is still relatively new and evolving, may decline or experience limited growth and is dependent in part on businesses continuing to adopt our platform and use our products.

- We may not be able to continue to expand our share of our existing vertical markets or expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.

- If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

- The market in which we participate is highly competitive, and if we do not compete effectively, our business, results of operations and financial condition would be harmed.

- If we do not develop enhancements to our platform and products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

- Breaches of our applications, networks or systems, or those of Google Cloud Platform ("GCP"), or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

- Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

- Our products and services must comply with industry standards, Federal Communications Commission ("FCC") regulations, state, local, country-specific and international regulations, and changes may require us to modify existing services, potentially increase our costs or prices we charge customers, and otherwise harm our business.

Part I

Item 1. Business

Overview

Weave is a leading all-in-one customer communications and engagement software platform for small and medium-sized businesses, or SMBs. We are creating a world where SMB entrepreneurs can utilize state-of-the-art technology to transform how they attract, communicate and engage customers, grow their business and realize their dreams. Our platform enables business owners to maximize the value of their customer interactions and minimize the time and effort spent on manual or mundane tasks by bringing multiple workflows together into an all-in-one platform.

We have democratized powerful communications and engagement capabilities previously only available to enterprises, made them intuitive and easy to use and put them in one place – always within reach of the SMB. Our cloud-based software platform streamlines the day-to-day operations of running a small business. We offer an all-in-one platform spanning all forms of communications and customer engagement ranging from answering phones, to scheduling appointments, to sending text reminders, to requesting client reviews, to collecting payments, to sending email marketing campaigns, to verifying insurance. We bring small businesses and the people they serve closer together by unifying, modernizing and personalizing customer interactions. Our platform helps improve communications, attract more customers, keep customers engaged and increase overall retention.

Our Platform

We help SMBs manage essential customer interactions. Our platform helps improve communications, attract more customers, keep customers engaged and increase overall retention. We consolidate telephony, messaging, scheduling, payments, employee collaboration, digital forms, insurance verification, customer review management and marketing into one simple, easy and elegant solution. We allow SMBs to facilitate and manage customer interactions in a unified, modernized and personalized manner that best fits their customers' needs and preferences. We set SMBs free to do what they do best: to serve their customers. Before Weave, SMBs were forced to focus much of their time on entering data forms, scheduling, collecting payments, responding to missed calls and finding new customers. Now, we allow them to use their time to focus on their customers, grow revenue, expand profitability and pursue their dreams.

The key benefits of our platform include:

- *Easy to Use and Intuitive*. Our platform is designed to be simple and intuitive. We democratize enterprise customer communications and engagement capabilities for SMBs, saving them time and allowing them to effectively and efficiently communicate with their customers.

- *Unified Communications and Engagement*. We create a comprehensive communications hub by integrating with an SMB's system of record, whether a practice management system, customer relationship management ("CRM") or enterprise resource planning software – and other third party applications – and providing a unified platform for answering phones, scheduling appointments, sending text reminders, requesting client reviews, collecting payments and managing email marketing, all in one place.

- *Low Total Cost of Ownership and High ROI*. Our platform can help our customers reduce cancellations, increase appointments, and increase customer growth. Furthermore, our solution provides greater functionality and costs significantly less than what the combined point solution patchwork would require.

- *Purpose-Built for Our Industry Verticals*. To maximize the value from our solution, we design our platform and products to address the specific needs of each industry vertical that we target.

- *Reduced Churn for Our Customers*. Our platform helps businesses keep their customers engaged by interacting with them through their modality of choice, whether by phone, text, email or chat. This results in increased customer loyalty and retention.

- *Improved Ability to Attract New Customers*. Our platform helps businesses attract new customers more easily by collecting and managing online reviews and eliminating the friction typically associated with scheduling appointments, filling out forms and making payments.

- *Consumer-Driven Communication Modalities*. Our platform engages with customers in the manner that is easiest and most comfortable for them.

Our Products

We provide an all-in-one customer communications and engagement platform for SMBs. From the first phone call to the final invoice and every touchpoint in between, we connect the entire customer journey. Our software solutions transform how local businesses attract, communicate with and engage customers to grow their business.

All of our communications features, including text, leverage a single phone number. This means all messages come from the business phone number, so no personal cell phone numbers have to be used and multiple team members can manage conversations.

Customized Phone System. Weave provides a smarter phone system that helps businesses identify whether incoming calls are from new or current customers, provides helpful and actionable information at every call and manages heavy call times. With features such as WeavePop, businesses can instantly see a desktop pop-up display that shows information such as who is calling, who needs an appointment and who has a balance on their account.

Weave Text Messaging. Our two-way texting function allows businesses to communicate with customers in a way that is easy, simple and accessible. Businesses can send a broad array of communications ranging from birthday messages and appointment reminders to requests to pay overdue balances.

Weave Missed Call Text. With Missed Call Text, businesses can take action in real time upon notification of a missed call. This feature enables businesses to rapidly engage with their customers after hours or when otherwise unavailable by providing an immediate automatic text message asking how their office can help.

Weave Team. Weave provides a modern, secure group messaging solution that helps businesses and their team members communicate with each other from their workstations, allowing for faster collaboration to respond to and delight customers. And if key employees are out of the office, the group messaging function allows them to stay in-the-know on everything going on at the office, wherever they are.

Weave Mobile App. With Weave's mobile app, offices can text customers, request payments, receive and make calls from their own office number from anywhere through an Android device or iPhone. This provides businesses and their team members flexibility to continue communicating with customers and team members and operating key business functions without having to be in the office.

Weave Reviews. Weave Reviews helps businesses automatically request, collect, monitor and respond to reviews on sites such as Google, Facebook and Yelp. Weave Reviews helps businesses get discovered, rank higher in searches and grow their customer base.

Weave Email Marketing. Weave provides a robust but easy-to-use email system built for non-experts. Businesses can choose from a constantly-expanding library of pre-written email templates and a library of free images, to automatically send updates and promotions to segments of their customer and prospect base.

Text Connect. Weave's Text Connect enables businesses to interact with their existing and potential customers online directly through their websites. This functionality gives businesses the flexibility to respond when it is convenient for them and their customers and prospects, and enables multiple conversations at once.

Payments. Weave Payments is a comprehensive payment processing solution for businesses that offers multiple contactless payment options, allowing their customers to pay the way they want, whether they are in the office or miles away, and whenever it is most convenient for them. Customers can choose from in-office payments, mobile card payments, manual card entry, retaining a card on file or Text to Pay.

Customer Insights. Weave's platform centralizes all important information a business needs for each of its customers. The customer profile shows the client's name, birthdate, recent messages/calls, and upcoming appointments to empower the business to take actions faster. Among other things, this allows businesses to collect payments faster, improve personalized engagement with each customer and recommend follow-up items needed for an excellent customer experience.

Digital Forms. Weave's Digital Forms product simplifies the hassle of collecting patient and customer information. It creates a secure, convenient and modern way for customers to fill out critical information. Also businesses' customers can submit forms online before coming to their appointment, so businesses can reduce physical contact and lower their operating costs by eliminating a highly manual activity.

Online Scheduling. Weave's scheduling product, when integrated with the office's system of record, allows businesses to send automatic scheduling reminders via text message or email reminders at any time, any date and personalizes each reminder for the customer. This functionality allows businesses to schedule more appointments, reduce no-shows and fill their schedule more efficiently. Businesses can customize by appointment date and time, type of appointment, customer name, day of week they want to send, days or minutes ahead of appointment. In addition, through Weave Online Scheduling customers can set up their own appointments from the business' website, reducing scheduling phone calls and allowing for flexibility in the business' response.

Insurance Verification. Weave Insurance Verification helps office staff spend more time creating an exceptional patient experience and less time calling insurers to verify patient coverage details. Within the Weave platform, users can get up-to-date and accurate patient insurance plan details, all with a click of a button. If a patient's insurance information is unable to be verified, users can contact patients directly through Weave's two-way text or phone system to get information fast. When combined with Weave's Digital Forms solution, the new patient intake process is streamlined, saving staff time and reducing long phone calls with insurance companies.

Our Customers

As of December 31, 2022, we had more than 27,000 locations under subscription and more than 25,000 customers in the United States and Canada. These customers represented many industries with the majority being in dental, optometry, veterinary, medical specialty services, home services, physical therapy, audiology, and podiatry. No one single customer represents more than 5% of our revenue.

Sales and Marketing

We employ an efficient go-to-market strategy that combines a productive sales organization with a diverse marketing and business development strategy to support their work.

Our marketing team focuses on generating demand and increasing brand awareness through multiple strategies and a multi-channel process. Leads are generated primarily through our website through traffic driven to our website in multiple ways, including paid advertising, digital events, sponsorships, direct mail, ad placements, email campaigns, social media, free content, blogs and organic searches. As trade shows and other events are beginning to return to pre-pandemic levels of activity, we expect to increasingly rely on participation at these events to drive demand as a primary component of our sales strategy.

Subscriptions are primarily sold through our direct inside sales team based in Lehi, Utah. Most of our sales teams are focused on attracting new customers and are trained to sell into multiple SMB verticals, organized by the sales motion (e.g., inbound, outbound, upsell, and mid-market) of each sales cycle. In addition, we have a sales team specifically focused on expanding usage within our existing customer base. Our teams use phone, email, web meetings, and in-person events to interact with our current and potential customers.

In addition to our direct sales team and marketing teams, we have a business development team that finds, negotiates contracts and manages partner relationships. These partners include technology integration partners, key-opinion leaders, IT-installers, buying groups, affiliates and distributors. These partners refer customers to us on a commissioned basis. These referrals are then passed to the sales team to close. We also focus on growing our channel partnership programs to promote and sell our products directly through partners.

Customer Success and Support

We offer phone, AI-driven support solutions, web-chat and email-based support staff to resolve technical and operational issues for our customers, if and when such issues arise. All customer success, customer support, customer training and customer onboarding team members are currently located in the United States and India (email and chat). In addition, we maintain an online self-help center and customer discussion community to assist our customers with routine matters.

We strive to maintain an exceptional quality of customer service to promote customer retention and referrals. We continuously monitor key customer service metrics such as phone hold time, ticket response time and ticket resolution rates, and we monitor the customer satisfaction of our customer support interactions.

Research and Development

Our engineering and product teams are responsible for the creation and development of high value features and functionality across our platform and the products we support. Our teams are highly focused on the customer and strive continually to deliver the tools needed for meaningful engagements through both continued improvements of our internally-developed platform and the addition of new products. Our engineering and product teams strategically approach the design of products to serve our broad customer base while also developing customized features and products to meet the specific needs of each SMB vertical we compete in. Our engineering team also coordinates the use of open source technologies with code developed in-house to provide a cohesive experience to the customer.

We have a research and development presence in both the United States and India.

Our Technology

Weave Software Platform

Our platform is composed of microservices in a highly containerized environment, which allows for rapid scaling of resources to meet the demands of our customers. These services are built using cloud-native technologies, which allows us to take full advantage of the infrastructure- and platform-as-a-service offerings from our cloud service providers. We develop multiple client-side experiences, including web, mobile, and desktop clients, and integrate them with our phone system to provide a seamless experience for customers.

Weave Phone System

Our phone system is highly-customized, cloud-based and integrated into our software platform. We built our phone systems in-house, providing capabilities commonly found in expensive licensed hardware offerings. Our phone systems leverage our cloud infrastructure providers to provide multiple redundant regions and lowest latency routing to ensure superior voice quality on calls to and from the entire United States and Canada.

We provide our customers with advanced business phones from a leading cloud-based communications hardware manufacturer. Once the phones are powered on and connected to a network by our customer, we provide configuration and automatic updates through the cloud. Our system also provides unlimited local and long distance voice calling within the United States and Canada to the Public Switched Telephone Network in the United States and Canada via SIP Trunking interconnects from multiple providers.

Security

We employ multiple layers of security to protect our systems, processes, buildings, our data and customer data, and other assets.

At an organization-wide level, we have a dedicated security team with security compliance, security engineering, security operations, and application security expertise to influence the secure handling of customer data, and secure development and operation of our products. We use multiple security technologies to monitor for intrusions and known vulnerable or insecure configurations of our use of cloud infrastructure providers, systems, and applications. Our security team members monitor for, and respond to incidents, events, and insecure configurations that may lead to the potential compromise of our products or customer data.

Our team members implement a robust suite of security policies and standards to execute processes, operations, and development in a secure manner consistent with industry standards outlined by ISO 27001, AICPA Trust Service Principles, and the NIST Cybersecurity Framework.

At the physical and infrastructure layers, our platform and products are hosted on Google Cloud Platform.

At the data layer, data is encrypted in transit over public networks and at rest in our backend databases and object stores using industry accepted encryption protocols (TLS 1.2 or higher; AES-256 or higher) with known strong ciphers. Customer images, voicemails, and call recordings are encrypted with unique encryption keys for each customer. Encryption keys are stored only in memory by our services, and are encrypted on disk behind our key management system.

Human Capital

As of December 31, 2022, we had 806 employees. We continued expanding our presence abroad during 2022 by hiring additional engineers and support representatives in India.

We offer competitive compensation and benefits packages and strive to promote the well-being of our employees and their families by offering generous parental and other leave policies as well as flexible paid time-off policies to accommodate individual circumstances. We demonstrate our commitment to the professional development of all Weavers by offering department-specific trainings, manager development courses/tracks, executive coaching and external professional development offerings.

We also recognize that fostering a diverse and inclusive workforce makes us stronger as a company and is a key element of our employee recruitment, engagement and retention strategy. Our goal is to ensure equitable people processes with hiring, compensation, performance management, promotions and personal development. We reinforce these values by promoting an inclusive culture through trainings/

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speaker series, sponsoring people resource groups, amplifying voices of underrepresented individuals, and community involvement.

Our culture is underpinned by the Weave Way, which consists of five key values that define our company, approach to people and ultimately guide all of our actions. Our employees are united by our mission and driven by our values:

- *Stay Hungry.* We remain HUNGRY and are never satisfied with the status quo. We are constantly blazing new trails and innovating the very best solutions. We volunteer for the hard things, knowing that the only easy day was yesterday. We're always asking questions and always trying to improve, knowing that our failures keep us moving onward and upward.

- *Care More.* CARING deeply about those around us—including our customers, our community, and each other—is just what we do. We believe everyone is important and should be treated with respect and courtesy. We value diversity of people and thought and strive to be kind and inclusive in all of our interactions. We know that true innovation happens when everyone has the opportunity to succeed and feels valued for their contributions.

- *Think Creatively.* Getting CREATIVE can solve a lot of challenges. We know that great ideas can come from anyone at any time. We go out beyond our circle and get involved. We ask questions and we're curious about the world around us, finding inspiration everywhere. We pay attention to the little things. We constantly challenge the old in order to make things better. We are scrappy and resourceful, and we never settle for ordinary.

- *Do the Right Thing.* We treat this business as our own, and we hold ourselves and each other ACCOUNTABLE for the goals that we set. As owners, we focus on integrity and honesty in all of our interactions and strive to do the right thing for our people, our customers and our community every day. We help one another, we speak up when we have concerns, and we understand that no problem is too small or too out of our scope to help tackle it.

- *The Customer is Everything.* We are laser-focused on our CUSTOMERS and care deeply about serving small businesses everywhere. They are the lifeblood of our company, our communities and our economy. We continually innovate the very best products and services with one thing on our mind: our customer.

Competition

The market for our platform and products is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. In many cases, our primary competition is the combination of existing point solutions, such as messaging, phone service, marketing tools, payments, CRM, analytics and social media management, that potential customers may already use to manage their businesses and in which they have made significant investments. In a broad sense, we compete with providers of customer interaction management, customer experience management, marketing solutions, business intelligence, unified communications and telecommunications and customer relationship management solutions. However, in this highly fragmented market landscape, we believe no single competitor provides a comparable comprehensive, vertically integrated customer communications and engagement platform similar to ours. As a result, sometimes displacing the outdated, in-house manual processes of our customers is our biggest challenge. We could also face competition from new market entrants, some of whom might be our current integration partners.

We believe the principal competitive factors in our market include:

- platform breadth;

- all-in-one solution package;

- ease of deployment and use;

- industry-specific capabilities and workflows with best-in-class product functionality;

- depth of integration with leading systems of record;

- ability to enable differentiated customer insights and engagement;

- cloud-based delivery architecture;

- customer service;

- advanced payments capabilities;

- brand recognition; and

- pricing and total cost of ownership.

We believe we compete favorably with our competitors on the basis of the factors described above.

Intellectual Property

Our intellectual property is an important part of our business. We protect our intellectual property through a combination of domain names, copyright, trade secrets and trademarks, as well as through contractual provisions, our information security infrastructure and restrictions on access to or use of our proprietary technology. We have trademark applications for select marks in the United States and will pursue additional trademark applications to the extent we believe it will be beneficial. We also have registered domain names for the website that we use in our business. Additionally, we rely upon unpatented trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position. We also enter into confidentiality and intellectual property rights agreements with our employees, consultants and contractors. Under such agreements, our employees, consultants and contractors are subject to invention assignment provisions designed to protect our proprietary information and ensure our ownership in intellectual property developed pursuant to such agreements.

Regulatory

In the United States, at the federal level, we are subject to regulation by the Federal Communications Commission, or FCC, as a provider of Voice over Internet Protocol, or VoIP, as well as state and local regulations applicable to VoIP providers. For example, such regulations include E-911 requirements, conditions for porting of phone numbers, protection of customer data generated by the use of our services, disability access rules, providing law enforcement with access to records, and obligations to contribute to federal programs including the federal universal service fund and other regulatory funds as well as state universal service programs. We are also subject to E-911 surcharges (typically governed by localities and/or state departments of revenue). In Canada, our VoIP service subscriptions are regulated by the Canadian Radio-television and Telecommunications Commission, or CRTC, which, among other things, imposes requirements like those in the United States related to the provision of E-911 services.

Additionally, we are subject to several laws in the United States and Canada that regulate communications between businesses and their customers, and protect consumers from unwanted messages and telephone calls. These laws include, but are not limited to, the Telephone Consumer Protection Act, or TCPA, Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM, and Canada's Anti-Spam Law, or CASL. To the extent that our subscribers use our SMS texting, VoIP telephone, email marketing, and fax services, we provide features and functionality that enable our subscribers to manage their compliance with these customer protection laws. As electronic messaging increases in popularity, we expect regulations and best practices in this area to continue evolving, which may impact our ability to offer services and our cost to deliver our services.

As we expand internationally, we will be subject to laws and regulations in the countries in which we offer our subscriptions. Regulatory treatment of communications services over the internet outside the United States varies from country to country, and may be more onerous than imposed on our subscriptions in the United States. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on the use of our subscriptions in international locations.

In the course of providing our services, we collect, store, and process many types of data, including personal data. Moreover, our customers can use our subscriptions to store contact and other personal or identifying information, and to process, transmit, receive, store, and retrieve a variety of communications and messages, including information about their own customers and other contacts. Customers are able, and may be authorized under certain circumstances, to use our subscriptions to transmit, receive, and/or store personal information, including Protected Health Information or Personal Health Information. The collection, use, processing, or disclosure of personal information may be subject to United States and Canadian federal, state and provincial regulations, including, but not limited to, the Health Insurance Portability and Accountability Act, or HIPAA; the California Privacy Rights Act, or CPRA (California); US state data breach notification laws; and the Personal Information Protection and Electronic Documents Act, or PIPEDA (Canada).

In addition to these regulations, many states continue to consider enacting privacy legislation that may apply to companies such as us which collect, store, and process many types of data, including personal data. In particular, California has enacted the CPRA. The CPRA imposes obligations on qualifying for-profit companies, such as us, doing business in California, and substantially increases potential liability for such companies for failure to comply with data protection rules applicable to California residents.

As internet commerce and communication technologies continue to evolve, thereby increasing online service providers' and network users' capacity to collect, store, retain, protect, use, process, and transmit large volumes of personal information, increasingly restrictive regulation by federal, state, or foreign agencies becomes more likely.

Regulations that do not directly apply to our business, but which do apply to our customers and partners, can also impact our business. As we expand our business, addressing customer and partner requirements in new jurisdictions and new verticals often requires investment on our part to address regulations that apply to our customers. Globally, these regulations continue to be introduced and to change over time. Such regulations can impact our ability to offer services to various customer segments, and our cost to deliver our services.

Corporate Information

We were organized in Delaware in September 2008 as Recall Solutions, LLC. We converted into a Delaware corporation in October 2015 under the name Weave Communications, Inc. Our principal executive offices are located at 1331 W Powell Way, Lehi, Utah 84043 and our telephone number is (888) 579-5668.

Available Information

We maintain a website at https://www.getweave.com. We make available free of charge, on or through our website via the Investor Relations section at https://investors.getweave.com/, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission, or the SEC. References to website addresses in this report are intended to be inactive textual references only, and none of the information contained on our website is part of this report or incorporated in this report by reference.

We announce material information to the public using SEC filings, press releases, public conference calls, and on the investor relations page of our website at https://investors.getweave.com/. We use these channels, as well as social media, including our Twitter account (@getweave), our newsroom (www.getweave.com/newsroom), our LinkedIn page (www.linkedin.com/company/weave-communications), our Instagram account (@getweave), and our Facebook page (https://www.facebook.com/search/top?q=weave), to communicate with investors and the public about our company, our products and services and other matters. Therefore, we encourage investors, the media and others interested in our company to review the information we make public in these locations, as such information could be deemed to be material information. Information on or that can be accessed through our websites or these social media channels is not part of this report, and the inclusion of our website addresses and social media channels are inactive textual references only.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, and the section titled "Management's discussion and analysis of financial condition and results of operations," before making an investment decision. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to our Business and our Industry

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $142.1 million, $115.9 million and $79.9 million during the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, we have experienced significant growth and churn in our number of employees (including both full- and part-time employees) over the last few years creating operational challenges, particularly in our customer service and sales organizations. We have also expanded operations outside of the United States including establishing engineering and administrative operations in India in 2021 and support operations in India in 2022.

Although we continue to experience significant growth in our revenue and number of customers, even if our revenue and number of customers continue to increase, we expect our growth rate will decline in the future as a result of a variety of factors, including the increasing scale of our business and as we achieve higher penetration rates in our existing vertical markets. Overall growth of our revenue and number of customers depends on a number of factors, including our ability to:

- price our products and services effectively to attract new customers and increase sales to our existing customers;

- manage the ongoing impact of the COVID-19 pandemic and rising inflation and interest rates on our business and operations;

- expand the functionality and scope of the products we offer on our platform;

- maintain the rates at which customers subscribe to, and adopt additional products, such as Weave Payments, to extend their use of our platform and retain our existing customers;

- hire new sales personnel to support our growth, and reduce the time for new personnel to achieve desired productivity levels;

- provide our customers with high-quality customer support that meets their needs;

- introduce our platform and products to new markets, including to markets outside of the United States;

- serve SMBs across a wide cross-section of vertical industries, such as those within specialized healthcare and to increase the number of vertical industries we serve;

- successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and

- increase awareness of our brand and successfully compete with other companies.

We may not successfully accomplish any of these objectives, which makes it difficult for us to forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. Additionally, due to our recent rapid growth, we have limited experience operating at our current scale and potentially at a larger scale, and as a result, it may be difficult for us to fully evaluate future prospects and risks. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties that we use to plan and operate our business are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations, our growth rates may decline and our business would be adversely impacted.

If we do not attract new customers, retain existing customers, and increase our customers' use of our platform, our business will suffer.

Our ability to attract new customers, retain existing customers and increase the use of our platform by existing customers is critical to our success. Our future revenue will depend in large part on our success in attracting additional customers to our platform. Our ability to attract additional customers will depend on a number of factors, including the effectiveness of our sales team, the success of our marketing efforts, our levels of investment in expanding our sales and marketing teams, referrals by existing customers, our brand recognition within the markets we address, our efforts to provide satisfactory customer service, the stability and reliability of our platform, our ability to timely onboard new customers or timely expand functionality for our existing customers, the perceived value of our platform and the features and functionality it offers, our ability to leverage and scale our core sales efforts and marketing capabilities to focus on our core specialty healthcare verticals, and the nature and availability of competitive offerings. We may not experience the same levels of success in the future with respect to our customer acquisition strategies as we have experienced in the past, and if the costs associated with acquiring new customers were to materially increase in the future, our expenses may rise significantly.

A majority of our customers pay their subscription on a monthly basis, while a significant number of our customers pay their subscriptions on an annual basis. Our customers have no contractual obligation to renew their subscriptions after their subscription term expires. As a result, even though the number of customers using our platform has grown rapidly in recent periods, there can be no assurance that we will be able to retain these customers. Renewals of subscriptions may decline or fluctuate as a result of a number of factors, including dissatisfaction with our platform or support, the perception that a competitive platform, product or service presents a better or less expensive option or our failure to successfully deploy sales and marketing efforts towards existing customers as they approach the expiration of their subscription term. In addition, we may terminate our relationships with customers for various reasons, such as heightened credit risk, excessive card chargebacks, unacceptable business practices or contract breaches. We have historically experienced customer turnover as a result, in part, of our customers being SMBs, which are categorically more susceptible than larger businesses to general economic conditions, higher levels of churn, consolidation with other businesses and other risks affecting their businesses.

In addition to attracting new customers and retaining existing customers, we seek to expand usage of our platform by broadening adoption by our customers of the various products available on our platform. We have experienced difficulties with, and cannot be certain that we will be successful in, increasing adoption of additional products by our existing customers. Our ability to increase adoption of our products by our customers will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing and our ability to demonstrate the value proposition of our products. Our costs associated with renewals and generating sales of additional products to existing customers are substantially lower than our costs associated with entering into subscriptions with new customers. Accordingly, our business model relies to a significant extent on our ability to renew subscriptions and sell additional products to existing customers, and, if we are unable to retain revenue from existing customers or to increase revenue from existing customers, our operating results could be adversely impacted even if such lost revenue were offset by an increase in revenue from new customers.

Our ability to attract new customers and retain existing customers depends in part on our ability to timely onboard new customers or timely expand functionality for our existing customers. Our platform often requires integration and customization that can result in longer onboarding and ramping process times. New customers onboarding onto our platform or existing customers increasing functionality within our platform may require specific customizations that can delay lead times and may require onboarding efforts that take up to several months. Our onboarding and ramp times may be further delayed due to unanticipated complications with phone number porting or integrations with existing or new customers' systems, which could delay or prevent adoption of our platform for extended periods of time and may cause us to expend more resources than originally anticipated. These delays could limit our ability to attract and retain customers and may adversely affect our revenue and profits.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could suffer.

We have significantly expanded our business and operations, and our business strategy contemplates that we will significantly expand our business and operations in the future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Sustaining our growth will place significant demands on our management as well as on our administrative, operational, and financial resources, particularly while we continue to navigate relatively recent transitions in management and challenging macroeconomic conditions. If we are unable to manage our growth effectively, our revenue and profits could be adversely affected.

To manage our growth, we must continue to improve our operational, financial, and management information systems and expand, motivate, retain and manage our workforce. These improvements will require significant investments in, among other things, sales and marketing, customer support, technology infrastructure, regulatory compliance and risk management and general and administrative functions. These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, or if we encounter difficulties in managing a growing number of customers, our business, financial position and operating results will be harmed, and we may not be able to achieve or maintain profitability over the long term. Risks that we face in undertaking future expansion include:

- effectively recruiting, integrating, training, and motivating a large number of new employees, including our customer services representatives, direct sales force, and engineering resources, while retaining existing employees and reducing the rate of employee turnover, maintaining the beneficial aspects of our corporate culture, and effectively executing our business plan;

- successfully improving and expanding the capabilities of our platform and introducing new products and services;

- controlling expenses and investments in anticipation of expanded operations; and

- managing the expansion of operations in the United States and potentially in additional countries in the future, which will place additional demands on our resources and operations.

We focus on serving SMBs and are subject to risks associated with serving small businesses.

Our revenue is derived from SMBs, and the majority of our revenue is derived from small businesses. While our core verticals in dental, optometry, and veterinary services have been more resilient than other types of small business, SMBs often have higher rates of business failures and limited budgets. Further, SMBs are fragmented in terms of size, geography, sophistication and nature of business and, consequently, are more challenging to serve at scale and in a cost-effective manner. Many of these SMBs are in the early stages of their development and there is no guarantee that their businesses will succeed. In addition, SMBs may be affected by economic uncertainty or downturns to a greater extent than enterprises and typically have more limited financial resources, including capital borrowing capacity, than enterprises. For example, the ongoing impact of the COVID-19 pandemic and increasing inflation and interest rates have adversely impacted economies and financial markets globally, which particularly impacted many SMBs. SMBs are also typically restricted by factors other than price in their technology-related decisions. These factors may make us more susceptible to economic downturns and may limit our ability to grow our business and become profitable. If we are not able to effectively address the risks associated with serving SMBs, our revenue, results of operations and financial condition could be adversely impacted.

We face risks in targeting medium-sized businesses for sales of our subscriptions and, if we do not manage these efforts effectively, our business and results of operations could suffer.

A majority of our current customer base consists of small businesses. In addition to pursuing continued customer growth among small businesses, we intend to pursue opportunities to expand our customer base among medium-sized businesses. As we target a portion of our sales efforts at larger and multi-location businesses, we may incur higher costs and longer sales and installation cycles, and we may be less effective at predicting when we will complete these sales. In these market segments, the decision to purchase our subscriptions may require the approval of more technical personnel and management levels within a potential customer's organization and, therefore, sales to larger and multi-location businesses may require us to invest more time educating potential customers about the benefits of our subscriptions. In addition, our customers may be acquired by or may consolidate into larger and multi-location businesses that may demand more features, integration services and customization, and may require more highly skilled sales and support personnel. These new businesses may also demand service-level agreements or other contractual terms that may introduce additional risk. Further, our investment in marketing our subscriptions to these potential customers may not be successful, which could adversely affect our results of operations and our overall ability to grow our customer base.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have incurred net losses in each year since our inception, including net losses of $49.7 million, $51.7 million, and $40.4 million in 2022, 2021 and 2020, respectively. We had an accumulated deficit of $231.6 million as of December 31, 2022. While we have experienced significant revenue growth in recent periods, we are not yet profitable and this growth rate may decline in future periods and you should not rely on the revenue growth of any given prior period as an indication of our future performance. Additionally, we are not certain whether we will be able to sustain or increase our revenue or whether or when we will attain sufficient revenue to achieve or maintain profitability in the future. We have experienced and expect to continue to experience increased costs and expenses in future periods, which could negatively affect our future results of operations if our revenue does not increase by amounts sufficient to offset such costs and expenses. We expect to continue to expend substantial financial and other resources on, among other things:

- sales and marketing, including the continued expansion of our direct sales organization and marketing programs and expanding our programs directed at increasing our brand awareness among current and new customers;

- increased labor and compensation expenses;

- investments in our customer support teams;

- improvements in regulatory compliance and risk management, including security and data protection;

- investments in our engineering team and the development of new products, features and functionality and enhancements to our platform, including developing the features and functionality required by new vertical markets that we choose to address in the future;

- expansion of our operations and technology infrastructure;

- international expansion; and

- general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. We also expect that our revenue growth rate will decline over time. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, then our business, results of operations and financial condition would be adversely affected.

Unfavorable economic conditions and macroeconomic uncertainties have in the past and may continue to adversely impact our business, results of operations and financial performance.

Global economic and business activities continue to face widespread macroeconomic uncertainties, including labor shortages and supply chain disruptions, inflation, the COVID-19 pandemic as well as recession risks, which may continue for an extended period, and which could result in decreased spending by our existing and prospective customers and business partners, reduced demand for our platform due to reduced budgets or for other reasons, and longer or delayed sales cycles, all of which could have an adverse impact on our business operations and financial condition. For example, the COVID-19 pandemic impacted our business and operations in a variety of ways, including supply chain challenges and disruptions in our go-to-market activities and sales channels.

Furthermore, our revenue growth and potential profitability depend on demand for our platform. Historically, during economic downturns, there have been reductions in spending on IT and infrastructure as well as pressure for financial concessions. The adverse impact of economic downturns may be particularly acute among SMBs, which comprise the vast majority of our customer base. If current economic conditions persist or deteriorate further, our current and prospective customers may elect to decrease their budgets, which would limit our ability to grow our business and adversely affect our operating results.

We may also experience adverse impacts from delayed sales and implementation cycles, including customers and prospective customers delaying contract signing or subscription renewals. In addition, a majority of our customers are on monthly subscription arrangements with us and could terminate their subscriptions on short notice. If potential customers determine not to enter into subscriptions or defer subscribing to our platform, or if customers terminate or fail to renew their subscriptions, fail to pay us or reduce their spending with us, our revenue may grow more slowly or decline, we may be unable to collect amounts due and we may incur costs in enforcing our contract terms. If unfavorable economic conditions and macroeconomic uncertainty persist, then we could experience adverse impacts to our business, results of operations and overall financial performance in future periods.

Our quarterly results may fluctuate, and if we fail to meet securities analysts' and investors' expectations, then the trading price of our common stock and the value of your investment could decline substantially.

Our results of operations, including the levels of our revenue, cost of revenue, gross margin and operating expenses, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future. These fluctuations are a result of a variety of factors, many of which are outside of our control, and may be difficult to predict and may or may not fully reflect the underlying performance of our business. If our quarterly results of operations or forward-looking quarterly and annual financial guidance fall below the expectations of investors or securities analysts, then the trading price of common stock could decline substantially. Some of the important factors that may cause our results of operations to fluctuate from quarter to quarter include:

- the continuing impact of COVID-19 and rising inflation and interest rates on our customers, our pace of hiring and the U.S. economy in general;

- our ability to retain and increase revenue from existing customers and attract new customers;

- our ability to introduce new products and enhance existing products;

- our success in penetrating new vertical markets;

- competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

- changes in laws, industry standards, regulations or regulatory enforcement in the United States or internationally;

- changes in network service provider fees that we pay in connection with the delivery of communications on our platform;

- changes in payment processing network and partner fees;

- increases in fees from integration partners, such as providers of practice management systems or accounting software;

- changes in cloud infrastructure fees that we pay in connection with the operation of our platform;

- changes in our pricing as a result of our optimization efforts or otherwise;

- the rate of expansion and productivity of our sales force;

- change in the mix of products that our customers use;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in research and development of new features and functionality for our platform, products and services, our international expansion and additional systems and processes;

- costs associated with defending and resolving intellectual property infringement and other claims;

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;

- expenses in connection with mergers, acquisitions or other strategic transactions and the follow-on costs of integration;

- the timing of customer payments and any difficulty in collecting accounts receivable from customers;

- general economic conditions that may adversely affect a prospective customer's ability or willingness to adopt our products, delay a prospective customer's adoption decision, reduce the revenue that we generate from subscriptions to our platform and use of our products or affect customer retention;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

- the impact of new accounting pronouncements; and

- fluctuations in stock-based compensation expense.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our loss and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

If we are not able to maintain and enhance our brand and increase market awareness of our company, platform and products, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our brand identity and increasing market awareness of our company, platform and products are critical to achieving widespread acceptance of our platform, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products and support and our ability to successfully differentiate our platform and products from competing offerings. Our brand promotion activities may not be successful or yield increased revenue.

As we seek to expand our customer base by targeting additional vertical markets in the future, we will need to establish brand awareness in new markets in which we have not historically had a presence. Although we have invested in promoting our brand generally, we may not have significant brand awareness in these new markets, and will need to make additional investments to expand awareness of our brand in the new vertical markets we seek to address. In addition, as and to the extent we seek to expand our reach internationally, we will need to invest in establishing awareness of our brand in new international markets.

From time to time, our customers have complained about our platform and products, such as complaints about our pricing and customer support. If we do not handle customer complaints effectively, then our brand and reputation may suffer, our customers may lose confidence in us and they may reduce or cease their use of our products. In addition, many of our customers post and discuss on social media about internet-based products and services, including our platform and products. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our platform or products upset these customers, then their online commentary could negatively affect our brand, reputation and customer trust. Complaints or negative publicity about us, our platform or products could adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent these activities increase revenue, this revenue may not be enough to offset the increased expenses we incur. In addition, since the beginning of the COVID-19 pandemic, we have had limited ability to attend trade shows and similar industry events, which have been a significant source of our customer pipeline in periods prior to the start of the pandemic. In 2022, we have seen a return of some of these in-person events. Despite the increase in the number of in-person events, it is likely that we will continue to have a mix of virtual and in-person trade show or other industry events in the near future and overall a smaller number of in-person events than we attended prior to the COVID-19 pandemic. We have typically relied on trade shows, industry events and other in-person meetings to facilitate customer sign-ups and generate leads for potential customers, and we cannot predict how long or the extent to which the ongoing impact of the COVID-19 pandemic may continue to constrain our marketing, promotional and sales activities. If we do not successfully maintain and enhance our brand, then our business may not grow, we may have to lower our prices to compete and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

The market for our platform and products is still relatively new and evolving, may decline or experience limited growth and is dependent in part on businesses continuing to adopt our platform and use our products.

We believe that our future success will depend in part on the growth, if any, and evolution of the market for a platform that enables SMBs to communicate and engage with their customers. The utilization of a platform by SMBs to communicate and engage with their customers is still relatively new, and SMBs may not recognize the need for, or benefits of, our platform and products. SMBs may decide to adopt alternative products and services to satisfy their communications and customer engagement needs. In order to grow our business and extend our market position, we intend to focus on educating SMBs about the benefits of our products and platform, expanding the functionality of our platform and products and bringing new technologies to market to increase market acceptance and use of our platform and to address additional markets. Our ability to expand the market that our platform and products address depends upon a number of factors, including the cost, performance, technology, IT infrastructure, and the perceived value associated with our platform and products. The market for our platform and products could fail to grow significantly or there could be a reduction in demand for our platform and products as a result of a lack of customer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our market does not experience significant growth or demand for our platform and products decreases, then our business, results of operations and financial condition could be adversely affected.

If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

In order to grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as industry and customer events, trade shows, public relations initiatives and brand marketing, as well as search engine marketing and optimization. If the costs of the lead generation and marketing channels we use increase dramatically, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we add to or change the mix of our lead generation and marketing strategies, we may need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations and financial condition. Since the beginning of the COVID-19 pandemic, our in-person lead generation and marketing efforts have been significantly limited due to event cancellations and the related evolution in where our potential customers assemble, and we have had to further develop our inbound and outbound channels to make up for the absence of sales leads generated from trade shows and other industry events. ### We anticipate continuing to rebalance our marketing spend to account for the resumption of in-person business development activities. To the extent that trade shows and other in-person lead generation activities continue to resume, there can be no assurance that those activities will attract new customers in a cost-effective manner or at levels that existed prior to the COVID-19 pandemic.

We will incur marketing expenses before we are able to recognize any revenue that the lead generation and marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and we cannot guarantee that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our results of operations may suffer.

If we are unable to develop and maintain successful integrations, such as integrations with providers of practice management systems ("PMS") or accounting software, the value of our platform and products could decline and our results of operations and financial condition could be adversely affected.

We have built integrations with other vendors, such as providers of PMS or related solutions, and we intend to pursue additional integrations in the future. Our integrations with these partners are typically structured as commercial and technical partnership agreements, pursuant to which we integrate certain aspects of our platform and products with the systems or software that are utilized by our customers, for agreed payments to such integration partners based on pricing models they have customarily offered us. The success of our business strategy relies, in part, on our ability to form and maintain these integrations with such partners on customary terms in order to facilitate and permit the integration of our platform and products into the systems or software used by our customers. For example, dental PMS product Dentrix provides critical functionality to our platform for a significant portion of our customer base, pursuant to a contract that provides for integration through July 2026, subject to certain conditions including third-party access approval and security protocols for data protection and system integrity. Providers of these systems or software may compete with certain of the functionality offered by our platform and products, and they may in the future expand their offerings to compete more directly with our platform and products or elect to partner with our competitors. If providers of these systems or software amend, terminate or fail to perform their obligations under their agreements with us, or if they elect to prioritize developing competing offerings or developing integration with offerings of our competitors, our platform and products may no longer integrate with the systems or software of our customers, which would lower the value of our platform and products to our customers and materially and adversely affect our business results. Additionally, if these providers change their pricing models in a manner adverse to us, such as usage-based fees (e.g. per-API call), which are becoming increasingly common in our industry, our results of operations may be adversely impacted.

We may also seek to create new integrations in the future, and we may not be successful in developing integrations or negotiating integration agreements on terms favorable to us. If we are not able to create integrations with other providers of systems or software used by our customers, the attractiveness of our products to customers may be diminished. In addition, any delay in creating integrations with providers of systems or software used by our customers or potential customers could delay or impair our ability to enter new vertical markets or enhance the functionality of our platform and products, and reduce their competitiveness. Any such delay could adversely affect our business.

The market in which we participate is highly competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The market for our platform and products is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. In many cases, our primary competition is the combination of existing point solutions, such as messaging, phone service, marketing tools, payments, CRM, analytics and social media management, that potential customers may already use to manage their businesses and in which they have made significant investments.

The principal competitive factors in our market include platform breadth, ability to offer an all-in-one solution package, ease of deployment and use, industry-specific capabilities and workflows with best-in-class product functionality, depth of integration with leading systems of record, ability to enable differentiated customer insights and engagement, cloud-based delivery architecture, advanced payments capabilities, brand recognition and pricing and total cost of ownership. Our competitors fall into the following primary categories:

- customer interactions management solutions;

- customer experience management;

- marketing solutions;

- business intelligence;

- integrated payment providers;

- unified communications and telecommunications; and

- customer relationship management.

We also face competition from the systems of record, including suppliers of PMS, that have significant market penetration and broad market acceptance in the markets that we address. Although these systems do not currently offer the broad functionality provided by our platform or products, if the providers of these systems were to seek to integrate some or all of the functionality offered by our platform or products in the future, either by building that functionality into their systems or through partnerships with third parties, existing or potential customers that use these systems may choose to use that functionality rather than to subscribe to our platform and products. This development could have an adverse effect on our business, operating results and financial condition.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. For example, sales force automation and CRM vendors could acquire or develop applications that compete with our marketing software offerings. Some of these companies have recently acquired social media marketing and other marketing software providers to integrate with their broader offerings, which may increase the competition we experience from those third parties.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, they have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies or in vertical markets. Customers utilize our products in many ways and use varying levels of functionality that our products offer or are capable of supporting or enabling within their applications. Customers that use only limited functionality in our platform or products may be able to more easily replace our products with competitive offerings. In addition, some of our customers may choose to use our platform and products and our competitors' products at the same time.

Moreover, as we expand the functionality of our platform and products to include additional solutions, address new vertical markets and enter new markets outside the United States, we may face additional sources of competition. We cannot be sure that we will compete as successfully against companies with products that offer solutions in those markets as we have to date. In addition, we cannot be sure we will compete successfully against incumbent providers of solutions with established brands and market presence if we enter new vertical markets and new markets outside the United States.

In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. Our current and potential competitors may also develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

If we do not develop enhancements to our platform and products and introduce new products that achieve market acceptance, our business, results of operations and financial condition would be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our existing platform and products, increase adoption and usage of our products and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels, overall market acceptance, ease of use of the new product and trained customer support personnel who can assist customers with the new product. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may require reworking features and capabilities, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. Our ability to generate usage of additional products by our customers may also require increasingly sophisticated and more costly sales efforts. In addition, adoption of new products or enhancements may put additional strain on our customer support and success teams, which could require us to make additional expenditures related to further hiring and training. We also may invest in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers. If we are unable to successfully enhance our existing platform and products to meet evolving customer requirements, increase adoption and usage of our products or develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

Any failure to offer high quality customer service and support may adversely affect our relationships with our customers and prospective customers, and adversely affect our business, results of operations and financial condition.

Many of our customers depend on our customer support and success teams to assist them in deploying our products effectively, to help them to resolve post deployment issues quickly and to provide ongoing support. As such, we believe our focus on customer service and support is critical to onboarding new customers and retaining our existing customers and growing our business. If we do not devote sufficient resources or are otherwise unsuccessful in supporting our customers effectively, our ability to retain existing customers could suffer and prospective customers may be less likely to adopt our platform and products. Accordingly, we expect to devote significant resources to maintaining and enhancing the effectiveness of our customer service and support function, and increased investments in customer service and support, without corresponding revenue, could adversely affect our business, results of operations and financial condition.

Our ability to provide effective customer service and support may be adversely affected by a variety of factors. We may be unable to respond quickly enough to accommodate short term increases in demand for service and support from our customer support and success teams. Approximately one-third of our current customer service and support staff has been employed with us for less than one year and therefore may be less familiar with our platform and products than our more tenured employees. In addition, as we add functionality to our platform or as customers begin to increase the ways in which they use our platform or products, customer service needs may become more time-consuming to meet. If our customers are not satisfied with the level of customer support we provide, they may stop using our platform or may not subscribe to additional products we offer. In addition, to improve our level of customer support and service and to meet increased customer demand for support, we may need to devote additional resources to hiring and training personnel, which will increase our costs and without additional corresponding revenue, could adversely affect our business, results of operations and financial condition.

Our ability to gain new customers is highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high quality customer service and support, or a market perception that we do not maintain high quality customer service and support, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our platform and products may become less competitive.

The market for communications and engagement software in general, and cloud-based communications in particular, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. Customers and consumers may choose to adopt other forms of electronic communications or alternative communications platforms. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop functionality for our platform or new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, including but not limited to applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies if mobile phone operating system providers, network service providers, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which could adversely affect our business, results of operations and financial condition. We may need to devote significant resources to the creation, support, and maintenance of our mobile applications, and any failure of our platform and products to operate effectively with evolving or new platforms and technologies could reduce the demand for our platform and products. If we are unable to respond to these changes in a cost-effective manner, or at all, our platform and products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We depend on the interoperability of our platform or products with those of our integration partners.

We maintain integrations with various third-party applications, products and services. These third-party offerings are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with these offerings. In addition, some of these third parties may have or introduce offerings that compete with our platform. These third parties or our competitors may take actions that disrupt the interoperability of our platform with their products or services, or they may exert strong business influence on our ability to, and the terms on which, we operate and distribute our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors' products or services, our platform, business, financial condition, and results of operations could be adversely affected.

We rely on hardware purchased or leased from, software licensed from, and services rendered by third parties in order to provide our platform and products and run our business, sometimes by a single-source supplier.

We rely on hardware, purchased or leased from, software licensed from, and services rendered by third parties in order to provide our solutions and run our business, sometimes by a single-source supplier. In particular, we rely on single-source suppliers for phones and point-of-sale terminals: Yealink to supply phones for our platform and Stripe to provide point-of-sale devices and payment processing services for Weave Payments. Additionally, Bandwidth and Telnyx power the texting functionality of our platform. We also rely on hosted SaaS technologies from third parties in order to operate critical internal functions of our business, including enterprise resource planning, customer support and customer relations management services. We do not have long-term supply agreements with our sole source hardware suppliers and maintain only a small amount of inventory, making us vulnerable to price increases and supplier capacity and supply chain constraints. Third-party hardware, software and services may not continue to be available on a timely basis, on commercially reasonable terms, or at all. Any loss of the supply, right to use or any failures of third-party hardware, software or services, could result in delays in our ability to provide our platform and products or run our business. In addition, even if we are able to identify equivalent hardware, software or services or are able to internally develop a replacement solution, integrating any new hardware, software or service could be costly and time-consuming and may not result in an equivalent solution, any of which could adversely affect our business, results of operations and financial condition.

In the event our customers' ability to use the functionality supplied by our platform were disrupted as a result of issues affecting the hardware, software or services provide by third parties, customers could assert claims against us in connection with such service disruption or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could harm our reputation and brand, making it harder for us to sell our platform and products.

Breaches of our applications, networks or systems, or those of GCP or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our information technology ("IT") systems to conduct virtually all of our business operations, ranging from operation of our platform, our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and integration partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and integration partners or to cause interruptions of our products and platform. In particular, cyberattacks (including ransomware) and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies continue to be targeted. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employees theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on GCP or other cloud services), internal networks, our customers' systems and the information that they store and process. Because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data.

We have been and will continue to be subject to cybersecurity threats and incidents, including denial-of-service attacks, employee errors or individual attempts to gain unauthorized access to information systems. Any information security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third-party's fraudulent inducement of our employees to disclose information, unauthorized access or usage, virus or similar breach or disruption of us or our service providers, such as GCP, could result in the loss of confidential or personal information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Furthermore, we are required to comply with laws and regulations, including stringent regulations such as the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), that require us to maintain the security of personal information and we may have contractual and other legal obligations to notify customers, regulators or other relevant stakeholders of security breaches. Such disclosures could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or mitigate the security breach. Accordingly, if our cybersecurity measures or those of GCP or our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees and contractors, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected.

While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

We rely on a single supplier to provide the technology we offer through Weave Payments.

In order to provide Weave Payments, we have entered into payment service provider agreements with Stripe Inc. ("Stripe"). These payment service provider agreements provide for terms which expire at various dates after 2028, and in some cases, renew for subsequent 12-month terms unless we provide a notice of termination prior to the end of the then current term. These agreements are integral to Weave Payments, and any problems with Stripe or disruption affecting its services could have an adverse effect on our reputation, results of operations and financial results. If Stripe were to terminate its relationship with us, we could incur substantial delays and expense in finding and integrating an alternative payment service provider into Weave Payments, and the quality and reliability of such alternative payment service provider may not be comparable. Any temporary or permanent disruption in our ability to offer Weave Payments, whether as a result of an interruption in Stripe's services due to technical or other issues, or due to the termination of our agreement with Stripe, would decrease our revenue and adversely affect our business.

We have in the past experienced limited interruptions with respect to payments processed through Stripe, which in some cases resulted in the temporary inability of some of our customers to collect payments through our platform. In the event that Stripe fails to maintain adequate levels of support, experiences interrupted operations, experiences a breach of their networks or systems, does not provide high quality service, or increases the fees they charge us, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations. In addition, interruptions affecting payment processing by Stripe could result in periods of time during which Weave Payments cannot function properly, and therefore cannot collect payments for our customers, which could adversely affect our relationships with our customers and our business, reputation, brand, financial condition, and results of operations.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity and disruption or deterioration in the quality of these services could adversely affect our business, results of operations and financial condition.

We currently interconnect with network service providers to enable the use by our customers of our products over their networks and we rely on network service providers for these services. Where we do not have direct access to phone numbers, our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly, while we do not typically change our customers' pricing as rapidly.

At times, network service providers have instituted additional fees due to regulatory, competitive or other industry related changes that increase our network costs. Additionally, our ability to respond to any new fees may be constrained if all network service providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if the market conditions limit our ability to increase the price we charge our customers. For example, in recent periods we have experienced higher fees associated with text messaging.

Furthermore, many of these network service providers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time-consuming and costly and could adversely affect our business, results of operations and financial condition. Further, if problems occur with our network service providers, it may cause errors or poor quality communications with our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or poor quality communications on our products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

Further, we sometimes access network services through intermediaries who have direct access to network service providers. We expect that we will continue to rely on intermediaries for these services, but this may change in the future. These intermediaries sometimes have offerings that directly compete with our products and may stop providing services to us on a cost-effective basis. If a significant portion of these intermediaries stop providing services or stop providing services on a cost-effective basis, our business could be adversely affected.

We also interconnect with internet service providers to enable the use of our communications products by our customers, and we expect that we will continue to rely on internet service providers for network connectivity going forward. Our reliance on internet service providers reduces our control over quality of service and exposes us to potential service outages and rate fluctuations. If a significant portion of our internet service providers stop providing us with access to their network infrastructure, fail to provide access on a cost-effective basis, cease operations, or otherwise terminate access, the delay caused by qualifying and switching to other internet service providers could be time-consuming and costly and could adversely affect our business, results of operations, and financial condition.

If problems were to occur with any of these third-party network or internet service providers, they may cause errors or poor call quality that could impact our customers, and we could encounter difficulty identifying the source of the problem. From time to time, these third-party network or service providers have been adversely impacted or overloaded by large increases in traffic for a variety of reasons. The occurrence of interruptions, errors or poor call quality, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers and delay or loss of market acceptance of our platform and products, and harm our business and results of operations.

We substantially rely upon GCP to operate our platform, and any disruption of or interference with our use of GCP would adversely affect our business, results of operations and financial condition.

GCP provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We outsource a substantial majority of our cloud infrastructure to GCP, which hosts our products and platform, and have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP.

We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition.

Our customers need to be able to access our platform at any time, without interruption or degradation of performance. GCP runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at GCP. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes, including technical failures, natural disasters, pandemics such as COVID-19, fraud or security attacks. In addition, if our security, or that of GCP, is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through GCP or alternative providers of cloud infrastructure, our business, results of operations and financial condition may be adversely affected. In addition, any changes in service levels from GCP may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

Our agreement with GCP is for a 60-month term with no renewal right thereafter. Although we have successfully transitioned cloud service providers in the past and we expect that we could receive similar services from other third parties in the future, if any of our arrangements with GCP are terminated, we could experience interruptions on our platform and in our ability to make our products available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under certain of our agreements and otherwise harm our business, results of operations and financial condition.

Defects or errors in our platform or products could diminish demand for our products, harm our business and results of operations and subject us to liability.

Our customers use our platform and products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers' businesses and, in turn, hurt our brand and reputation and erode customer trust. We provide regular updates to our platform and products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time and within an acceptable amount of time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations, and product development teams for our platform's continued performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems related to our platform due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, delays in scaling our technical infrastructure if we do not maintain enough excess capacity and accurately predict our infrastructure requirements, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks, human error, actions or inactions attributable to third parties, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

From time to time, we may experience limited periods of server downtime due to server failure or other technical difficulties. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer or guest data may be permanently lost.

Moreover, a limited number of our agreements with customers may provide for limited service level commitments from time to time, and it is possible that an increasing number of our agreements may include service-level commitments in the future. If we experience significant periods of service downtime in the future, we may be subject to claims by our customers against these service level commitments. System failures in the future could also result in significant losses of revenue. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

We may not be able to continue to expand our share of our existing vertical markets or expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend, in part, upon our continued expansion within the healthcare vertical markets, such as dentistry, optometry and veterinary, where our revenue is concentrated, as well as our ability to penetrate new vertical markets.

Our expansion into new vertical markets also depends upon our ability to adapt our existing platform, develop additional features and functionality to meet the particular needs of each new vertical market, and may depend on our ability to integrate our platform with practice management software or other systems of record. For example, some new vertical markets may require greater mobile functionality than customers in our existing markets. Other new vertical markets may require additional functionality to address regulatory considerations. Specifically, in our existing vertical markets such as dentistry and optometry, we had to expend significant time and resources to integrate with dental practice management software and address the strict patient and other privacy regulations associated with those industries. We may not have adequate financial or technological resources to develop effective and secure enhancements to our platform and new products that will satisfy the demands of these new vertical markets. In addition, we will need to make sales and marketing investments to increase awareness of our platform and products in new vertical markets in which we have not historically had a presence. Further, as positive references from existing customers are vital to expanding into new vertical and geographic markets, any dissatisfaction on the part of existing customers may harm our brand and reputation and inhibit market acceptance of our platform and products.

As part of our strategy to expand into new vertical markets, we may look for acquisition opportunities and partnerships that will allow us to enhance our offerings and distribution channels for those verticals and increase our market penetration. We may not be able to successfully identify suitable acquisition, partnership, or integration candidates in the future, and if we do, they may not provide us with the benefits we anticipated.

Penetrating new vertical markets may also prove to be more challenging or costly or take longer than we may anticipate. If we fail to expand into new vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenue. Moreover, we will need to make investments to enter new markets in advance of deriving revenue from those markets, and, if we are unable to derive incremental revenue from new vertical markets in which we make investments to earn an adequate return on our investments, our business and results of operations will suffer. In addition, we cannot be sure that the time periods that have been required historically to identify, evaluate, develop and launch new product offerings to address specific vertical markets will be representative of the time that will be required to address new vertical markets in the future. Delays in addressing vertical markets may result in an increase in the investment required to address these markets, delay our ability to derive revenue from these markets and adversely affect our ability to address those markets if other companies are able to address those markets with competitive offerings before we are able to do so.

Growth may place significant demands on our infrastructure.

As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of customers. For example, we expect the volume of simultaneous calls to increase significantly as our customer base grows. Our infrastructure may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base.

Our growth in revenue generated from Weave Payments depends on customers increasing their use of this product, and if our customers do not increase their use of this product, our business, results of operations and financial condition could be adversely affected.

We generate revenue from our payments product, Weave Payments, based on customer usage. While this product has the potential to meaningfully diversify our sources of revenue, our ability to generate incremental revenue from this product depends not only on convincing customers who do not already subscribe to Weave Payments to become Weave Payments customers, but also on those who have already subscribed increasing their usage of it. If our customers do not increase their use of Weave Payments, then our results of operations and future prospects may be harmed.

We cannot accurately predict customers' usage levels. Revenue from Weave Payments is generally calculated as a percentage of payment volume plus a per-transaction fee and, accordingly, varies depending on the total dollar amount processed through our platform in a particular period. This amount may vary, depending on, among other things, interchange and processor fees, the success of our customers' businesses, the proportion of our customers' payment volume processed through our platform, consumer spending levels in general, and overall economic conditions. In addition, the revenue and gross profit derived from Weave Payments varies depending on the particular type of payment processed on our platform. During the COVID-19 pandemic, card-not-present transactions, which are transactions for which the credit card is not physically present at the merchant location at the time of the transaction, accounted for a larger proportion of the total payment transactions processed through our platform, which has contributed to higher gross margins on those transactions than in prior periods. While we have seen this trend continue in recent periods as credit card transactions have increased as a percentage of total payment transactions; no assurance can be given that the mix of card-not-present transactions will continue to be favorable.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

To increase total customers and achieve broader market acceptance of our platform and products, we will need to expand our marketing and sales operations, including our sales force. We will continue to dedicate significant resources to inbound and outbound sales and marketing programs and to increase and develop our digital marketing competencies. The effectiveness of our inbound and outbound sales and marketing and third-party channel partners has varied over time and may vary in the future. All of these efforts will require us to invest significant financial and other resources. We may not achieve anticipated revenue growth by expanding our sales force if, among other reasons, we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective. Our business will be seriously harmed if our investments in sales and marketing do not generate an increase in revenue that represents an appropriate return on our investment.

If we do not successfully maintain the quality of the installation of our platform and products by third-party installers, our reputation could suffer and our sales could decline.

We leverage third-party independent contractors to install a portion of our customer premises equipment and implement integrations. These services are critical because a failure to properly install our product can lead to reduced operability and poor customer satisfaction. While we currently provide customers with a list of reputable independent installers from which they may select their installer of choice, a quality installation may not be delivered, which would impact customer experience. To the extent our third-party independent contractors perform low-quality installations, we may need to devote additional resources to the identification and monitoring of such independent installers. Additionally, if the installers used by customers fail to provide the quality of service that our customers expect, we may lose existing customers, our reputation and market acceptance of our platform and products could suffer, our sales could decline and we may experience increased warranty claims and costs, any of which would harm our business.

The standards that private entities and email service providers use to regulate the use and delivery of email have in the past interfered with, and may in the future interfere with, the effectiveness of our platform and our ability to conduct business.

Some of our customers rely on email for commercial solicitation. In addition to legal requirements addressing spam, a variety of private entities such as email service providers advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain solicitations that comply with current legal requirements as spam. Some of these entities maintain "blocklists" of companies and individuals, and the websites, email service providers and IP addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial solicitations that the blocklisting entity believes are appropriate. If a company's IP addresses are listed by a blocklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blocklisting entity's service or uses its blocklist. Due to the nature of our customer base, we have not had significant issues related to this risk; however, as we continue to increase our customer base and expand into other vertical markets outside of healthcare, we may have greater exposure to this risk. There can be no guarantee that we will be able to successfully remove ourselves from any blocklists. Because we fulfill email delivery on behalf of our customers, blocklisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations.

Additionally, even if emails we process are not blocklisted, email service providers from time to time block emails we process from reaching their users. For example, some email service providers categorize as "promotional" emails that originate from email service providers such as us, and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. While we improve our own technology and work closely with email service providers to maintain our deliverability rates, the implementation of new or more restrictive policies by email service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or are unable to update our platform or products to comply with the changed policy in a reasonable amount of time. If email service providers materially limit or halt the delivery of our customers' emails, or if we fail to deliver our customers' emails in a manner compatible with email service providers' email handling or authentication technologies or other policies, or if the open rates of our customers' emails are negatively impacted by the actions of email service providers to categorize emails, then customers may question the effectiveness of our platform and downgrade or cancel their accounts. This, in turn, could harm our business, financial condition and results of operations.

The standards that Mobile Network Operators use to regulate the delivery of SMS text messages have in the past interfered with, and may in the future interfere with, the effectiveness of our platform and our ability to conduct business.

Our customers rely on SMS text messaging for communicating with their customers. To address requirements set forth in the Telephone Consumer Protection Act of 1991 ("TCPA"), the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act"), the Cellular Telecommunications and Internet Association guidelines, and in other FCC rules regarding unwanted communications, the U.S. wireless communications industry and Mobile Network Operators, ("MNOs") have set forth standards governing the delivery of non-consumer messages via wireless provider networks with the primary objective of protecting consumers from unwanted messages. These standards include, but are not limited to, standards and registration for businesses sending messages to consumers from a 10-digit long code ("10DLC"). MNOs monitor non-consumer messages and block or limit throughput of messages if a sender does not adhere to industry and MNO-defined standards, or if a sender is not properly registered to send messages using a 10DLC. If non-conforming text messages are sent from a business' telephone number, that number may be blocked or limited from sending text messages, or charged additional fees by the MNOs. We work closely with our service providers in order to comply with the applicable laws and maintain our deliverability rates. However, as the popularity of text messaging increases over time, we expect the MNOs and the wireless communications industry to continue to implement additional requirements, restrictions, and fees for sending non-consumer messages.

There are some exceptions to non-consumer messaging requirements, which apply to a large number of our customers, including exceptions for health care related messages and messages sent from "low-volume" senders, such as small businesses. However, if text messages originating from our customers are blocked or limited by MNOs, or if MNOs impose additional fees for certain text messages, the effectiveness of our customers' text message communications with their customers may be impacted, and our customers may question the effectiveness of our platform and discontinue service. This could result in harm to our business, financial condition and results of operations.

We are continuing to expand our international operations, which exposes us to significant risks.

We currently market our platform and products only in the United States and Canada, which we entered for the first time in 2019. We may open additional international offices and hire employees to work at these offices in order to gain access to additional technical talent. For example, we opened an office in India in 2021 and as of December 31, 2022 had approximately 80 employees in India to further our engineering and administrative operations.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United

States. Because of our limited experience with international operations or with developing and managing sales in international markets, our international expansion efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

- the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;

- our ability to effectively price our products in competitive international markets;

- new and different sources of competition or other changes to our current competitive landscape;

- understanding, reconciling and complying with different technical standards, telecommunications and payment processing regulations, registration and certification requirements outside the United States, which could prevent customers from deploying our platform and products and limit the features and functionality we may be able to provide or limit their usage;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- higher or more variable network service provider fees outside of the United States;

- the need to adapt and localize our products for specific countries;

- the need to offer customer support in various languages;

- difficulties in understanding and complying with local laws, regulations and customs in non-U.S. jurisdictions;

- export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;

- compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act;

- changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- fluctuations in exchange rates and the resulting impact on our business;

- restrictions on the transfer of funds;

- deterioration of political relations between the United States and other countries;

- the impact of natural disasters and public health epidemics or pandemics such as COVID-19 on employees, contingent workers, partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and

- political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Also, due to costs from our international expansion efforts and network service provider fees outside of the United States, which can be higher than domestic rates, our gross margin for international customers may be lower than our gross margin for domestic customers. As a result, our gross margin may be adversely impacted and fluctuate as we expand our operations and customer base worldwide.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

We offer various subscription plans as well as other products for additional fees, which in the case of Weave Payments is based on usage. We expect that we may need to change our pricing from time to time, and we have limited experience with respect to determining the optimal prices for our platform and products. One of the challenges to our pricing is that the fees that we pay to network service providers over whose networks we transmit communications can vary daily or weekly and are affected by volume and other factors that may be outside of our control and difficult to predict. Additionally, regulatory developments may require us to incur additional costs to provide our services. Any of these changes could result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. In addition, for customers who pay their subscriptions on an annual basis, we would not be able to increase the prices we charge to reflect these costs until the end of the contract term. Moreover, SMBs, which comprise substantially all of our customers, may be quite sensitive to price increases or lower prices that our competitors may offer. Further, if we expand into new vertical or international markets, we also must determine the appropriate price to enable us to compete effectively in those markets. As a result, in the future we may be required to reduce our prices or change our pricing models, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

We incur chargeback liability when our customers refuse to or cannot reimburse chargebacks resolved in favor of their customers. While we have not experienced these issues to a significant degree in the past, any increase in chargebacks not paid by our customer may adversely affect our business, financial condition or results of operations.

In the event a dispute between a cardholder and a customer is not resolved in favor of the customer, the transaction is normally charged back to the customer and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect such amounts from the customer's account or reserve account, if applicable, or if the customer refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we are responsible for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those customers that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment, as well as "card not present" transactions in which consumers do not physically present cards to customers in connection with the purchase of goods and services, such as e-commerce, telephonic and mobile transactions. While we have not experienced these issues to a significant degree in the past and do not view them to be material, we may experience significant losses from chargebacks in the future. A substantial increase in chargebacks not paid by our customers could have a material adverse effect on our business, financial condition or results of operations. We have policies and procedures to monitor and manage customer-related credit risks and often mitigate such risks by requiring collateral, such as cash reserves, and monitoring transaction activity. Notwithstanding our policies and procedures for managing credit risk, it is possible that a default on such obligations by one or more of our customers could adversely affect our business, financial condition or results of operations.

If we are unable to hire, retain and motivate qualified employees, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled employees. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other employees with experience in our industry in Utah, where our headquarters are located, and in other locations where we maintain offices. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. In addition, since we completed our initial public offering ("IPO") in November 2021, potential candidates may not perceive our compensation package, including our equity awards, as favorably as employees hired prior to our IPO, particularly as our stock price has declined substantially since our IPO. Our recruiting personnel, methodology, and approach may need to be altered to address a changing candidate pool and profile, and we may not be able to identify or implement such changes in a timely manner. If we are unable to retain and motivate our existing employees and attract qualified employees to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our platform and products, which could adversely affect our business, results of operations and financial condition. Additionally, our U.S.-based employees, including our senior management team, work for us on an at-will basis and there is no assurance that any such employee will remain with us. Replacing key employees, including our Chief Executive Officer, and management personnel may be difficult or costly and may take an extended period of time because of the limited number of individuals in our industry and where we are located with the breadth of skills and experience that we require. Further, in 2021 and into 2022, the labor market in the U.S. experienced significant increases in workers leaving their positions (often referred to as the "Great Resignation"), which made the market to replace these individuals competitive and resulted in significant wage inflation in response to labor shortages. During the Great Resignation, we have faced and may continue to face increased challenges of employee attraction and retention. To the extent we hire employees from competitors, we also may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key employees. Many of our key employees are, or will soon be, vested in a substantial number of shares of common stock or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our common stock, and there can be no assurance that the Option Repricing will be successful in mitigating this risk. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We have experienced and may continue to experience rapid expansion and turnover of our employee ranks. From time to time, we have reduced our employee ranks and subsequently built them back up to support the growth of our business. We also have experienced transitions in our executive leadership team. These changes may yield unintended consequences and costs, such as additional attrition, the distraction of employees, reduced employee morale and could adversely affect both our reputation as an employer and our company culture, which could make it more difficult for us to hire new employees in the future.

We believe that a critical component to our success to date has been our company culture, which is based on hunger for improvement, caring, creativity, accountability, and customer focus. We have invested substantial time and resources in building our team within this company culture. Any failure to preserve our culture could result in decreased employee satisfaction, and could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain qualified key personnel could adversely affect our business.

A number of members of our senior management team joined our company relatively recently, and several long-tenured members of management have transitioned out of our organization. For example, during 2022, Brett White replaced Roy Banks as our Chief Executive Officer and we experienced other transitions in our senior management team. As a result of these changes, the remaining members of management are even more critical to our vision, strategic direction, culture, and overall business success. Because of these recent changes, our senior management team, including members of our financial and accounting staff, has not worked at the company for an extended period of time and may not be able to work together effectively to execute our business objectives. Further, organizational changes like these can be disruptive because new members of management may have different backgrounds, experiences and perspectives from those individuals who previously served as executive officers and, thus, may have different views on the issues that will determine our future. Changes like these have also contributed and may continue to contribute to attrition in a competitive labor market.

Our success depends largely upon the continued services of our senior management and other key personnel. We can provide no assurance that any of our executives or key employees will continue their employment with us. Our senior management and key employees are "at-will" employees and therefore may terminate employment with us at any time with no advance notice. In addition, we currently do not have "key person" insurance on any of our employees. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. The loss and replacement of one or more of our members of senior management or other key employees, including our Chief Executive Officer, would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. Furthermore, volatility or lack of performance in our stock price may affect our ability to attract and retain replacements should key personnel depart. If we are not able to retain of our key personnel, our business, results of operations and financial condition could be harmed.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a public company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.

We may engage in merger and acquisition activities, which would require significant management attention and could disrupt our business, dilute stockholder value, and adversely affect our business, results of operations and financial condition.

As part of our business strategy to expand usage of our products and services, expand into additional markets, grow our business in response to changing technologies and customer demand, and competitive pressures, we may in the future make investments in, or acquisitions of, other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired assets and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may pay cash for any such acquisition, which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders' ownership would be diluted.

Our loan agreement contains certain restrictions that may limit our ability to operate our business.

The terms of our existing loan and security agreement and the related collateral documents with Silicon Valley Bank ("SVB") contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing. Our loan and security agreement requires that, at any time, if our total unrestricted cash, cash equivalents, and short-term investments at SVB is less than $100 million, we must at all times thereafter maintain a consolidated minimum $20 million in liquidity, meaning unencumbered cash plus available borrowing on the line of credit, and that we meet specified minimum levels of EBITDA, as adjusted for equity-based compensation and changes in our deferred revenue. Our ability to meet financial covenants can be affected by events beyond our control, and we may not be able to continue to meet this covenant. A breach of any of these covenants or the occurrence of other events (including a material adverse effect) specified in the loan and security agreement and/or the related collateral documents could result in an event of default under the loan and security agreement. Upon the occurrence of an event of default, SVB could elect to declare all amounts outstanding, if any, under the loan and security agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, SVB could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets (other than intellectual property) as collateral under the loan documents. If SVB accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt. As of December 31, 2022, we had $10.0 million outstanding under this loan and security agreement. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A., which has announced that it will be fully honoring existing credit facilities. We are evaluating our line of credit in light of these developments and it is possible we may enter into a new credit facility and/or refinance our outstanding indebtedness in the future. Any new credit arrangement we enter into may contain covenants similar to those described above.

Risks Related to Governmental Regulation

Our products and services must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing services, potentially increase our costs or prices we charge customers, and otherwise harm our business.

As a provider of interconnected voice over internet protocol ("VoIP") services, we are subject to various international, federal, state and local requirements applicable to our industry. For example, our business is regulated by the FCC. The FCC is considering whether interconnected VoIP services should be treated as telecommunications services, which could subject interconnected VoIP services to additional common carrier regulation. The FCC's efforts may result in additional regulation of IP network and service providers, which may negatively affect our business. If we do not comply with applicable FCC rules and regulations, or rules and regulations of other governing regulatory agencies, we could be subject to enforcement actions, fines, loss of licenses, and possibly restrictions on our ability to operate or offer certain of our subscriptions. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry and could have a material adverse impact on our revenue. The failure of our platform and products to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt our introduction of new products, subject us to fines or other imposed penalties, or harm our reputation, any of which would have a material adverse effect on our business, financial condition or operating results.

Regulations to which we may be subject address the following matters, among others:

- license requirements that apply to providers of communications services in many jurisdictions;

- acceptable marketing practices;

- our obligation to contribute to various Universal Service Fund ("USF") programs, programs for funding access to relay services and number administration, including at the state level;

- monitoring on rural call completion rates;

- safeguarding and use of Customer Proprietary Network Information;

- U.S. and Canadian regulations concerning access requirements for users with disabilities;

- our obligation to offer 7-1-1 abbreviated dialing for access to relay services;

- compliance with the requirements of U.S. and foreign law enforcement agencies, including the Communications Assistance for Law Enforcement Act and cooperation with local authorities in conducting wiretaps, pen traps and other surveillance activities;

- the ability to dial 9-1-1 (or corresponding numbers in regions outside the U.S.), auto-locate E-911 calls (or corresponding equivalents) when required, and access emergency services;

- the transmission of telephone numbers associated with calling parties between carriers and service providers like us;

- regulations governing outbound dialing, including the Telephone Consumer Protection Act; and

- FCC and other regulators efforts to combat robo-calling, caller ID spoofing, and robo-texting.

A number of states require us to register as a VoIP provider, contribute to state universal service and related programs, pay E-911 surcharges, and pay other surcharges and fees that fund various utility commission programs, while others are actively considering extending their public policy programs to include the subscriptions we provide. We pass USF, E-911 fees, and other surcharges through to our customers, which may result in our subscriptions becoming more expensive or require that we absorb these costs. In the future, state public utility commissions may expand their jurisdiction over VoIP subscriptions like ours.

Regulation of our services as telecommunications services may require us to obtain authorizations or licenses to operate in additional states or foreign jurisdictions and comply with legal requirements applicable to traditional telephony providers. This regulation may impact our ability to differentiate ourselves from incumbent service providers and impose substantial compliance costs on us, negatively affecting our margins.

Efforts to address robo-calling and caller ID spoofing could cause us competitive harm.

In June 2019, the FCC ruled that providers of voice services may by default (subject to opt-out by subscribers) block voice traffic based on reasonable analytics designed to identify unwanted calls. Effective June 30, 2021, the FCC required that all voice service providers implement the Secure Telephone Identity Revisited ("STIR") and Signature-based Handling of Asserted Information Using toKENs ("SHAKEN" and, together with STIR, "STIR/SHAKEN") caller ID authentication framework in the internet protocol ("IP"), portions of their networks and that non-facilities-based voice providers comply fully with STIR/SHAKEN effective June 30, 2022.

The STIR/SHAKEN framework is expected to be used throughout the world. Weave has implemented STIR/SHAKEN for voice traffic originating in the U.S. and we rely on our service providers to sign our voice traffic originating in Canada. However, it is likely that the standards to obtain STIR/SHAKEN signing authority in other countries will differ from the U.S. requirements and these differing standards may not be interoperable with the U.S. requirements. For example, the Canadian Radio-television and Telecommunications Commission ("CRTC") required all telecommunications service providers implement STIR/SHAKEN to authenticate and verify caller identification information for IP-based voice calls, effective November 30, 2021, and file status reports every six months starting May 31, 2022. Despite initially denying non-facilities based providers access, the Canadian Secure Token Governance Authority ("CST-GA") created a new process in November 2021 for such providers to obtain Service Provider Code Tokens and, in turn, Secure Telephone Identity Certificates ("STI Certificates") to allow higher (Level A or B) call attestation. Calls that are not attested at a higher level, either directly or by an underlying provider, are at a greater risk of being blocked or flagged and ignored by end users. Further, it is unclear how cross-border calls originating from U.S. service providers will be authenticated under Canada's framework or vice versa. On July 26, 2022, the CST-GA signed a memorandum of understanding with the U.S. Secure Telephone Identity Governance Authority to coordinate interconnection of SHAKEN in both the U.S. and Canada to allow providers to sign calls in one country and accept the signature in the other. However, the SHAKEN interconnection between the U.S. and Canada is not yet operational. Until operational, we may be required to obtain STI Certificates or otherwise incur costs to sign our calls in both the U.S. and Canada, which could impose substantial compliance costs and negatively affect our margins or could make our services less competitive than incumbent providers. In addition, foreign regulators have allowed terminating voice service providers to block voice traffic to address robo-calling or other unwanted calls.

If our solutions are not interoperable with foreign regulators' requirements, if the SHAKEN interconnection between the U.S. and Canada does not become operational, or if we or our service providers are unable to authenticate originating calls from our customers' telephone numbers under STIR/SHAKEN then our business could be harmed. Call recipients would be less likely to answer non-authenticated calls. In addition, the terminating voice service providers may block calls that are not authenticated under STIR/SHAKEN as the lack of authentication could be viewed as a reasonable indication that the call is unwanted by the recipient. This would make our service less desirable for our customers.

United States federal legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

Our text, voice and email messaging and management services, and our customers' use of these services, expose us to various regulatory risks. For example, the CAN-SPAM Act establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act, obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, Utah and Michigan prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing (e.g., alcoholic beverages, tobacco products, illegal drugs) or that contain content harmful to minors (e.g., pornography) to email addresses listed on specified child protection registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain non-U.S. jurisdictions have enacted laws regulating the sending of email that are more restrictive than U.S. laws, such as the Canadian Anti-Spam Law. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our customers' and other users' violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages, pre-recorded messages, or voice calls may subject us to potential risks, including liabilities or claims relating to consumer protection laws and regulatory enforcement, including fines. For example, the TCPA and the Telemarketing Sales Rule restrict telemarketing and the use of automatic SMS text messages. The TCPA requires companies to obtain prior express written consent before making telemarketing calls or sending certain text messages and to not contact any number placed on either federal or state "do-not-call" registries or the company's internal do-not-call list. The FCC may take enforcement action against persons or entities that send "junk faxes," or make illegal robocalls, and individuals also may have a private cause of action. Although the FCC's rules prohibiting unsolicited fax advertisements or making illegal robocalls apply to those who "send" the advertisements or make the calls, fax transmitters or other service providers that have a high degree of involvement in, or actual notice of, unlawful sending of junk faxes or making of illegal robocalls and have failed to take steps to prevent such transmissions may also face liability under the FCC's rules, or in the case of illegal robocalls, Federal Trade Commission ("FTC") rules. We take significant steps designed to prevent our systems from being used to make illegal robocalls or send unsolicited faxes on a large scale, and we do not believe that we have a high degree of involvement in, or notice of, the use of our systems to broadcast junk faxes or make illegal robocalls. However, because fax transmitters and related service providers do not enjoy an absolute exemption from liability under the TCPA and related FCC rules, we could face FCC or FTC inquiry and enforcement or civil litigation, or private causes of action, if someone uses our system for such purposes. Because the TCPA provides for a private right of action under which a plaintiff may recover monetary damages, this may result in civil claims against our company and requests for information through third party subpoenas. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages or voice calls are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability.

Moreover, despite our ongoing and substantial efforts to limit such use, certain customers may use our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These actions are in violation of our policies, in particular, our acceptable use policies. However, our efforts to defeat spamming attacks and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Moreover, our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws. These risks may increase as we enter new vertical markets that rely more heavily on email marketing campaigns to obtain new customers. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our email and messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our acceptable use policy and our email and messaging policies and, in certain circumstances, we review their email and distribution lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies.

We cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable law, or whether that possibility could become more likely if there are changes to current laws regulating content moderation, such as Section 230 of the Communications Decency Act. There have been various Congressional and executive efforts to eliminate or modify Section 230 over the past few years, and on October 3, 2022, the United States Supreme Court granted certiorari in *Gonzalez v. Google*, a case which could decrease the scope of protection platforms receive under Section 230. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Similar rules in Canada, such as CASL and Unsolicited Telecommunications Rules, may subject our company to similar risks, even if merely resulting in reputational or monetary harm associated with investigating and defending such claims, including if such claims do not result in liability.

Our emergency and E-911 calling services may expose us to significant liability.

The FCC requires VoIP providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wire-line 911 network. Under FCC rules, VoIP providers must transmit the caller's phone number and dispatchable location information to the appropriate public safety answering point ("PSAP") for the caller's registered location. We are also subject to similar requirements in Canada.

In connection with the regulatory requirements that we provide access to emergency services dialing to our VoIP customers, we must obtain from each end customer, prior to the initiation of or changes to service, the physical locations at which the service will first be used for each VoIP line. We must be able to automatically transmit that physical location to the public safety answering point when a user dials 911. For subscriptions that can be utilized from more than one physical location, we must provide automated dispatchable location, if technically feasible, registered location information and provide end customers one or more methods of updating their physical location, or alternative location information. Because we are not able to confirm that the service is used at the physical addresses provided by our end customers, and because end customers may provide an incorrect location or fail to provide updated location information, it is possible that emergency services calls may be routed to the wrong PSAP. If emergency services calls are not routed to the correct PSAP, and if the delay results in serious injury or death, we could be sued and the damages could be substantial.

Effective January 6, 2022, the FCC requires providers of interconnected VoIP service to automatically provide with each 911 call, when technically feasible, more specific address information that can be used to adequately identify the location of the caller (such as a room or floor number). In addition to existing applicable 911/E-911 requirements, the CRTC now requires telecommunications service providers (including VoIP providers) to support next generation 911.

The FCC also issued rules, effective February 17, 2020, that require providers of multi-line telephone systems ("MLTS"), which are typically found in enterprises such as office buildings, have the ability to dial 911 without the addition of any prefix or other code, as well as provide a notification when 911 is called to a central location on-site or off-site where someone is likely to see or hear the notification, such as a reception desk. The notification must include the fact that 911 has been dialed, and where technically feasible, a valid callback number and information about the caller's location. Similar regulations exist in a number of states and Canada's CRTC recently finalized recommendations for MLTS owners, operators, providers, and/or resellers to adopt MLTS best practices. The ongoing implementation of these requirements may increase our costs and make our solutions more expensive, which could adversely affect our results of operations.

We could be subject to enforcement action by the FCC or international regulators if we are unable to provide access to emergency services in accordance with regulatory requirements. Such an enforcement action could result in significant monetary penalties and restrictions on our ability to offer non-compliant subscriptions.

In addition, end customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of delayed, misrouted or uncompleted emergency service calls or text messages, subject to any limitations on a provider's liability provided by applicable laws, regulations and our customer agreements.

We process business and personal information of our customers and employees, which subjects us to HIPAA and other stringent and changing federal, state and foreign laws, regulations, industry standards, information security policies, self-regulatory schemes, contractual obligations, and other legal obligations related to data processing, protection, privacy, and security, and our actual or perceived failure to comply with such obligations could harm our business, financial condition, results of operations, and prospects and could expose us to liability.

We process business and personal information belonging to our customers and employees and because of this, we are subject to numerous federal, state, local, and foreign laws, orders, codes, regulations, and regulatory guidance regarding privacy, data protection, information security, and the processing of personal information and other content (collectively, "Data Protection Laws"), the number and scope of which are changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules, laws, or Data Protection Obligations (defined below). These laws and regulations include HIPAA, which establishes a set of national privacy and security standards for the protection of protected health information ("PHI") by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and individuals and entities that perform services for them which involve the use, or disclosure of, individually identifiable health information, known as business associates and their subcontractors. We are considered a business associate under HIPAA, and we execute business associate agreements ("BAAs") with our customers, subcontractors, and trusted suppliers. HIPAA requires covered entities and business associates, such as us, and their covered subcontractors to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information.

Failure to comply with HIPAA could subject us to direct civil liability by the Department of Health and Human Services' Office for Civil Rights ("OCR"). In the event of an information security incident affecting PHI or other violation, OCR could require us to pay a civil monetary penalty and enter into a Corrective Action Plan that could cause to incur substantial compliance costs.

Similar Data Protection Laws are in place in Canada, including the Personal Information Protection and Electronic Documents Act ("PIPEDA"). Failure to comply could subject us to investigation and monetary penalty by the Office of the Privacy Commissioner of Canada.

In addition, experiencing a breach of personal information or PHI, or failing to comply with HIPAA could also subject us to contractual liability under our BAAs with our covered entity customers and damage our reputation which might hurt our ability to retain existing customers or attract new customers.

We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business.

We are also subject to the terms of our internal and external privacy and security policies, codes, representations, certifications, industry standards, publications, and frameworks, which we refer to as Privacy Policies, and obligations to third parties related to privacy, data protection, and information security ("Data Protection Obligations").

The requirements or obligations of the regulatory framework for privacy, information security, data protection, and data processing worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Any significant change in Data Protection Laws or Data Protection Obligations, including without limitation, regarding processing of our users' or customers' data, or regarding the manner in which the express or implied consent of users or customers for the use and disclosure of such data is obtained, could increase our costs and could require us to modify our products or operations, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our users and customers voluntarily share, or may limit our ability to store and Process customer data and operate our business.

Data protection legislation is also becoming increasingly common in the United States at both the federal and state level. For example, California also enacted legislation, the California Consumer Privacy Act of 2018 (the "CCPA"), which affords consumers expanded privacy protections as of January 1, 2020. The potential effects of this legislation are far-reaching and have required Weave to implement enhanced practices and policies in an effort to comply. For example, the CCPA gives California residents expanded rights to request access to and deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. In addition, the CCPA has prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs, and adversely affect our business. It also remains unclear how much private litigation will ensue under the data breach private right of action. Additionally, the California Privacy Rights Act of 2020 ("CPRA"), which was passed by ballot initiative in November 2020 and became fully effective on January 1, 2023, expanded the rights of California residents with respect to their personal information. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA's private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the new law which may result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been proposed or enacted in other states and at the federal level. For example, Virginia enacted the Consumer Data Protection Act, Colorado enacted the Colorado Privacy Act, and Utah enacted the Utah Consumer Privacy Act. Compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements. In addition, the various state privacy laws may limit how we may use personal information we collect, particularly with respect to marketing and the use of online advertising networks.

Furthermore, the FTC and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. There are a number of legislative proposals in the United States, at both the federal and state level and more globally, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that future laws, regulations, and standards may have on our business.

Change in existing legislation or introduction of new legislation may require us to incur additional expenditures to ensure compliance with such legislation, which may adversely affect our financial condition. We strive to comply with Data Protection Laws and Data Protection Obligations to the extent possible, but we may at times fail, or may be perceived to have failed, to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners, or vendors do not comply with applicable Data Protection Laws and Data Protection Obligations. A finding that our Privacy Policies are, in whole or part, inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices, a failure or perceived failure by us to comply with Data Protection Laws or Data Protection Obligations or any data compromise that results in the unauthorized release or transfer of business or personal information or other user or customer data, may increase our compliance and operational costs, limit our ability to market our products or services and attract new and retain current customers, limit or eliminate our ability to process data, and result in domestic or foreign governmental enforcement actions and fines, litigation, significant costs, expenses, and fees (including attorney fees), cause a material adverse impact to business operations or financial results, and otherwise result in other material harm to our business. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups, the media or others, which may cause us material reputational harm. Our actual or perceived failure to comply with Data Protection Laws, Privacy Policies, and Data Protection Obligations could also subject us to litigation, claims, proceedings, actions, or investigations by governmental entities, authorities, or regulators that could require changes to our business practices, diversion of resources and the attention of management from our business, regulatory oversights and audits, discontinuance of necessary processing, or other remedies that adversely affect our business.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

Changes in laws or regulations relating to the use of the internet could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet related commerce or communications generally or result in reductions in the demand for internet based products and services such as our products and platform. In particular, a re-adoption of "network neutrality" rules in the United States could affect the services used by us and our customers. California's state network neutrality law went into effect in March 2021. A temporary injunction preventing implementation of a similar law in Vermont expired on April 20, 2022, but a challenge to that law remains pending. A number of other states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. If we are not able to adapt our platform and products to address any new laws or regulations, our business, results of operations and financial condition could be adversely affected.

We are subject to anti-corruption, anti-bribery, and similar laws, and our failure to comply with these laws could subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the India Prevention of Corruption Act, 1988, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other benefits to or from any person whether in the public or private sector. If we increase our international sales and business further, our risks under these laws may increase especially to the extent that we rely on sales to and through resellers and other intermediaries. Non-compliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions, or sanctions could harm our business, results of operations and financial condition.

Risks Related to Intellectual Property

Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally-developed technology and our brand, and our business may be adversely affected.

Our success is dependent, in part, upon obtaining, maintaining and protecting our intellectual property rights, internally-developed technology and other proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, and trade secret protection laws to protect our intellectual property rights, internally-developed technology and other proprietary information. Additionally, we maintain a policy requiring our employees, consultants, independent contractors, and other third parties who are engaged in developing any intellectual property for us to enter into confidentiality and invention assignment agreements to control access to and use of our technology and other proprietary information and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties are assigned to us. However, we cannot guarantee that such confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements that we enter into will adequately protect our intellectual property rights, internally-developed technology and other proprietary information. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counterparties to such agreements will not assert rights to our intellectual property rights, internally-developed technology or other proprietary information arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our internally-developed solutions or technologies, particularly with respect to directors, officers and employees who are no longer employed by us.

In addition, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement even after incurring substantial expenses. Litigation brought to protect and enforce our intellectual property rights would be costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations and financial condition.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

There is considerable activity in connection with the development of intellectual property, whether or not patentable, in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry and our business. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. We have in the past and may in the future be subject to legal proceedings and claims by our competitors or other third parties that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of such intellectual property rights. Such claims, regardless of merit, may result in litigation. The costs of defending such litigation are considerable, and such litigation may divert management and key personnel's attention and resources, which might seriously harm our business, results of operations, and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third-party's rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events or other outcomes may:

- materially and adversely affect our business and results of operations;

- result in the loss of a substantial number of existing customers or prohibit the acquisition of new customers;

- cause us to pay license fees for intellectual property we are deemed to have infringed;

- cause us to incur costs and devote valuable technical resources to redesigning our products or platform;

- cause our cost of revenue to increase;

- cause us to accelerate expenditures to preserve existing revenue;

- cause existing or new vendors to require pre-payments or letters of credit;

- materially and adversely affect our brand in the marketplace and cause a substantial loss of goodwill;

- cause us to change our business methods;

- require us to cease certain business operations or offering certain products or features; and

- lead to our bankruptcy or liquidation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, loss or exposure of confidential or sensitive data, damages caused by us to property or persons or other liabilities relating to or arising from our products or platform or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although typically we contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, demand for our products and adversely affect our business, results of operations and financial condition.

Our use of "open source" and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions and could subject us to possible litigation.

A portion of the technologies we use in our products incorporate "open source" software, and we may continue to incorporate open source software in our products in the future. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available software and services across a network that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code, at no cost, or license such code under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable internally-developed source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third-party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we could expend substantial time and resources to re-engineer some or all of our software or be required to incur significant legal expenses defending against such allegations. Additionally, we could be subject to significant damages, enjoined from the use of our platform, products, or other technologies we use in our business that contain such open source software, and be required to comply with the foregoing conditions, including the public release of certain portions of our internally-developed source code.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or set up controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to exploit vulnerabilities in such software and determine how to compromise our platform. Any of the foregoing could be harmful to our business, financial condition or operating results.

In the future, we may need to obtain licenses from third parties to use intellectual property rights associated with the development of our platform, products, and other internal tools, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform, products, or other internal tools could result in loss of functionality or availability of our platform, products, or other internal tools until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform, products, or other internal tools. Any of the foregoing would disrupt the deployment of our platform, products, or other internal tools and harm our business, results of operations and financial condition.

Risks Related to Tax Matters

We may have additional income tax liabilities, which could harm our business, results of operations and financial condition.

Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arms-length pricing standards for our intercompany transactions and our indirect tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service (the "IRS"), and other tax authorities. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could adversely affect our results of operations and financial condition.

We could be required to collect additional sales, value added or similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for subscriptions to our platform and products and adversely affect our results of operations.

We collect sales, value added or similar indirect taxes in a number of jurisdictions. An increasing number of states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in *South Dakota v. Wayfair, Inc. et al.* ("Wayfair"), that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose value added, digital service, or similar taxes, on companies despite not having a physical presence in the foreign jurisdiction. A successful assertion by one or more states, or foreign jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The requirement to collect sales, value added or similar indirect taxes by foreign, state or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, decrease our future sales and subject us to liabilities for future or historical periods, which could have a material adverse effect on our business and results of operations. We continually monitor the ever-evolving tax landscape in the jurisdictions in which we operate and those jurisdictions where our customers reside. Effective March 2017, we began collecting certain telecommunications-based taxes from our customers in certain jurisdictions. Since then, we have added more jurisdictions where we collect these taxes and we expect to continue expanding the number of jurisdictions in which we will collect these taxes in the future.

In the event any of these jurisdictions disagree with our assumptions and analysis, the assessment of our tax exposure could differ materially from our current estimates. Some customers may question incremental tax charges that we may impose and some may seek to negotiate lower pricing from us, which could adversely affect our business, results of operations and financial condition.

Changes in U.S. and global tax legislation may adversely affect our financial condition, operating results, and cash flows.

We are unable to predict what U.S. or global tax reforms may be proposed or enacted in the future or what effects such future changes would have on our business. Any such changes in tax legislation, regulations, policies or practices in the jurisdictions in which we operate could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheet; affect our financial position, future operating results, cash flows, and effective tax rates where we have operations; reduce post-tax returns to our stockholders; and increase the complexity, burden, and cost of tax compliance. We are subject to potential changes in relevant tax, accounting, and other laws, regulations, and interpretations, including changes to tax laws applicable to corporate multinationals.

Our ability to use our net operating losses ("NOLs"), to offset future taxable income may be subject to certain limitations

As of December 31, 2022, we had NOL carryforwards for federal and state income tax purposes of $179.2 million and $127.1 million, respectively, which may be available to offset taxable income in the future, and which expire in various years beginning in 2038 for federal purposes and 2033 for state purposes if not utilized. Under legislative changes made in December 2017, U.S. federal NOLs incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such NOLs is limited to 80% of taxable income each year. States may or may not adopt similar changes. In addition, the federal and state NOLs carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOL carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have not completed a Section 382 assessment to determine whether we have experienced an ownership change in the past, including as a result of our IPO. Additionally, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards and tax credits is materially limited, it would harm our business by effectively increasing our future tax obligations. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOLs.

Risks Related to Accounting Matters

A failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations, which in turn could harm investor confidence in our company and the trading price of our common stock.

The rules and regulations of the SEC require, among other things, that we establish and maintain internal control over financial reporting and disclosure controls and procedures. In particular, beginning with the year ended December 31, 2022, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm would also be required to report on our internal control over financing reporting after we cease being an emerging growth company . Our and our auditor's testing, as applicable, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. If any of these controls and systems do not perform as expected, we could experience material weaknesses in our controls. For example, we previously identified material weaknesses in our internal control over financial reporting. We have incurred and we expect to continue to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to investigations or sanctions by the SEC, the NYSE, or other regulatory authorities or subject to litigation. To the extent any material weaknesses in our internal control over financial reporting are identified in the future, we could be required to expend significant management time and financial resources to correct such material weaknesses or to respond to any resulting regulatory investigations or proceedings.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and stock-based compensation, including the fair value of our common stock. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this Annual Report on Form 10-K and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

For example, in May 2014, the Financial Accounting Standards Board, or FASB, issued new revenue recognition rules under Accounting Standard Codification 606 — Revenue from Contracts with Customers, or ASC 606, which became effective in January 2019 and included a single set of rules and criteria for revenue recognition to be used across all industries. Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which result in regulatory discipline and harm investors' confidence in us.

Risks Related to Ownership of our Common Stock

The stock price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has and will likely continue to fluctuate significantly in response to numerous factors in addition to the ones described in the preceding Risk Factors, many of which are beyond our control, including:

- overall performance of the equity markets and the economy as a whole;

- changes in the financial projections we may provide to the public or our failure to meet these projections;

- actual or anticipated changes in our growth rate relative to that of our competitors;

- changes in the anticipated future size or growth rate of our addressable markets;

- announcements of new products and services, technological and platform updates or enhancements, or of acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments, by us or by our competitors;

- disruptions to our products and services or our other technology;

- additions or departures of board members, management or key personnel;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- rumors and market speculation involving us or other companies in our industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- lawsuits threatened or filed against us or investigations by governmental authorities;

- other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

- health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases; and

- sales of shares of our common stock by us or our stockholders.

In addition, the stock market with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of stock prices of these companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. Further, we provide indemnification for our officers and directors for certain claims in connection with such litigation. Large indemnity payments would adversely affect our business, results of operations and financial condition.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions and uncertainties and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these risk factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

You may incur dilution as a result of future equity issuances.

Any common stock that we issue under our existing equity incentive plans or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by our other equity holders. Also, in the future, we may issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our common stock. In addition, we have issued warrants to purchase shares of common stock and stock options to acquire common stock. To the extent these outstanding warrants or stock options are ultimately settled or exercised, there will be further dilution to our equity holders.

Sales of substantial amounts of our common stock by existing holders in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We have also filed registration statements to register shares reserved for future issuance under our equity incentive plans. As a result, subject to the applicable exercise periods and applicable volume and restrictions that apply to affiliates, the shares issued upon exercise of outstanding stock options are available for immediate resale in the United States in the open market.

Further, certain of our stockholders have rights, subject to some conditions, to require us to file registration statements for the public resale of the common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our common stock to decline or be volatile and may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The concentration of our share ownership in those stockholders who held our stock prior to our IPO, including our executive officers, directors and holders of more than 5% of our capital stock, may limit your ability to influence corporate matters.

Our executive officers, directors, holders of more than 5% of our capital stock and affiliated entities together beneficially owned approximately 65.5% of our total shares outstanding as of December 31, 2022. As a result, these stockholders, acting together, will have control over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of us or our assets, for the foreseeable future. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership could also delay or prevent a change of control of us that other stockholders may view as beneficial.

We are an "emerging growth company" and a "smaller reporting company" and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, reduced Public Company Accounting Oversight Board (United States) reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the trading price of our common stock may be more volatile.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including presenting only the two most recent fiscal years of audited financial statements and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations and capital expenditures primarily through sales of our capital stock and debt securities that are convertible into our capital stock. In the future, we may raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our investor demand, the condition of the capital markets and other factors. Our capital needs will depend on our development efforts, business plans, expenditures to support the growth of our business and the enhancement of our platform and products, and financial performance. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

The requirements of being a public company may strain our resources and divert management's attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, New York Stock Exchange listing standards, and other applicable securities rules and regulations. Compliance with the requirements of these rules and regulations have and will continue to increase our legal, accounting, and financial compliance costs, may make some activities more difficult, time-consuming, and costly, and may place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

As a public company subject to enhanced rules and regulations, it is also more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. As a result of disclosure obligations required in our public filings, our business and financial condition has become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

Our trading price and trading volume could decline if securities or industry analysts cease to publish research about our business, or if they publish unfavorable research.

The trading market for our common stock depends in part on research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations and we do not have any control over the content and opinions included in the analysts' reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our common stock may be lower as a result.

There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may make it difficult for a third-party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

- a classified board of directors so that not all members of our board of directors are elected at one time;

- the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

- a requirement that our directors may only be removed for cause;

- a prohibition on cumulative voting for directors;

- the requirement of a super-majority to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

- authorization of the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- an inability of our stockholders to call special meetings of stockholders; and

- a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, given the provision in Section 22 of the Securities Act for concurrent jurisdiction by federal and state courts, there is uncertainty as to whether a court would enforce this forum selection provision with respect to claims arising under the Securities Act.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

General Risks

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

From time to time we may be subject to legal proceedings and claims that arise in the ordinary course of business, such as disputes or employment claims made by our current or former employees. Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn seriously harm our business. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could seriously harm our business.

Unfavorable conditions in our industry or the global economy or reductions in spending on information technology and communications by SMBs could adversely affect our business, results of operations and financial condition.

Our results of operations may vary based on the impact of changes in our industry or the global economy on our customers. Our results of operations depend in part on demand for information technology and cloud communications. In addition, our revenue is dependent on the usage of our products, which in turn is influenced by the scale of business that our customers are conducting. To the extent that weak economic conditions, supply chain shortages, economic inflation, geopolitical developments, such as existing and potential trade wars, military conflicts, including the military conflict between Russia and Ukraine, and other events outside of our control such as the ongoing COVID-19 pandemic, result in a reduced volume of business for, and communications by, our customers and prospective customers, demand for, and use of, our products may decline. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable. Additionally, we generate substantially all of our revenue from SMBs, which may be affected by economic uncertainty or downturns to a greater extent than enterprises, and typically have more limited financial resources, including capital borrowing capacity, than enterprises. If our customers reduce their use of our platform or products, or prospective customers delay adoption or elect not to adopt our platform or products, as a result of a weak economy or recession or due to economic uncertainty, this could adversely affect our business, results of operations and financial condition. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, any of which could adversely affect our business.

Our business is subject to the risks of pandemics, earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as an earthquake, fire or flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our network service providers or internet service providers, this could adversely affect the ability of our customers to use our platform and products. In addition, natural disasters, pandemics such as COVID-19, and acts of terrorism could cause disruptions in our or our customers' businesses and national or regional economies. Health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in economic, social or labor instability and could have an adverse effect on our business and our results of operations and financial condition.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity and availability of our platform and products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management strategies may not be fully effective to identify, monitor and manage all risks that our business encounters. In addition, when we introduce new services, focus on expanding relationships with new types of customers, or begin to operate in new markets, we may be less able to forecast risk levels and reserve accurately for potential losses, as a result of fraud or otherwise. If our strategies are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability or harm to our reputation, or be subject to litigation or regulatory actions, any of which could adversely affect our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 31, 2022, we currently lease approximately 180,000 square feet of office space for our current corporate headquarters in Lehi, Utah under a lease agreement that expires in 2033. We also maintain offices in Noida, India.

We believe that our current facilities in Lehi, Utah are suitable and adequate to meet our current needs in the United States, and we believe that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations close to our current facility. We may decide to lease suitable office space in India to support our current team and anticipated growth there.

Item 3. Legal Proceedings

From time to time, we have been and will continue to be subject to legal proceedings and claims. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on the New York Stock Exchange under the symbol "WEAV" on November 11, 2021 in connection with the IPO of our common stock. Prior to that date, there was no public market for our common stock.

Holders of Record

As of March 10, 2023, there were 33 holders of record of our common stock. This figure does not include a substantially greater number of beneficial holders of our common stock whose shares are held off record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion, the terms of any then-outstanding debt instruments and other factors that our board of directors may deem relevant.

Stock Performance Graph

This graph is not "soliciting material" or subject to Regulation 14A, deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph depicts the total cumulative stockholder return on our common stock from November 11, 2021, the first day of trading of our common stock on The New York Stock Exchange, through December 31, 2022, relative to the performance of the Standard & Poor's (S&P) 500 Index and the Russell 2000 Index. The graph assumes an initial investment of $100.00 at the close of trading on November 11, 2021 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return*
Among Weave Communications, Inc., the S&P 500 Index and the Russell 2000 Index

*$100 invested on November 11, 2021 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2022 Standard & Poor's, a division of S&P Global. All rights reserved.

Copyright© 2022 Russell Investment Group. All rights reserved.

Sale of Unregistered Securities and Use of Proceeds

Use of Proceeds from Registered Securities

On November 15, 2021, we completed our IPO pursuant to which we issued and sold 5,000,000 shares of common stock at a price to the public of $24.00 per share. All of the shares issued and sold in our IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (No. 333-260321), which was declared effective by the SEC on November 10, 2021. Goldman Sachs & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc., Piper Sandler & Co., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated, William Blair & Company, L.L.C., Guggenheim Securities, LLC, Academy Securities, Inc., Loop Capital Markets LLC, and Tigress Financial Partners LLC acted as underwriters for the IPO. Upon completion of the sale of the shares of our common stock referenced in the preceding sentences, the IPO terminated.

The net proceeds to us, after deducting underwriting discounts and commissions of $8.4 million and offering expenses of $4.1 million, were $107.5 million. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning ten percent or more of any class of our equity securities or to any other affiliates. There has been no material change in the planned use of proceeds from the IPO as described in the final prospectus dated as of November 10, 2021 and filed with the SEC pursuant to Rule 424(b)(4) on November 12, 2021

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Readers are cautioned that these forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict, including the continuing impact of COVID-19 on our business, results of operations and financial condition and our and the U.S. government or regulator's further responses to it, and the impact of COVID-19 on our business, results of operations and financial condition and our and the U.S. government's response to it, and those identified above, under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, our actual results could differ materially from those discussed in the forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

In this Annual Report on Form 10-K, unless otherwise specified or the context otherwise requires, "Weave," "we," "us," and "our" refer to Weave Communications, Inc. and its consolidated subsidiaries.

We have elected to omit discussion on the earliest of the three years presented in the Consolidated Financial Statements of this Annual Report on Form 10-K. Refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 23, 2022, for year-over-year comparisons of the results of operation between the year ended December 31, 2021 and December 31, 2020 as well as discussion of 2020 performance metrics and cash flow activity, all of which are incorporated herein by reference..

Overview

Weave is a leading all-in-one customer communications and engagement software platform for small and medium-sized businesses. We are creating a world where SMB entrepreneurs can utilize state-of-the-art technology to transform how they attract, communicate and engage customers, grow their business and realize their dreams. Our platform enables entrepreneurs to maximize the value of their customer interactions and minimize the time and effort spent on manual or mundane tasks. In a similar way to how the smartphone has transformed the manner in which we live our daily lives, our platform changes the way SMBs manage their businesses.

We have democratized powerful communications and engagement capabilities previously only available to enterprises, made them intuitive and easy to use and put them in one place – always within reach of the SMB. Our cloud-based software platform streamlines the day-to-day operations of running a small business. We offer an all-in-one platform spanning all forms of communications and customer engagement ranging from answering phones, to scheduling appointments, to sending text reminders, to requesting client reviews, to collecting payments, to sending email marketing campaigns. We bring small businesses and the people they serve closer together by unifying, modernizing and personalizing all customer interactions. Our platform helps improve communications, attract more customers, keep customers engaged and increase overall retention.

Since our founding in 2011, we have evolved our platform, innovating and improving the products and integrations we provide for small businesses. We have expanded our product offering from a suite of integrated phone, email and text solutions to include analytics in 2019, payments in 2019, forms in 2021, and buy-now-pay-later in 2022, among other capabilities launched in those years. Through investments in product development and integrations, we have expanded beyond dentistry and optometry to other verticals, such as veterinary and specialized healthcare.

Supplemental Financial Information — Disaggregated Revenue and Cost of Revenue

To supplement our discussion of our consolidated results of operations, we have separated our revenue and cost of revenue into recurring and non-recurring categories to disaggregate revenue and costs of revenue that are one-time in nature from those that are term-based and renewable.

We generate revenue primarily from recurring subscription fees charged to access our software platform and phone services, including recurring hardware fees. These recurring revenues accounted for 95% and 94% of our revenue for the years ended December 31, 2022 and 2021, respectively. In addition, we provide recurring payment processing services through Weave Payments and derive revenue on transactions between our customers that utilize Weave Payments and their end consumers.

We also derive revenue associated with non-recurring installation fees for onboarding customers and from embedded leases on phone hardware. We utilize our onboarding services and phone hardware as customer acquisition tools and price them competitively to lower the barriers to entry for new customers adopting our platform. As a result, the variable cost associated with providing phone hardware and onboarding assistance has historically exceeded the related revenue, resulting in negative gross profit for each. The revenue and related costs associated with onboarding new customers are typically non-recurring, and are primarily associated with the initial setup of a customer's software and phone system. Revenue on phone hardware provided to our customers, deemed embedded lease revenue, is recognized over the related subscription period. The associated costs, which primarily represent depreciation expense on phones financed under capital lease arrangements, are incurred over the useful lives of the phones. We consider the net costs of onboarding and hardware, in addition to our sales and marketing activities, to be core elements of our customer acquisition approach.

The table below sets forth the revenue and associated cost of revenue for our recurring subscription and payment processing services, as well as for our onboarding services and phone hardware:

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Subscription and payment processing:		
Revenue	$ 136,592	$ 108,841
Cost of revenue	(35,008)	(29,452)
Gross profit	$ 101,584	$ 79,389
Gross margin	74 %	73 %
Onboarding:		
Revenue	$ 1,288	$ 3,687
Cost of revenue	(9,612)	(10,942)
Gross profit	$ (8,324)	$ (7,255)
Gross margin	(646)%	(197)%
Hardware:		
Revenue	$ 4,237	$ 3,343
Cost of revenue[1]	(8,656)	(8,978)
Gross profit[1]	$ (4,419)	$ (5,635)
Gross margin	(104)%	(169)%

_____

(1) Cost of revenue related to hardware represents depreciation of phone hardware over a 3-year useful life.

Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to attract new customers, retain and expand within our customer base, add new products and expand into new industry verticals.

Attract New Customers

Our ability to attract new customers is dependent upon a number of factors, including the effectiveness of our pricing and products, the sum total of the features and pricing of the alternative point solution patchwork, the effectiveness of our marketing efforts, the effectiveness of our channel partners in selling and marketing our platform and the growth of the market for SMB communications and engagement. Sustaining our growth requires continued adoption of our platform by new customers. We aim to add new customers through a combination of unpaid channels, such as recommendations and word of mouth, and paid channels, such as digital marketing, direct mail, professional events, brand marketing and our teams of sales representatives. Historically, our go-to-market strategy focused on increasing the number of locations with most of our customers having a single location; however, we have introduced multi-office functionality to our platform to allow us to better service organizations with multiple locations. In addition to pursuing continued customer growth among small businesses, we intend to pursue opportunities to expand our customer base among medium-sized businesses, with a particular focus on our core specialty healthcare verticals. Our ability to expand among medium-sized businesses will depend upon our ability to successfully sell our platform to multi-location organizations and effectively retain them. As of December 31, 2022, we had more than 27,000 customers in the United States and Canada, spanning organizations across our end markets, and 25,000 customer locations under subscription.

Retain and Expand Within Our Customer Base

Our ability to retain and increase revenue within our existing customer base is dependent upon a number of factors, including customer satisfaction with our platform and support, the sum total of the features and pricing of the alternative point solution patchwork, our ability to effectively enhance our platform by developing new applications and features and addressing additional use cases, and our ability to leverage and scale our core sales efforts and marketing capabilities to increase our penetration into our core specialty healthcare verticals. The deployment of the Weave phone system at each of our customers increases stickiness and customer loyalty. Historically, our subscriptions have provided our new customers with immediate access to the majority of our products and functionality. However, we have added additional add-on products in recent years, such as Weave Payments, which we are increasingly successful at cross-selling to our customer base. We intend to continue to invest in enhancing awareness of our platform, creating additional use cases and developing more products, features and functionality.

Customer retention also impacts our future financial performance given its potential to drive improved gross margin. The initial onboarding costs as well as the cost of hardware, which is depreciated over three years, represent substantial cost of revenue elements during the first few years of a customer's life. We believe our disaggregated revenue and cost of revenue financial data, particularly our subscription and payment processing gross margin, provide insight into the impact of customer retention on overall gross margin improvement. Our subscription and payment processing gross margin was 74% and 73% for the years ended December 31, 2022 and 2021.

Add New Products

We continue to add new products and functionality to our platform, broadening our use cases and applicability for different customers. Our ability to cohesively deliver a deep product suite with as little friction as possible to customers is a key determinant of winning new customers. In short, our ability to add new SMB customers is dependent on the features and functionality we add to our platform for small businesses, particularly in our core specialty healthcare verticals. The depth of our platform's functionality is dependent upon both our internally-developed technology and our platform partnerships and integrations. We expect our future success in winning new clients to be partially driven by our ability to continue to develop and deliver new, innovative products to SMBs in a timely manner.

Expand to New Industry Verticals

We believe we have built a flexible platform that encompasses the majority of the functionality needed for communications and engagement across industry verticals, and we have developed a repeatable playbook for assessing new industry verticals. Entering a new industry vertical includes establishing key partnerships as well as identifying, evaluating, developing and launching a platform solution with vertical-specific functionality that is integrated with the primary systems of record in that vertical. We started in dental and have since successfully expanded to optometry and veterinary, among other areas. In the near term, while we intend to continue to grow within our core vertical markets, we are focused on additional expansion opportunities. We believe expansion into adjacent markets diversifies our end-market exposure and creates a flywheel effect.

Key Business Metrics

In addition to our financial information that is presented in accordance with the generally accepted accounting principles in the United States ("U.S. GAAP"), we review several operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	December 31,	
	2022	**2021**
Number of locations (at period end)	27,193	23,831
Dollar-based net retention rate	99 %	103 %
Dollar-based gross retention rate	94 %	94 %

Number of Customer Locations

We believe the number of customer locations for each year provides us an indicator of our market penetration, the growth of our business and our potential future business opportunities. We measure locations as the total number of customer locations under subscription active on the Weave platform as of the end of each month. A single organization or customer with multiple divisions, segments, offices or subsidiaries is counted as multiple locations if they have entered into subscriptions for each location.

Dollar-Based Net Retention Rate

We believe our dollar-based net retention rate, or NRR, provides insight into our ability to retain and grow revenue from our customer locations, as well as their potential long-term value to us. For retention rate calculations, we use adjusted monthly revenue, or AMR, which is calculated for each location as the sum of (i) the subscription component of revenue for each month and (ii) the average of the trailing-three-month recurring payments revenue. Since payments revenue represents the revenue we recognize on payment processing volume, which is reported net of transaction processing fees, we believe the three-month average appropriately adjusts for short-term fluctuations in transaction volume. To calculate our NRR, we first identify the cohort of locations, or the Base Locations, that were active in a particular month, or the Base Month. We then divide AMR for the Base Locations in the same month of the subsequent year, or the Comparison Month, by AMR in the Base Month to derive a monthly NRR. AMR in the Comparison Month includes the impact of any churn, revenue contraction, revenue expansion, and pricing changes, and by definition does not include any new customer locations under subscription added between the Base Month and Comparison Month. We derive our annual NRR as of any date by taking a weighted average of the monthly net retention rates over the trailing twelve months prior to such date.

Dollar-Based Gross Retention Rate

We believe our dollar-based gross retention rate, or GRR, provides insight into our ability to retain our customers, allowing us to evaluate whether the platform is addressing customer needs. To calculate our GRR, we first identify the Base Locations that were under subscription in the Base Month. We then calculate the effect of reductions in revenue from customer location terminations by measuring the amount of AMR in the Base Month for Base Locations still under subscription twelve months subsequent to the Base Month, or Remaining AMR. We then divide Remaining AMR for the Base Locations by AMR in the Base Month for the Base Locations to derive a monthly gross retention rate. We calculate GRR as of any date by taking a weighted average of the monthly gross retention rates over the trailing twelve months prior to such date. GRR reflects the effect of customer locations that terminate their subscriptions, but does not reflect changes in revenue due to revenue expansion, revenue contraction, or addition of new customer locations.

Limitations and Reconciliation of Non-GAAP Financial Measures

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under U.S. GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under U.S. GAAP. For example, the non-GAAP financial information presented above may be determined or calculated differently by other companies and may not be directly comparable to that of other companies. In addition, free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period. Further, Adjusted EBITDA excludes some costs, namely, non-cash stock-based compensation expense. Therefore, adjusted EBITDA does not reflect the non-cash impact of stock-based compensation expense or working capital needs that will continue for the foreseeable future. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and to not rely on any single financial measure to evaluate our business.

Free Cash Flow and Free Cash Flow Margin

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Revenue	$ 142,117	$ 115,871
Net cash used in operating activities	$ (12,766)	$ (20,373)
Less: Purchase of property and equipment	(1,895)	(7,376)
Less: Capitalized internal-use software	(1,232)	(2,433)
Free cash flow	$ (15,893)	$ (30,182)
Net cash used in investing activities	$ (54,026)	$ (9,809)
Net cash provided by (used in) financing activities	$ (7,207)	$ 110,480
Net cash used in operating activities as a percentage of revenue	(9)%	(18)%
Free cash flow margin	(11)%	(26)%

Adjusted EBITDA

| | Year Ended December 31, | |
	2022	2021
	(dollars in thousands)	
Net loss	$ (49,738)	$ (51,690)
Interest on outstanding debt	1,441	1,184
Tax expense (benefit)	104	60
Depreciation[1]	2,609	2,269
Amortization[2]	1,140	815
Stock-based compensation	18,752	14,091
Adjusted EBITDA	$ (25,692)	$ (33,271)

(1) Does not include amortization of finance lease right-of-use assets on phone hardware.
(2) Represents amortization of capitalized internal-use software costs.

Components of Results of Operations

Revenue

We generate revenue primarily from recurring subscription fees charged to access our software and phone services platform, and recurring embedded lease revenue on hardware provided to customers. The majority of these subscription arrangements have contractual terms of month-to-month, with a small minority portion having contractual terms of 1-3 years. Subscription and hardware fees are prepaid and customers may elect to be billed monthly or annually, with the majority of our revenue coming from those that elect to be billed monthly. To incentivize annual payments, we may offer pricing concessions that apply ratably over the twelve-month subscription plan. As of December 31, 2022 and 2021, approximately 41% of customer locations elected annual prepayments. Subscription revenue is recognized ratably over the term of the subscription agreement. Amounts billed in excess of revenue recognized are deferred. Recurring revenue on subscriptions and hardware, excluding Weave Payments, accounted for 95% and 94% of total revenue for the years ended December 31, 2022 and 2021, respectively.

In addition, we provide payment processing services and receive a revenue share from a third-party payment facilitator on transactions between our customers that utilize our payments platform and their end consumers. These payment transactions are generally for services rendered at customers' business location via credit card terminals or through several card-not-present modalities, including "Text-to-Pay" functionality. As we act as an agent in these arrangements, revenue from payments services is recorded net of transaction processing fees and is recognized when the payment transactions occur.

We also collect non-recurring installation fees for onboarding customers, the revenue for which is recognized upon completion of the installation. In the first quarter of 2020, we launched a nationwide installation program, or the Installation Program, and began encouraging all new customers to use an on-site technician to configure phone hardware, install our platform software and assist with network upgrades recommended to optimize platform performance. While the Installation Program increased our revenue in 2020, it also increased our onboarding costs substantially. This program was phased out during the third and fourth quarters of 2021, resulting in limited impact to revenue and cost of revenue. Following this change, our customers now directly engage with third-party independent contractors to configure hardware, install the software and assist with upgrades, for which we do not derive any revenue. We may also collect installation or activation fees for the onboarding services provided by our employees.

Cost of Revenue

Cost of revenue consists of costs related to providing our platform to customers and costs to support our customers. Direct costs associated with providing our platform include data center and cloud infrastructure costs, payment processing costs, amortization of finance lease right-of-use assets on phone hardware provided to customers, fees to application providers, voice connectivity and messaging fees and amortization of internal-use software development costs. Indirect costs included in costs of revenue include fees paid to third-party independent contractors as part of the Installation Program and personnel-related expenses, such as salaries, benefits, bonuses and stock-based compensation expense, of our onboarding and customer support staff. Cost of revenue also includes an allocation of overhead costs for facilities and shared IT-related expenses, including depreciation expense.

As we acquire new customers and existing customers increase their use of our cloud-based platform, we expect that the dollar amount of our cost of revenue will continue to increase. However, our cost of revenue has been and will continue to be affected by a number of factors including increased regulatory fees on texting and phone calls, the number and aging of phones provided to customers, our stock-based compensation expense, and the timing of the amortization of internal-use software development costs, which could cause it to fluctuate as a percentage of revenue in future periods.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation and sales commissions. Operating expenses also include allocated overhead costs for facilities and shared IT-related expenses, including depreciation expense.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses and stock-based compensation. Sales commissions paid on new subscriptions to our software, phone, and payments services are deferred and amortized over the expected period of benefit which is determined to be three years. Marketing expenses consist of lead generating and other advertising activities, such as our Business Growth Summit and the costs of traveling to and attending trade shows.

We expect that our sales and marketing expenses will increase and continue to be our largest operating expense for the foreseeable future as we grow our business. As and to the extent in-person events and conferences continue to return to pre-pandemic levels of activity, we expect that our marketing expenses will increase compared to 2022. As a percentage of revenue, we anticipate sales and marketing expenses to decrease in 2023 as compared to 2022, and we expect these expenses to decrease as a percentage of revenue over time.

Research and Development

Research and development expenses include software development costs that are not eligible for capitalization and support our efforts to ensure the reliability, availability and scalability of our solutions. Our platform is software-driven, and its research and development teams employ software engineers in the continuous testing, certification and support of our platform and products. Accordingly, the majority of our research and development expenses result from employee-related costs, including salaries, benefits, bonuses, stock-based compensation and costs associated with technology tools used by our engineers.

We expect that our research and development expenses will increase as our business grows, particularly as we incur additional costs related to continued investments in our platform and products. However, we expect that our research and development expenses will remain fairly consistent or slightly decrease as a percentage of our revenue over time. In addition, research and development expenses that qualify as internal-use software development costs are capitalized and the amount capitalized may fluctuate significantly from period to period.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities and administrative personnel, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, insurance and other corporate expenses.

We have incurred and will continue to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the NYSE, and increased expenses for insurance, investor relations and fees for professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows but will decrease as a percentage of our revenue over time.

Interest Expense

Interest expense results primarily from interest payments on our borrowings and interest on finance lease obligations. Interest on borrowings is based on a floating per annum rate at specified percentages above the prime rate. Interest on finance leases initiated prior to January 1, 2022 is based on our incremental borrowing rate at the time the agreements were initiated. On January 1, 2022, we adopted the new accounting guidance required by ASC 842 and the interest on all finance leases initiated going forward is based on the rate implicit within the lease agreement.

Other Income (Expense), Net

Other income consists primarily of interest income earned on our cash and cash equivalents and short term investments.

Provision for (Benefit from) Income Taxes

Provision for income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. Because of the uncertainty of the realization of the deferred tax assets, we have a full valuation allowance for domestic net deferred tax assets, including net operating loss carryforwards.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

		Year Ended December 31,		
		2022		**2021**
		(in thousands)		
Revenue	$	142,117	$	115,871
Cost of revenue[1]		53,276		49,372
Gross profit		88,841		66,499
Operating expenses:				
Sales and marketing[1]		65,378		58,244
Research and development[1]		30,714		27,009
General and administrative[1]		42,453		31,637
Total operating expenses		138,545		116,890
Loss from operations		(49,704)		(50,391)
Other income (expense):				
Interest expense		(1,441)		(1,184)
Other income (expense), net		1,511		(55)
Loss before income taxes		(49,634)		(51,630)
Provision for income taxes		(104)		(60)
Net loss	$	(49,738)	$	(51,690)

_____

(1) Includes stock-based compensation expense as follows:

		Year Ended December 31,		
		2022		**2021**
		(in thousands)		
Cost of revenue	$	723	$	526
Sales and marketing		3,436		1,962
Research and development		4,576		3,545
General and administrative		10,017		8,058
Total stock-based compensation	$	18,752	$	14,091

Stock-based compensation expense for the years ended December 31, 2022 and 2021 included zero and $3.4 million, respectively, of compensation expense related to amounts paid in excess of the estimated fair value of the common stock in secondary sales of common stock. See Note 12 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,	
	2022	2021
	(percentage of total revenue)	
Revenue	100 %	100 %
Cost of revenue	37	43
Gross profit	63	57
Operating expenses:		
Sales and marketing	46	50
Research and development	22	23
General and administrative	30	27
Total operating expenses	97	101
Loss from operations	(35)	(43)
Other income (expense):		
Interest expense	(1)	(1)
Other income (expense), net	1	—
Loss before income taxes	(35)	(45)
Provision for income taxes	—	—
Net loss	(35)%	(45)%

Comparison of the Years Ended December 31, 2022 and December 31, 2021

Revenue

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
Revenue	$ 142,117	$ 115,871	$ 26,246	23 %

Revenue increased by $26.2 million or 23% for the year ended December 31, 2022 compared to the year ended December 31, 2021. Of the total increase, approximately $15.0 million, or 57%, was attributable to new customer locations acquired during the year ended December 31, 2022, and $11.2 million, or 43%, was attributable to existing customer locations under subscription as of December 31, 2021. Customer locations totaled 27,193 and 23,831 as of December 31, 2022 and 2021, respectively.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
Cost of revenue	$ 53,276	$ 49,372	$ 3,904	8 %
Gross margin	63 %	57 %		

The increase in cost of revenue was due primarily to an increase of $3.6 million in personnel-related costs, particularly related to merit increases and new hires, and a $1.7 million increase in direct costs to support customer usage and growth of our customer base, including cloud infrastructure costs and fees paid to application providers. We also saw a $0.5 million increase in allocated overhead costs and a $0.5 million increase in dues and subscription costs. These increases were partially offset by a $2.5 million decrease in fees paid to third-party independent contractors resulting from the phase out of the Installation Program.

Our gross margin improvement is derived from a favorable customer mix as a greater portion of our customers had fully depreciated phone hardware, and from reductions in third-party costs incurred for specific platform features and overall data usage as part of our cost management efforts.

Sales and Marketing

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
Sales and marketing	$ 65,378	$ 58,244	$ 7,134	12 %

The increase in sales and marketing expenses was primarily attributable to an increase of $7.0 million in personnel-related expenses driven largely by compensation adjustments, including increases to salaries, sales commissions, and stock-based compensation.

Research and Development

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
Research and development	$ 30,714	$ 27,009	$ 3,705	14 %

The increase in research and development expenses was due primarily to an increase of $2.5 million in personnel-related costs largely from stock-based compensation and other salary adjustments, and a $0.4 million increase in allocated overhead as a result of increased overall costs to support the growth of our business and related infrastructure. In addition, capitalized internal-use software costs decreased by $0.9 million in 2022 compared to 2021.

General and Administrative

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
General and administrative	$ 42,453	$ 31,637	$ 10,816	34 %

The increase in general and administrative expenses was primarily due to a $4.3 million increase in personnel related expenses, including a $2.4 million increase in payroll costs from salary adjustments and bonuses, and a $2.0 million increase in stock-based compensation. As a result of our becoming a public company, we saw a $2.3 million increase in professional fees, largely due to increased legal, accounting and other professional services costs, and a $2.3 million increase in insurance expense resulting from our director and officer liability insurance premiums. Additionally, dues and subscription expenses increased by $1.0 million, bad debt expense increased by $0.5 million, and $0.3 million increase in miscellaneous licenses, taxes and fees.

Other Income (Expense), Net

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
Interest expense	$ (1,441)	$ (1,184)		
Other income (expense), net	$ 1,511	$ (55)		
Other income (expense), net	$ 70	$ (1,239)	$ 1,309	(106)%

The increase is interest expense is due to additional phone hardware finance lease agreements.

The increase in other income is due to additional earnings generated on capital raised in our initial public offering, which was invested in market securities and other short-term investments, and to a lesser extent a rise in average interested rates over the period.

Provision for Income Taxes

	Year Ended December 31,		Change	
	2022	2021	Amount	Percentage
	(dollars in thousands)			
Provision for income taxes	$ (104)	$ (60)	$ (44)	73 %

Provision for income taxes increased by an immaterial amount due to increases in operations and other expenses in our foreign jurisdictions. We expect income tax expense to increase in conjunction with growth in our international subsidiaries in the long term.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared in conformity with U.S. GAAP, we use free cash flow, free cash flow margin and Adjusted EBITDA, which are non-GAAP financial measures, to enhance the understanding of our U.S. GAAP financial measures, evaluate growth trends, establish budgets and assess operating performance. These non-GAAP financial measures should not be considered by the reader as substitutes for, or superior to, the financial statements and financial information prepared in accordance with U.S. GAAP. See below for a description of these non-GAAP financial measures and their limitations as an analytical tool.

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Net cash used in operating activities	$ (12,766)	$ (20,373)
Net cash used in investing activities	$ (54,026)	$ (9,809)
Net cash provided by (used in) financing activities	$ (7,207)	$ 110,480
Free cash flow	$ (15,893)	$ (30,182)
Net cash used in operating activities as a percentage of revenue	(9)%	(18)%
Free cash flow margin	(11)%	(26)%
Net loss	$ (49,738)	$ (51,690)
Adjusted EBITDA	$ (25,692)	$ (33,271)

Free Cash Flow and Free Cash Flow Margin

We define free cash flow as net cash used in operating activities, less purchases of property and equipment and capitalized internal-use software costs, and free cash flow margin as free cash flow as a percentage of revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide useful information to management and investors, even if negative, as they provide information about the amount of cash consumed by our combined operating and investing activities. For example, as free cash flow has been negative, we have needed to access cash reserves or other sources of capital for these investments.

Adjusted EBITDA

EBITDA is defined as earnings before interest expense, provision for income taxes, depreciation, and amortization. Our depreciation adjustment includes depreciation on operating fixed assets and does not include amortization of finance lease right-of-use assets on phone hardware provided to our customers. We further adjust EBITDA to exclude stock-based compensation expense, a non-cash item. We believe that adjusted EBITDA provides management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations. Additionally, management uses adjusted EBITDA to measure our financial and operational performance and prepare our budgets.

Liquidity and Capital Resources

Since inception, we have financed operations primarily through cash generated from the sale of subscriptions to our platform, and the net proceeds of issuances of equity securities. We have generated losses from our operations as reflected in our accumulated deficit of $231.6 million as of December 31, 2022 and negative cash flows from operating activities for the 2022, 2021, and 2020 fiscal years. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base and increased research and development expenses to support the growth of our business and related infrastructure. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

As of December 31, 2022, our principal sources of liquidity were cash held as deposits in financial institutions and cash equivalents consisting of highly liquid investments in money market securities of $62.0 million, as well as $51.3 million in other short-term investments comprised primarily of treasury and commercial paper instruments. On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A., providing all depositors access to their money beginning on March 13, 2023. As of March 15, 2023, our cash held in deposit accounts at Silicon Valley Bridge Bank, N.A., represented less than 1% of our cash and cash equivalents and short-term investments, which is considered to be immaterial to our liquidity.

A substantial source of our cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recorded as revenue over the subscription term. We had $34.1 million of deferred revenue recorded as a current liability as of December 31, 2022. This deferred revenue will be recognized as revenue when all of the revenue recognition criteria are met.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe our current cash, cash equivalents and marketable securities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Net cash used in operating activities	$ (12,766)	$ (20,373)
Net cash used in investing activities	(54,026)	(9,809)
Net cash provided by (used in) financing activities	(7,207)	110,480

Operating Activities

For the year ended December 31, 2022, cash used in operating activities was $12.8 million, primarily consisting of our net loss of $49.7 million adjusted for non-cash charges of $46.8 million, and net cash outflows of $9.9 million provided by changes in our operating assets and liabilities. The drivers of the changes in operating assets and liabilities were a $12.3 million increase in deferred contract costs, comprised primarily of sales commissions earned on new sales, a $2.5 million decrease in operating lease liabilities from payments made, an increase in prepaid expenses and other assets of $0.1 million, an increase to accounts receivable of $1.0 million, and an increase of $0.3 million to accounts payable. These amounts were partially offset by a $4.6 million increase in deferred revenue due to our prepay arrangements with our customers, and a $1.8 million increase in accrued liabilities

For the year ended December 31, 2021, cash used in operating activities was $20.4 million, primarily consisting of our net loss of $51.7 million adjusted for non-cash charges of $36.0 million, and net cash outflows of $4.7 million provided by changes in our operating assets and liabilities. The main drivers of the changes in operating assets and liabilities were a $12.8 million increase in deferred contract costs, comprised primarily of sales commissions earned on new sales; and an increase in prepaid expenses of $4.1 million. These amounts were partially offset by a $6.6 million increase in deferred revenue due to our prepay arrangements with our customers, an increase in accounts payable and accrued liabilities of $2.1 million, and an increase in deferred rent of $4.3 million.

Investing Activities

Cash used in investing activities for the year ended December 31, 2022 was $54.0 million, primarily due to $50.9 million in purchases of short-term investments. Additionally, we purchased $1.9 million in furniture, equipment and leasehold improvements, and capitalized $1.2 million of personnel-related costs as internal-use software development.

Cash used in investing activities for the year ended December 31, 2021 was $9.8 million, primarily due to furniture, equipment and leasehold improvements of $7.4 million, primarily attributable to furnishing and building out our new corporate headquarters, which we occupied beginning the first quarter of 2021.

Additional investing cash flow activities included personnel-related costs capitalized as internal-use software development of $2.4 million.

Financing Activities

Cash used in financing activities for the year ended December 31, 2022 was $7.2 million, primarily due to $8.7 million from principal payments made on finance lease obligations. We also paid $0.7 million in offering costs related to our initial public offering in November 2021. These cash outflows were partially offset by $1.3 million in proceeds received from employee stock option exercises, and proceeds of $0.9 million received from our employee stock purchase plan.

Cash provided by financing activities for the year ended December 31, 2021 was $110.5 million, primarily due to cash proceeds from our initial public offering, which resulted in $111.6 million proceeds to the Company, net of underwriter commissions and paid offering costs. We also received $4.2 million from employee stock option exercises and net proceeds from our line of credit of $6.0 million. These cash inflows were partially offset by principal payments on finance lease obligations of $7.9 million.

Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.

Deferred Contract Costs

Deferred contract costs are incremental costs that are associated with acquiring and fulfilling customer contracts and consist primarily of sales commissions and the associated payroll taxes and certain referral fees paid to independent third-parties. The costs incurred upon the execution of the contracts are primarily deferred and amortized over an expected benefit period, which we estimate to be three years. Significant judgment is used to determine the expected benefit period by taking into consideration the Company's technology life cycle and an estimated customer relationship period, including expected contract renewals. There have been no changes to this estimated period of benefit during the reporting period.

Stock-Based Compensation

We issue stock options and restricted stock units ('RSUs") to employees, consultants, and directors, and stock purchase rights granted under the Employee Stock Purchase Plan ("ESPP") to employees based on their estimated fair value on the date of the grant. For stock options and ESPP, the fair value is estimated using the Black-Scholes option-pricing model, and stock-based compensation is recognized in the consolidated statements of operations using the straight-line attribution method. The fair value of RSUs is based on the closing market price of our common stock on the date of the grant. We recognize stock-based compensation expense over the requisite service period, which is the vesting period of the respective awards. Forfeitures are accounted for when they occur.

Prior to our initial public offering, the fair value of our common stock on the date of the grant was determined based on independent third-party valuations as there was no public market. Our first RSU grants were made effective November 12, 2021 in connection with the IPO and, as such, prior to the IPO we had not recognized stock-based compensation on RSUs.

Changes in the assumptions, which are subjective and generally require significant analysis and judgment to develop, can materially affect the valuation of our equity awards and impact how much stock-based compensation expense is recognized.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which we expect the temporary differences to reverse. We evaluate the likelihood of any future benefit of deferred tax assets and, based on that evaluation, record a valuation allowance if we determine that a portion of that benefit will not be realized. Our valuation allowance is based on management's judgement and estimates of future business performance and taxes to be paid. Actual results could differ and may materially impact our financial statements in future periods.

Contractual Obligations and Commitments

Refer to the notes to our consolidated financial statements within Part II, Item 8 of this Annual Report on Form 10-K for more details on contractual obligations.

Our principal commitments consist of obligations under the Silicon Valley Bank Credit Facility (discussed below and within Note 11), operating leases for office space (Note 7), finance leases for phone equipment for our solution (Note 7), as well as non-cancellable purchase commitments (Note 10).

Indemnifications

Certain of our agreements with partners, resellers and customers include provisions for indemnification against liabilities should our platform contribute to a data compromise, particularly a compromise of protected health information ("PHI"). We have not incurred any costs as a result of such indemnification obligations historically and have not accrued any liabilities related to such obligations in our consolidated financial statements as of December 31, 2022.

Silicon Valley Bank Credit Facility

As of December 31, 2020 and through August 2021, we carried a $4 million note payable, which bears interest at the greater of prime rate plus 0.75% and 5.50%. The note payable required interest-only payments through September 2021, followed by 36 monthly principal payments of $111,111 plus interest. Along with the note payable, SVB provided us with a $10 million revolving line of credit, bearing interest at the greater of prime rate plus 0.5% and 5.25%. As of December 31, 2020 and through August 2021, we had not taken any advances on the line of credit and the full $10 million was available for borrowing.

In August 2021, we amended our agreement with SVB to increase the revolving line of credit from $10.0 million to $50.0 million. The total borrowing capacity is subject to reduction should we fail to meet certain metrics for recurring revenue and customer retention. Amounts outstanding on the line will accrue interest at the greater of prime rate plus 0.25% and 3.5%. As part of our agreement with SVB, the $4.0 million note payable was converted to a deemed advance on the line of credit and was deemed a debt modification. In connection with this transaction, we drew down an additional $6.0 million from the line of credit resulting in a total outstanding balance of $10.0 million. We have made no additional draws or repayments on the line of credit since the finalization of our agreement with SVB. We are required to pay an annual fee of $0.13 million beginning on the effective date of the agreement, and continuing on the anniversary of the effective date. We are also required to pay a quarterly unused line fee of 0.15% per annum of the available borrowing amount should the outstanding principal balance drop below $10.0 million (calculated based on the number of days and based on the average available borrowing amount). The line of credit is collateralized by substantially all of our assets. This amended agreement includes financial covenants requiring that, at any time, if our total unrestricted cash and cash equivalents at SVB, plus our short-term investments managed by SVB, is less than $100.0 million, we must at all times thereafter maintain a consolidated minimum $20.0 million in liquidity, meaning unencumbered cash plus available borrowing on the line of credit, and that we meet specified minimum levels of EBITDA, as adjusted for stock-based compensation and changes in our deferred revenue. As of December 31, 2022, $10.0 million was outstanding on the line of credit and we were in compliance with all loan covenants. On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the FDIC was appointed as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A., which has announced that it will be fully honoring existing credit facilities.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Adopted Accounting Pronouncements

See the sections titled "Basis of Presentation and Summary of Significant Accounting Policies—Accounting Pronouncements Adopted" and "—Accounting Pronouncements Pending Adoption" in Note 2 to our consolidated financial statements for more information.

Emerging Growth Company and Smaller Reporting Company Status

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may take advantage of these exemptions until we are no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including presenting only the two most recent fiscal years of audited financial statements and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash and cash equivalents consist of cash on deposit and highly liquid money market securities. Our short-term investments consist of government debt securities and commercial paper. Because our cash equivalents and short-term investments have shorter maturities, our portfolio's fair value is relatively insensitive to interest rate changes. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

As of December 31, 2022, we had a $10.0 million outstanding balance on our credit facility with an interest rate of the greater of Prime Rate plus 0.25% or 3.50%. Increases in Prime Rate would increase the interest rate on these borrowings.

Foreign Currency Exchange Risk

The vast majority of our customer subscription agreements are denominated in U.S. dollars, with a small number of subscription agreements denominated in Canadian dollars. A small portion of our operating expenses are incurred outside the United States, denominated in foreign currencies, and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian Dollar and the Indian Rupee. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Weave Communications, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Weave Communications, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Salt Lake City, Utah
March 16, 2023

We have served as the Company's auditor since 2016.

WEAVE COMMUNICATIONS, INC
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,997	$ 135,996
Short-term investments	51,340	—
Accounts receivable	3,296	3,059
Deferred contract costs, net	9,881	8,931
Prepaid expenses and other current assets	6,374	6,461
Total current assets	132,888	154,447
Non-current assets:		
Property and equipment, net	10,773	24,502
Operating lease right-of-use assets	45,110	—
Finance lease right-of-use assets	10,589	—
Deferred contract costs, net, less current portion	8,146	7,873
Other non-current assets	843	663
TOTAL ASSETS	$ 208,349	$ 187,485
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,793	$ 4,061
Accrued liabilities	13,636	12,250
Deferred revenue	34,136	29,511
Current portion of operating lease liabilities	3,662	—
Current portion of finance lease liabilities	6,992	8,485
Current portion of long-term debt	10,000	—
Total current liabilities	72,219	54,307
Non-current liabilities:		
Deferred rent	—	4,319
Operating lease liabilities, less current portion	46,914	—
Finance lease liabilities, less current portion	5,997	6,558
Long-term debt	—	10,000
Total liabilities	125,130	75,184
COMMITMENTS AND CONTINGENCIES (Note 10)		
Stockholders' equity:		
Preferred stock, $0.00001 par value per share; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Common stock, $0.00001 par value per share; 500,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 65,739,053 and 64,324,628 issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Additional paid-in capital	314,884	294,230
Accumulated deficit	(231,636)	(181,898)
Accumulated other comprehensive loss	(29)	(31)
Total stockholders' equity	83,219	112,301
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 208,349	$ 187,485

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,					
		2022		2021		2020
Revenue	$	142,117	$	115,871	$	79,896
Cost of revenue		53,276		49,372		34,449
Gross profit		88,841		66,499		45,447
Operating expenses:						
Sales and marketing		65,378		58,244		39,258
Research and development		30,714		27,009		19,967
General and administrative		42,453		31,637		25,793
Total operating expenses		138,545		116,890		85,018
Loss from operations		(49,704)		(50,391)		(39,571)
Other income (expense):						
Interest expense		(1,441)		(1,184)		(1,097)
Other income (expense), net		1,511		(55)		247
Loss before income taxes		(49,634)		(51,630)		(40,421)
Provision for income taxes		(104)		(60)		—
Net loss	$	(49,738)	$	(51,690)	$	(40,421)
Less: cumulative dividends on redeemable convertible preferred stock		—		(1,961)		(2,124)
Net loss attributable to common stockholders	$	(49,738)	$	(53,651)	$	(42,545)
Net loss per share attributable to common stockholders - basic and diluted	$	(0.76)	$	(2.60)	$	(3.75)
Weighted-average common shares outstanding - basic and diluted		65,083,198		20,636,583		11,355,385

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

| | Year Ended December 31, | | |
	2022	2021	2020
Net loss	$ (49,738)	$ (51,690)	$ (40,421)
Other comprehensive loss			
Change in foreign currency translation, net of tax	(10)	(33)	2
Net unrealized gains on short-term investments, net of tax	12	—	—
Total comprehensive loss	$ (49,736)	$ (51,723)	$ (40,419)

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
BALANCE - December 31, 2019	43,836,109	$ 151,938	10,816,231	$ —	$ 3,797	$ (89,787)	$ —	$ (85,990)
Issuance of common shares	—	—	1,066,055	—	851	—	—	851
Stock-based compensation	—	—	—	—	11,613	—	—	11,613
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	2	2
Net loss	—	—	—	—	—	(40,421)	—	(40,421)
BALANCE - December 31, 2020	43,836,109	$ 151,938	11,882,286	$ —	$ 16,261	$ (130,208)	$ 2	$ (113,945)
Issuance of common shares from stock option exercises	—	—	3,501,964	—	4,166	—	—	4,166
Conversion of redeemable convertible preferred stock to common stock in connection with initial public offering	(43,836,109)	(151,938)	43,836,109	—	151,938	—	—	151,938
Issuance of common stock in connection with initial public offering, net of underwriting discounts	—	—	5,000,000	—	111,600	—	—	111,600
Offering costs	—	—	—	—	(3,826)	—	—	(3,826)
Cashless exercise of common stock warrants	—	—	104,269	—	—	—	—	—
Stock-based compensation	—	—	—	—	14,091	—	—	14,091
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(33)	(33)
Net loss	—	—	—	—	—	(51,690)	—	(51,690)
BALANCE - December 31, 2021	—	$ —	64,324,628	$ —	$ 294,230	$ (181,898)	$ (31)	$ 112,301
Issuance of common shares from stock option exercises	—	—	1,069,935	—	1,315	—	—	1,315
Issuance of common shares from the employee stock purchase plan	—	—	165,347	—	858	—	—	858
Offering costs	—	—	—	—	(271)	—	—	(271)
Vesting of restricted stock units	—	—	179,143	—	—	—	—	—
Stock-based compensation	—	—	—	—	18,752	—	—	18,752
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(10)	(10)
Net unrealized gain on investments	—	—	—	—	—	—	12	12
Net loss	—	—	—	—	—	(49,738)	—	(49,738)
BALANCE - December 31, 2022	—	$ —	65,739,053	$ —	$ 314,884	$ (231,636)	$ (29)	$ 83,219

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,				
		2022		2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$	(49,738)	$ (51,690)	$	(40,421)
Adjustments to reconcile net loss to net cash used in operating activities					
Depreciation and amortization		12,964	12,140		9,425
Amortization of operating right-of-use assets		3,681	—		—
Provision for losses on accounts receivable		729	355		287
Amortization of deferred contract costs		11,120	9,410		6,862
Loss on disposal of assets		4	—		—
Stock-based compensation		18,752	14,091		11,613
Net accretion of discounts on short-term investments		(413)	—		—
Changes in operating assets and liabilities:					
Accounts receivable		(966)	(870)		(567)
Deferred contract costs		(12,343)	(12,828)		(9,670)
Prepaid expenses and other assets		(93)	(4,073)		(727)
Accounts payable		(330)	583		302
Accrued liabilities		1,786	1,564		792
Operating lease liabilities		(2,534)	—		—
Deferred revenue		4,615	6,627		6,738
Deferred rent		—	4,318		(152)
Net cash used in operating activities		(12,766)	(20,373)		(15,518)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of short-term investments		(50,915)	—		—
Proceeds from sale of assets		16	—		—
Purchases of property and equipment		(1,895)	(7,376)		(2,759)
Capitalized internal-use software costs		(1,232)	(2,433)		(1,100)
Net cash used in investing activities		(54,026)	(9,809)		(3,859)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from advance on line of credit		—	6,000		—
Principal payments on finance leases		(8,709)	(7,860)		(6,001)
Proceeds from stock option exercises		1,315	4,166		851
Proceeds from initial public offering, net of underwriting discounts		—	111,600		—
Paid offering costs		(671)	(3,426)		—
Proceeds from the employee stock purchase plan		858	—		—
Net cash provided by (used in) financing activities		(7,207)	110,480		(5,150)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(73,999)	80,298		(24,527)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		135,996	55,698		80,225
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	61,997	$ 135,996	$	55,698
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:					
Cash paid during the period for interest	$	1,441	$ 1,184	$	1,078
Cash paid during the period for income taxes	$	104	$ —	$	—
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:					
Equipment purchases financed with accounts payable	$	13	$ 78	$	130
Finance lease liabilities arising from obtaining finance lease right-of-use assets	$	6,655	$ 8,461	$	8,733
Operating lease liabilities arising from obtaining operating lease right-of-use assets	$	309	$ —	$	—
Accrued unpaid offering costs	$	—	$ 400	$	—
Unrealized gain on short-term investments	$	12	$ —	$	—

The accompanying notes are an integral part of these consolidated financial statements

1. Organization and Description of the Business

Description of the Business

Weave Communications, Inc. (the "Company") sells subscriptions for its integrated communications platform, which combines software, communication and analysis tools with voice over internet protocol ("VoIP") phone services. The Company was incorporated in the state of Delaware in October 2015 and its corporate headquarters are located in Lehi, UT.

Initial Public Offering

On November 15, 2021, we completed our IPO for the sale of 5,000,000 shares of our common stock, $0.00001 par value per share at an offering price of $24.00 per share. We received aggregate proceeds of $107.5 million from our IPO after deducting underwriting discounts, commissions, and offering costs.

Upon the completion of our IPO, the 43,836,109 outstanding shares of redeemable convertible preferred stock with a carrying value of $151.9 million converted into an aggregate of 43,836,109 shares of common stock.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Weave Communications, Inc. and its wholly owned subsidiaries Weave Communications Canada, Inc. and Weave Communications India Private Limited (collectively "Weave" or the "Company"). Intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

Segments

The Company operates as one operating and reportable segment. The Company's chief operating decision maker ("CODM") evaluates reporting operations and financial information on a consolidated basis for the purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the Company's financial statements include the valuation allowance against deferred tax assets, recoverability of long-lived assets, fair value of issued warrants, fair value of stock-based compensation, amortization period of deferred contract costs, and useful lives for depreciable assets.

Cash and Cash Equivalents

Cash consists of deposits in financial institutions. Cash equivalents consist of highly liquid investments with an original maturity of 90 days or less. The fair value of cash equivalents approximated their carrying value as of December 31, 2022 and December 31, 2021. As of December 31, 2022 and December 31, 2021 the Company did not have any restricted cash.

Liquidity and Capital Resources

The Company has incurred losses and generated negative cash flows from operations since inception. As of December 31, 2022 the Company had an accumulated deficit of $231.6 million. The Company has partially funded its operations through cash flows generated by sales of its product offerings, and as of December 31, 2022 the Company had completed several rounds of equity financing as a private company with total net proceeds approximating $159.0 million. In November 2021, the Company completed its initial public offering, which generated an additional net proceeds of $107.5 million. As of December 31, 2022 the Company had outstanding borrowings under its revolving line of credit of $10.0 million.

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A. The FDIC and Silicon Valley Bridge Bank, N.A. have announced that customers have full access to deposit accounts and credit facilities beginning on March 13, 2023. As of March 15, 2023, our cash held in deposit accounts at Silicon Valley Bridge Bank, N.A. represented less than 1% of our cash and cash equivalents and short-term investments, which is considered to be immaterial to our liquidity.

The Company believes its existing cash, cash equivalents, and cash flows provided by sales of product offerings and proceeds from the initial public offering will be sufficient to meet operating cash flow requirements for at least twelve months from the date of issuance of the December 31, 2022 consolidated financial statements. As a result of the Company's growth plans, losses and negative cash flows from operations may continue in the foreseeable future.

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The functional currency of the subsidiaries is the applicable local currency. Transactions within a subsidiary entity which are denominated in currencies other than the subsidiary's functional currency are recorded based on the exchange rates at the time such transactions arise. Resulting gains and losses are recorded in other income (expense), net in the consolidated statements of operations in the period of occurrence.

Revenues and expenses of the Company's foreign subsidiaries are translated from the applicable functional currency to the U.S. dollar using the average exchange rates during the reporting period, while assets and liabilities are translated at the period-end exchange rates. Resulting gains or losses from translating foreign currency are included in accumulated other comprehensive income (loss).

Short-Term Investments

The Company determines the appropriate classification of its investments at the time of purchase. As the Company views these securities as available to support current operations, it accounts for these debt securities as available-for-sale and classifies them as current assets on its consolidated balance sheets. These securities are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income (loss). The Company periodically evaluates its investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is more likely than not that the Company will sell the securities before the recovery of their cost basis. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in other income (expense), net, and the amount related to all other factors, which is recorded in accumulated other comprehensive income (loss).

Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. Realized gains and losses for the year ended December 31, 2022 were not material.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amounts when an unconditional right to cash exists. Accounts receivable do not bear interest. Accounts outstanding longer than the contractual payment terms are considered past due. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when cash is received. The Company specifically identified and wrote off uncollectible accounts of $0.7 million, $0.4 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. As the receivables outstanding as of December 31, 2022 and 2021 mostly comprised credit card billings and there were no specifically identified receivables deemed to have significant collection risk in addition to those already written off to bad debt, the Company did not record an allowance for doubtful accounts as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of property and equipment or over the related lease terms (if shorter). Costs of major improvements that extend the useful life of the property and equipment have been capitalized, while costs of normal repairs and maintenance are expensed as incurred. For customers who subscribed prior to August 2021, phone hardware provided to customers as part of the subscription arrangement remains the property of the Company for three years beginning on the date that the customer begins receiving subscribed services. After three years, the title of the phone hardware passes to the customer. For phones provided to customers subscribing in or after August 2021, the Company retains ownership of the phone. Phone hardware is deemed to have a useful life of three years and is depreciated over that period. The estimated useful life of each asset category is summarized as follows:

	Estimated Useful Life
Office equipment	3 - 5 years
Phone hardware	3 years
Payment terminals	3 years
Office furniture	7 years
Leasehold improvements	Shorter of remaining lease term or estimated life

When property and equipment is retired or otherwise disposed of, the net book value of the asset is removed from the respective accounts and any gain or loss is included in the results of operations.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs in connection with implementing or developing software for internal use. Amortization of such costs begins when the implementation/development project is substantially complete and the software is ready for its intended use. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized software is stated at cost less accumulated amortization and amortized on a straight-line basis over its estimated period of expected benefit, which is three years.

Offering Costs

Offering costs, which consisted of direct incremental legal, consulting, accounting, and other fees relating to the anticipated sale of the Company's common stock in the IPO, were initially capitalized and recorded as deferred offering costs in other non-current assets on the consolidated balance sheets. Upon the completion of our IPO in November 2021, these deferred offering costs were reclassified into stockholders' equity (deficit) as a reduction from the proceeds of the offering. There were no deferred offering costs as of December 31, 2022 or 2021.

Leases

On January 1, 2022, the Company adopted Topic 842 using the modified retrospective method. See Accounting Pronouncements Adopted for details and impact of adopted lease accounting policy.

Prior to the adoption of Topic 842, the Company's leases were classified as either operating or capital leases. Capital lease liabilities were stated separately on the consolidated balance sheets and capital lease assets were included in property, plant and equipment, net on the consolidated balance sheets. Operating leases were not recognized in the balance sheet. Capital lease balances are presented on the same lines as finance lease balances for comparative prior periods in the consolidated financial statements.

Impairment of Long-Lived Assets

The Company's long-lived assets consist of property and equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the estimated undiscounted future cash flows expected to be generated by the asset and the fair value of long-lived assets for impairment purposes. No events or changes in circumstances were identified and no impairment has been recognized for the years ended December 31, 2022, 2021, and 2020.

Advertising Expense

Advertising costs are expensed as incurred. The Company recorded advertising expense of $5.5 million, $6.8 million, and $2.9 million for the years ended December 31, 2022, 2021, and 2020 respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development

Research and development expenses include software development costs that are not eligible for capitalization and support the Company's efforts to ensure the reliability, availability and scalability of the Company's solutions. The Company's cloud platform is software-driven, and its research and development teams employ software engineers in the continuous testing, certification and support of the Company's solutions. Accordingly, the majority of the Company's research and development expenses result from employee-related costs, including salaries, bonuses, benefits and costs associated with technology tools used by the Company's engineers.

Income Taxes

The Company records a provision for income taxes for the anticipated tax of its reported results of operations using the asset and liability method. Under this method, deferred income taxes are recognized by applying the enacted tax rates expected to be in effect in future years to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating losses and tax credit carryforwards. The measurement of deferred tax assets is reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company does not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. A tax benefit is recognized only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. For such positions, the largest benefit that has a greater than 50% likelihood of being realized upon settlement is recognized in the consolidated financial statements. Where applicable, interest and penalties are recognized in income tax expense.

Sales Commissions

Sales commissions for all sales personnel are deferred and amortized on a straight-line basis over the period of consumer benefit, which has been determined to be three years. See Deferred Contract Costs below for more detail on the period of benefit.

Stock-Based Compensation

Stock-based compensation expense resulting from stock options is measured at the grant date fair value of the award and is calculated using the Black-Scholes option pricing model. This compensation expense is recognized using the straight-line attribution method over the requisite service period. The Company accounts for forfeitures as they occur. See Note 12 for further detail on the judgements and assumptions used to calculate stock-based compensation.

The Company records restricted stock unit compensation expense based on the grant date fair value of the awards and recognizes the fair value of those awards as expense using the straight-line method over the requisite service period of the award.

Stock-based compensation expense related to purchase rights issued under the Employee Stock Purchase Plan (ESPP) is based on the Black-Scholes option-pricing model fair value of the estimated number of awards as of the beginning of the offering period. Stock-based compensation expense is recognized using the straight-line method over the offering period.

Net Loss Per Share

Net loss per share attributable to common stockholders is calculated using the two-class method required for companies with participating securities. All series of the Company's redeemable convertible preferred stock are considered participating securities as they participate on a pari passu basis in any dividends declared to holders of the Company's common stock. Net loss is adjusted for the effect of any cumulative dividends on the Company's redeemable convertible preferred stock prior to allocating undistributed earnings to common stockholders and holders of participating securities. Undistributed earnings are allocated to participating securities to the extent that each participating security may share in the earnings as if all of the earnings for the period had been distributed. In periods in which the Company reports a net loss, no amounts are allocated to participating securities as holders of the Company's redeemable convertible preferred stock do not have a contractual obligation to share in losses. Note that all redeemable convertible preferred stock was converted to common stock in connection with our IPO.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed using the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method unless their effect is anti-dilutive.

Concentration of Risks

The functionality of the Company's software and cloud-based phone system relies heavily on the ability to integrate with customers' practice or client management systems. Less than five providers make up the majority of practice management systems maintained by dentists and optometrists in the United States. At this time, the Company does not anticipate loss of integration rights with any of these major providers. To mitigate the risk, the Company has developed a system-agnostic platform that, if needed, does not rely on an integration for functionality.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. At times, the Company's cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. As of March 15, 2023 the Company held less than $1.0 million cash in deposit accounts at Silicon Valley Bridge Bank, N.A.; the Company maintains a majority of its cash, cash equivalents, and short-term investments with other financial institutions. The Company does not anticipate nonperformance by those institutions.

No customers accounted for more than 10% of accounts receivable or total revenues as of and for the years ended December 31, 2022, 2021, and 2020. To date, the Company has not experienced material losses related to non-payment by customers.

Geographic Information

Other than the United States, no individual country exceeded 10% of total revenues for the years ended December 31, 2022, 2021, and 2020. As of December 31, 2022 and 2021, substantially all of the Company's property and equipment was located in the United States.

Revenue Recognition

The Company derives substantially all revenue from subscription services by providing customers access to its platform.

The Company recognizes revenue when control of these services are transferred to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services, net of tax. Revenue recognition is determined from the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations within the contract; and

- Recognition of revenue when, or as, performance obligations are satisfied.

The Company recognizes revenue as follows:

Subscriptions revenue (software and phone service) is generated from fees that provide customers access to one or more of the Company's software applications and related services. These arrangements generally have contractual terms of month-to-month. Arrangements with customers do not provide the customer with the right to take possession of the Company's software at any time. Instead, customers are granted continuous access to the services over the contractual period. The Company transfers control of services evenly over the contractual period. Accordingly, the consideration related to subscriptions is recognized over time on a straight-line basis over the contract term beginning on the date the Company's service is made available to the customer.

The Company also provides payment processing/collection services and receives a revenue share from a third-party payment facilitator on transactions between Weave customers that utilize the Weave payments platform, and their end consumers. These payment transactions are generally for services rendered at customers' business location via credit card terminals or through several card-not-present modalities, including "text-to-pay" functionality. As the Company acts as an agent in these arrangements, revenue from payments services is recorded net of transaction processing fees and revenue is recognized as the performance obligation is performed each time transactions are processed.

Previously, as part of the onboarding process, the customer could request the Company install pre-configured applications on hardware which allow remote access to Weave's cloud solution. In addition, the customer could request the Company install phone hardware at the customer's location. Whereas the Company continues to provide remote installation services, the in-office installation program was phased out during the third and fourth quarters of 2021. Whether performed remotely or in office, the Company considers onboarding/installation a separate performance obligation, and recognizes revenue at the time the installation services are complete.

With the exception of payments services and installation revenue, customers are billed in advance and they may elect to be billed on a monthly or annual basis. The Company records contract liabilities to deferred revenue when cash payments are received, or billings are due in advance of revenue recognition from services. Deferred revenue is recognized as revenue when, or as, the performance obligations are satisfied. Software and phone service revenue is recognized net of discounts in the statements of operations. The Company does not consider discounts variable consideration as they are stated on each agreement and not subject to contingencies or variability. The Company collects sales and communications taxes from its customers. In the statement of operations, amounts collected from taxes are excluded from the reported revenue amounts.

The Company elected to apply the practical expedient to not disclose the transaction price allocated to remaining performance obligations for contracts with a contract term of one year or less. As of December 31, 2022, approximately $1.0 million of revenue is expected to be recognized from remaining performance obligations for contracts with original performance obligations that exceed one year. As the right to invoice for this $1.0 million does not begin until January 2023, this amount is not recorded in deferred revenue as of December 31, 2022. The Company expects to recognize revenue on these remaining performance obligations over the next 7 months.

In addition to providing VoIP phone and software services, the Company provides phone hardware to its customers as part of the subscription. The Company allows customers to include up to ### phones without adjustment to the subscription base price. In such arrangements, the Company is deemed the lessor and the arrangement is an operating lease per guidance provided in ASC 842. Title of the phones does not transfer to the customer at any point. If a customer were to cancel at any time, the phones are returned to the Company. For customers subscribed prior to August 2021, the Company allowed customers to include up to ### phones without adjustment to the subscription base price and title of the phones transfers to the customer after 36 months of subscription have occurred. If a customer were to cancel at any time prior to completion of the 36-month period, the phones are returned to the Company. For the years ended December 31, 2022, 2021, and 2020 the Company recorded $4.2 million, $3.3 million and $2.6 million, respectively, in lease revenues associated with the phone hardware.

As a lessor, future minimum lease payments may vary due to customer agreements being month-to-month and the fact that subscription payments are allocated based on the fair value of all services provided to the customer. With phones being deployed to customers for their useful life, residual value does not accrue to the benefit of the Company. Phones that are returned are refurbished and placed into service.

Deferred Contract Costs

In accordance with ASC-340, the Company capitalizes incremental costs of obtaining and fulfilling a contract provided the Company expects to recover those costs. The capitalized amounts mainly consist of sales commissions paid to the Company's direct sales force. Capitalized costs also include:

- Commissions to sales management for achieving incremental sales quota;

- The associated payroll taxes and fringe benefit costs associated with the payments to the Company's employees;

- One time commissions paid to partners; and

- One time registration fees assessed by mobile carriers.

These costs are recorded as deferred contract costs on the consolidated balance sheet. Amortization of deferred contract costs related to commissions, and the associated taxes and fringe benefit costs, are included in sales and marketing expense. Deferred contract costs related to one time commissions paid to partners are included in cost of revenue. Deferred contract fulfillment costs related to one-time registration fees paid to mobile carriers are included in cost of revenue. These expenses are amortized on a straight-line basis over the average period of consumer benefit, three years. In arriving at this average period of benefit, the Company evaluated both qualitative and quantitative factors which included the anticipated customer life, historical customer life, and the useful life of the Company's product offerings.

Monthly commensurate revenue share fees paid to partners are expensed as incurred as their estimated period of benefit does not extend beyond 12 months and therefore fall under the practical expedient which allows these costs to be expensed as incurred.

Accounting Pronouncements Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. For all leases with a term greater than twelve months, the new standard also requires lessees to recognize a right-of-use ("ROU") asset and a corresponding lease liability on their consolidated balance sheets. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements or they may record the amount in the year in which the ASU is adopted. The accounting applied by a lessor is largely unchanged from that applied under previous Topic 840. For example, the vast majority of operating leases should remain classified as operating leases, and lessors should continue to recognize lease income for those leases on a generally straight-line basis over the lease term.

On January 1, 2022, the Company adopted Topic 842 using the modified retrospective approach with the effective date as of the date of initial application. Prior period amounts were not adjusted and continue to be reported in accordance with previous lease guidance under ASC Topic 840, Leases. The Company elected the package of practical expedients permitted under the transition guidance, which allows an entity to carryforward certain conclusions for leases that commenced prior to the effective date, including the determination of whether an existing contract contains a lease, the classification of the lease, and the accounting for initial direct costs. In addition, the Company elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. The Company performed evaluations of its contracts to ensure compliance with the new guidance of Topic 842. Upon adoption, the Company recognized cumulative operating lease liabilities of $52.8 million offset by a write off in deferred rent of $4.3 million and operating right-of-use assets of $48.5 million. Capital lease obligations of $15.0 million existing as of December 31, 2021 were renamed finance lease liabilities, and the related $12.4 million in assets that were reported within property and equipment, net, as of December 31, 2021 were reclassified as finance right-of-use assets as of the adoption date.

Accounting Pronouncements Pending Adoption

As an "emerging growth company," the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company's financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, and includes the

Company's accounts receivable, certain financial instruments and contract assets. ASU 2016-13 results in more timely recognition of credit losses. For non-public companies, adoption is required for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022. As a result, the Company expects to adopt the standard as of January 1, 2023 and is currently evaluating the expected impact of adoption on the financial statements.

3. Revenue

The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts With Customers for all periods presented. See Note 2 for a description of the Company's revenue recognition accounting policy.

Contract Balances

For the years ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $29.5 million, $22.9 million and $16.1 million, respectively, that was included in the corresponding deferred revenue balance at the beginning of the period.

Deferred Contract Costs

The following table summarizes the activity of deferred contract costs (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Beginning balance	$ 16,804	$ 13,386	$ 10,578
Capitalization of contract costs	12,343	12,828	9,670
Amortization of deferred contract costs	(11,120)	(9,410)	(6,862)
Ending balance	$ 18,027	$ 16,804	$ 13,386

Performance Obligations

Performance obligations promised in a contract are based on the services and products that will be transferred to the customer. They must be capable of being distinct and separately identifiable from other promises in the contract. The Company's performance obligations consist of the following:

- Software services;

- Cloud-based phone services;

- Payment services;

- Onboarding/Installation services (pre-configured applications and phone hardware); and

- Phone equipment.

Disaggregation of Revenues

Revenue has been disaggregated into recurring and non-recurring categories to identify revenue and costs of revenue that are one-time in nature from those that are term-based and renewable.

The table below outlines revenue for our recurring subscription (software and phone services) and payment processing services, as well as for our onboarding services, and phone hardware (in thousands) for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Subscription and payment processing	$ 136,592	$ 108,841	$ 74,182
Onboarding	1,288	3,687	3,095
Hardware (embedded lease)	4,237	3,343	2,619
Total revenue	$ 142,117	$ 115,871	$ 79,896

4. Fair Value Measurements

Financial instruments recorded at fair value in the financial statements are categorized as follows:

- Level 1: Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

- Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs reflecting management's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The following table summarizes the assets measured at fair value on a recurring basis by level within the fair value hierarchy for the year ended December 31, 2022 (in thousands):

	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents				
Money market funds	$ 41,213	$ —	$ —	$ 41,213
Commercial paper	—	8,980	—	8,980
Short-term investments				
US government and agency securities	24,944	11,663	—	36,607
Commercial paper	—	14,733	—	14,733
Total	$ 66,157	$ 35,376	$ —	$ 101,533

The following table summarizes the assets measured at fair value on a recurring basis by level within the fair value hierarchy for the year ended December 31, 2021 (in thousands):

	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents				
Money market funds	$ 118,962	$ —	$ —	$ 118,962
Total	$ 118,962	$ —	$ —	$ 118,962

There were no transfers of financial assets or liabilities into or out of Level 3 during the years ended December 31, 2022 or 2021.

The following table summarizes the Company's short-term investments on the consolidated balance sheets as of December 31, 2022 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments				
US government and agency securities	$ 36,595	$ 18	$ (6)	$ 36,607
Commercial paper	14,733	—	—	14,733
Total	$ 51,328	$ 18	$ (6)	$ 51,340

The following table summarizes the Company's cash and cash equivalents on the consolidated balance sheets as of December 31, 2022 (in thousands):

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 11,804	$ —	$ —	$ 11,804
Cash equivalents				
Money market funds	41,213	—	—	41,213
Commercial paper	8,980	—	—	8,980
Total	$ 61,997	$ —	$ —	$ 61,997

As of December 31, 2022, the weighted-average remaining contractual maturities of available for sale securities was approximately 3 months

No available for sale securities held as of December 31, 2022 have been in a continuous unrealized loss position for more than 12 months. As of December 31, 2022, unrealized losses on available for sale securities are not attributed to credit risk and are considered temporary. The Company believes it is more-likely-than-not that investments in an unrealized loss position will be held until maturity or the cost basis of the investment will be recovered. The Company believes it has no other-than-temporary impairments on its securities as it does not intend to sell these securities and does not believe it is more-likely-than-not that it will be required to sell these securities before the recovery of their amortized cost basis. To date, the Company has not recorded any impairment charges on securities related to other-than-temporary declines in fair value. The Company's cash equivalents and short-term investments are due within one year from the balance sheet date.

For the year ended December 31, 2022, both unrealized holding gains and losses are immaterial and the resulting net unrealized holding gain has been included in accumulated other comprehensive income. For the years ended December 31, 2021 and 2020, there were no unrealized holding gains or losses recorded in accumulated other comprehensive income.

As of December 31, 2022 and 2021 the fair value of debt was $10.4 million and $10.6 million, respectively (Level 2). The carrying amounts of certain financial instruments, including accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term maturities and are excluded from the fair value tables above.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Office equipment	$ 5,146	$ 4,729
Office furniture	5,763	5,588
Leasehold improvements	2,615	2,496
Fixed assets not placed in service	318	118
Capitalized internal-use software	4,828	3,533
Phone hardware	—	26,034
Payment terminals	2,389	1,581
Property and equipment, gross	21,059	44,079
Less accumulated depreciation and amortization	(10,286)	(19,577)
Property and equipment, net	$ 10,773	$ 24,502

Depreciation and amortization expense on property and equipment (excluding amortization on operating ROU assets) was $13.0 million, $12.1 million, and $9.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. Of this expense, $9.0 million, $9.1 million and $7.3 million was related to phone hardware finance ROU assets (see also Note 7) and data center equipment, and has been included in cost of revenue in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively. Note that these finance ROU assets were reported as "phone hardware" prior to January 1, 2022. Capitalized internal-use software amortization expense was $1.0 million, $0.8 million, and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, and has been included in the cost of revenue in the consolidated statements of operations. Capitalized software implementation amortization expense was $0.2 million, $0.2 million, and zero for the years ended December 31, 2022, 2021 and 2020, respectively, and has been included in operating expense in the consolidated statements of operations. The net carrying value of capitalized internal-use software was $2.4 million and $2.3 million as of December 31, 2022 and 2021, respectively.

6. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Payroll-related accruals	$ 8,747	$ 8,434
Sales and telecom taxes	2,811	1,508
Employee stock purchase plan liability	570	256
Third-party commissions	456	440
Other	1,052	1,612
Total	$ 13,636	$ 12,250

7. Leases

The Company has lease arrangements, both as a lessor and a lessee, and makes assumptions and judgments when assessing contracts for lease components, determining lease classifications and calculating right-of-use asset and lease liability values. These assumptions and judgements may include the useful lives and fair values of the leased assets, the implicit rate underlying the Company's leases, the Company's incremental borrowing rate or the Company's intent to exercise or not exercise options available in lease contracts.

Lease expense and other information consisted of the following for the year ended December 31, 2022 (in thousands, except terms and rates):

	Year Ended December 31, 2022
Lease expense	
Finance lease expense:	
Amortization of right-of-use assets	$ 8,486
Interest on lease liabilities	923
Operating lease expense	5,671
Short-term lease expense	27
Total lease expense	$ 15,107
Supplemental cash flow information	
Finance leases:	
Operating cash outflow from finance leases	$ 923
Financing cash outflow from finance leases	$ 8,709
Finance lease liabilities arising from obtaining finance lease right-of-use assets	$ 6,655
Operating leases:	
Operating cash outflow from operating leases	$ 4,556
Operating lease liabilities arising from obtaining operating lease right-of-use assets	$ 309
Other information	
Finance leases:	
Weighted-average remaining lease term (years)	1.7
Weighted-average discount rate	8.2 %
Operating leases:	
Weighted-average remaining lease term (years)	10.0
Weighted-average discount rate	3.9 %

Operating leases

<u>The Company as the Lessee</u>
The Company leases office space for its headquarters and advertising space under non-cancelable operating lease agreements. These leases have expirations ranging from November 2023 to January 2033. Though the Company is considering renewal options on its leases nearing expiration, the Company has not recognized any renewal options as part of the current lease term as it is not reasonably certain that it will exercise its option as of December 31, 2022. The rates implicit in the Company's operating leases are not readily determinable. Thus, the Company uses its incremental borrowing rate to calculate the present value of the lease liabilities. The incremental borrowing rate is the rate incurred to borrow on a collateralized basis, and is based on the Company's secured line of credit, which may be adjusted for the specific terms and collateral of the lease. The operating lease agreements do not contain any residual value guarantees or other restrictions or covenants that would cause the Company to incur additional significant financial obligations. These office space lease agreements contain non-lease components, which represent charges for common area maintenance, taxes and utilities. The Company has elected the practical expedient on not separating lease components from non-lease components.

The Company has other leases for office space with terms less than twelve months from contract inception and no options to purchase the underlying asset. These agreements are accounted for as short-term leases in accordance with ASC 842-20-25-2.

Total rent expense for office space leases was $5.6 million, $5.3 million, and $2.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. Note that rent expense amounts for periods prior to 2022 are reported under ASC 840.

Future maturities of remaining lease payments included in the measurement of operating lease as of December 31, 2022 are as follows (in thousands):

Years ending December 31,		
2023	$	5,545
2024		5,562
2025		5,701
2026		5,843
2027		5,989
Thereafter		32,833
Total		61,473
Less: imputed interest		(10,897)
Present value of operating lease obligations	$	50,576

The Company as the Lessor

As discussed in the Revenue Recognition accounting policy, the Company provides varying quantities of phone hardware to customers without adjustments to the base subscription price. The Company is deemed a lessor in these arrangements. For the years ended December 31, 2022, 2021, and 2020, the Company recorded lease revenues associated with phone hardware of $4.1 million, $3.3 million, and $2.6 million, respectively.

Finance leases

The Company is the lessee in all of its finance lease arrangements. In June 2016, the Company began financing its purchases of phone hardware through lease agreements classified as finance leases. As of December 31, 2022 the Company had 102 executed and active lease agreements, respectively, for phone hardware. These agreements require monthly payments ranging from approximately $72 to $21,975 and have maturity dates ranging from January 2023 to December 2025. As of December 31, 2022, the gross value of phone hardware acquired under these capital leases approximated $22.5 million. Amortization expense on finance-leased phone hardware was $8.5 million, $8.6 million, and $7.1 million for the years ended December 31, 2022, 2021, and 2020, respectively, which is included in the depreciation expense referenced in Note 5.

Future minimum lease payments for the Company's finance leases as of December 31, 2022 were as follows (in thousands):

Years ending December 31,		
2023	$	7,776
2024		4,442
2025		2,032
2026		—
2027		—
Thereafter		—
Total		14,250
Less amounts representing interest		(1,261)
Present value of finance lease obligations	$	12,989

8. Income Taxes

The components of the provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Current						
Federal	$	—	$	—	$	—
State	$	—	$	22	$	—
Foreign	$	130	$	43	$	—
Deferred						
Federal	$	—	$	—	$	—
State	$	—	$	—	$	—
Foreign	$	(26)	$	(5)	$	—
Total	$	104	$	60	$	—

Loss before income taxes was as follows (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
United States	$	(49,551)	$	(51,777)	$	(40,278)
Foreign		(83)		147		(143)
Total	$	(49,634)	$	(51,630)	$	(40,421)

The following reconciles the differences between the federal statutory income tax rate in effect in each year to the Company's effective tax rate:

	Year Ended December 31,		
	2022	**2021**	**2020**
Statutory federal tax rate	21.00 %	21.00 %	21.00 %
State tax, net of federal tax effect	1.02	2.64	(0.74)
Stock compensation	(4.07)	3.51	(3.49)
Change in valuation allowance	(17.94)	(27.21)	(16.34)
Other	(0.03)	(0.06)	(0.43)
Effective tax rate	(0.02)%	(0.12)%	— %

The components of deferred tax assets and (liabilities) were as follows (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Net operating losses	$ 42,181	$ 41,167
Sales and use tax reserves	195	195
Stock compensation	3,449	1,808
Compensation related accruals	933	846
Interest expense limitations	487	527
Leases	1,421	1,123
Other	55	55
Fixed assets	736	475
Capitalized research expenses	5,411	—
Valuation allowance	(48,723)	(40,101)
Total deferred tax assets - net	6,145	6,095
Deferred tax liabilities:		
State taxes	(1,267)	(1,193)
Intangible assets	(342)	(528)
Deferred contract costs	(4,512)	(4,369)
Total deferred tax liabilities	(6,121)	(6,090)
Net deferred taxes assets	$ 24	$ 5

Activity of the deferred tax asset valuation allowance was as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Balance at beginning of the year	$ 40,101	$ 26,052	$ 20,537
Charged to costs and expense	8,622	14,049	5,515
Balance at end of the year	$ 48,723	$ 40,101	$ 26,052

The Company evaluates its ability to realize net deferred tax assets by considering all available positive and negative evidence including past results of operations, forecasted earnings, tax planning strategies, and all sources of future taxable income. A full valuation allowance was maintained on domestic deferred tax assets as of December 31, 2022, primarily due to cumulative losses in recent years. Net deferred tax assets are included in the other non-current assets on the consolidated balance sheets.

As of December 31, 2022, U.S. Federal and State net operating loss ("NOL") carry forwards are both approximately $179.2 million and $127.1 million. These NOLs have expiration dates starting in 2037 for U.S. Federal and 2032 for State jurisdictions. The U.S. federal NOL generated in 2018 and years forward, are not subject to a carryforward limitation and can be utilized at any time in the future. The total federal NOLs not subject to carryover limitation are $147.5 million. Full realization of the NOLs is dependent on generating sufficient taxable income prior to their expiration. The ability to realize the NOLs could also be limited by previous or future changes in ownership in accordance with rules in Internal Revenue Code Sections 382 and 383.

ASC 740-10, Accounting for Uncertainty in Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination. Once the recognition threshold is met, the portion of the tax benefit that is recorded represents the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with a taxing authority. The Company determined it did not have any unrecognized tax benefits at December 31, 2022 or 2021. The Company accounts for interest expense and penalties for unrecognized tax benefits as a part of its income tax provision. The Company does not anticipate any significant changes in unrecognized tax benefits during the next 12 months.

The Company files income tax returns in the U.S. Federal jurisdiction and in various states. Additionally, the Company files income tax returns in the foreign jurisdictions in which it operates. The statute of limitations for the federal US income tax returns is still open for tax years 2019 forward. The statute of limitations for state income tax returns varies between three and four years in the state taxing jurisdictions where the Company files, and would still be open for tax years 2018 forward or 2017 depending on the jurisdiction. The statute of limitations in the foreign jurisdictions varies by foreign jurisdiction, however, the Company has open returns in the foreign jurisdictions beginning for tax year 2020.

On March 27, 2020, The Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits deferral of payment of the employer's portion of payroll taxes for up to two years. The Company has evaluated the impact of this payroll deferral and has included the impact of the deferral in the financial statements for the years ended December 31, 2022 and 2021.

9. Related Party Transactions

There were no related-party transactions during the years ended years ended December 31, 2022 2021, and 2020.

10. Commitments and Contingencies

Legal Matters

As of December 31, 2022 and through the issuance date of these consolidated financial statements, the Company is not involved in any legal proceedings the outcomes of which are anticipated to significantly impact the Company's financial condition, results of operations, or liquidity.

Other Purchase Commitments

In the ordinary course of business the Company has entered into certain non-cancelable contractual commitments related to third-party cloud infrastructure agreements and subscription arrangements. As of December 31, 2022 the commitments related to these services totaled $21.8 million.

Future minimum payments on these non-cancelable contractual commitments as of December 31, 2022, are as follows (in thousands):

Years ending December 31,		
2023	$	4,527
2024		3,368
2025		4,000
2026		4,650
2027		5,250
Thereafter		—
Total	$	21,796

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claims brought by any third party against such indemnified party with respect to licensed technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No liability associated with such indemnifications has been recorded as of December 31, 2022.

11. Current and Long-Term Debt

Throughout 2020, the Company held a $4.0 million note payable and a revolving line of credit with Silicon Valley Bank. The note required interest only payments through September 2021, followed by 36 principal payments of $0.1 million plus interest (maturity in February 2024). The revolving line of credit had a maximum borrowing capacity of $10.0 million.

In August of 2021, the Company amended the agreement with SVB to increase the revolving line of credit from $10.0 million to $50.0 million. The total borrowing capacity is subject to reduction should the Company fail to meet certain expectations for recurring revenue and customer retention. Amounts outstanding on the line will accrue interest at the greater of prime rate plus 0.25% and 3.50%. As part of the agreement, the $4.0 million note payable was converted to a deemed advance on the line of credit and was deemed a debt modification. In connection with this transaction, the Company drew down an additional $6.0 million from the line of credit resulting in a total outstanding balance of $10.0 million. The Company has made no additional draws or repayments on the line of credit since the finalization of the agreement. The Company is required to pay an annual fee of $0.1 million beginning on the effective date of the agreement, and continuing on the anniversary of the effective date as well as a quarterly unused line fee of 0.15% per annum of the available borrowing amount should the outstanding principal balance drop below $10.0 million (calculated based on the number of days and based on the average available borrowing amount). The line of credit is collateralized by substantially all of our assets. Under the terms of this amendment, the loan and security agreement requires that, at any time, if total unrestricted cash and cash equivalents held at SVB is less than $100.0 million, the Company must at all times thereafter maintain a consolidated minimum $20.0 million in liquidity, meaning unencumbered cash plus available borrowing on the line of credit, and that the Company meet specified minimum levels of EBITDA, as adjusted for stock-based compensation and changes in our deferred revenue. The Company was in compliance with all debt covenants as of the periods ended December 31, 2022 and December 31, 2021. The balance on the line of credit is due on August 4, 2023, and therefore, is reflected as a current liability on the balance sheet as of December 31, 2022.

The Company's long-term debt consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Line of credit—current	10,000	—
Line of credit—non-current	—	10,000
Total	$ 10,000	$ 10,000

12. Stockholders' Equity

Amendment and Restatement of Certificate of Incorporation

In connection with the IPO, the Company filed an amended and restated certificate of incorporation, which authorized a total of 500,000,000 shares of common stock, $0.00001 par value per share and 10,000,000 shares of preferred stock, par value $0.00001 per share.

Stock-Based Compensation Expense

Stock-based compensation expense, consisting of service-based expense related to the equity incentive plan, including expense from stock options and restricted stock units, and the employee stock purchase plan, as well as expenses related to secondary sales of shares of Company common stock, was classified as follows in the accompanying consolidated statements of operations for each of the periods presented (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Cost of revenue	$ 723	$ 526	$ 282
Sales and marketing	3,436	1,962	544
Research and development	4,576	3,545	1,442
General and administrative	10,017	8,058	9,345
Total	$ 18,752	$ 14,091	$ 11,613

Equity Incentive Plan

During 2016, the Company adopted the 2015 Equity Incentive Plan (the "2015 EIP") under which common stock options could be issued for employee awards and the Company began issuing stock options under this plan in 2016.

In November 2021 in connection with the initial public offering ("IPO"), the Company adopted the 2021 Equity Incentive Plan (the "2021 EIP" and, together with the 2015 EIP, the "EIP") under which the Company could issue stock options or restricted stock units ("RSUs") as awards. Upon adoption of the 2021 EIP, the 2015 EIP plan was terminated. All options issued and outstanding or available for issuance under the 2015 EIP were absorbed into the 2021 EIP. Along with the absorbed 2015 EIP options, the Company reserved an additional 9.0 million shares of common stock for future issuance under the 2021 EIP, with scheduled annual increases to the reserve for amounts to be determined by the Board, subject to a maximum amount. In the first quarter of 2022, the board reserved an additional 3.2 million common shares for future issuance under the 2021 EIP. These plans are collectively referred to herein as the "EIP".

Stock-based compensation expense related to the EIP was $18.1 million, $10.6 million and $4.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Stock Options
Most options have a four-year vesting schedule with a one-year cliff and are classified as incentive stock options (ISOs). Some options have been granted in lieu of bonuses and have expedited two- or three-year vesting schedules. All awards vest based on service conditions.

Options with accelerated vesting clauses, should there be a change in Company control, were 2,042,600 as of December 31, 2022.

Unrecognized stock-based compensation expense related to stock options as of December 31, 2022 and December 31, 2021 was $10.2 million and $34.5 million, respectively. Stock-based compensation expense is recognized on a straight-line basis over the remaining weighted-average vesting periods. As of December 31, 2022 and December 31, 2021 the weighted-average vesting periods approximated 1.49 years and 2.96 years, respectively.

The aggregate intrinsic value of options exercised is outlined in the table below. The intrinsic value represents the excess of the estimated fair value of the Company's common stock on the date of exercise over the exercise price of each option.

Stock option activity was as follows for the year ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	7,574,136	$ 8.60	8.35	$ 52,257
Exercisable as of December 31, 2021	2,719,252	$ 3.44	7.03	$ 31,929
2022 Activity				
Granted	—	$ —		
Exercised	(1,069,935)	$ 1.57		
Forfeited and expired	(2,318,325)	$ 11.64		
Outstanding as of December 31, 2022	4,185,876	$ 6.32	5.03	$ 3,470
Exercisable as of December 31, 2022	3,060,997	$ 6.47	3.87	$ 3,286

The aggregate intrinsic value of options exercised for the years ended December 31, 2022, 2021 and 2020 was $5.5 million, $47.6 million and $11.1 million, respectively. The intrinsic value represents the excess of the estimated fair value of the Company's common stock on the date of exercise over the exercise price of each option.

Stock-based compensation expense is measured at the grant date based on the estimated fair value of the award. The fair value of the awards is fixed at grant date and amortized over the remaining service period. The Company uses the Black-Scholes model to estimate the value of its stock options issued under the EIP. Prior to the Company's IPO, the common stock fair values used in the models were based on the most recent 409(a) valuation as of the option grant date. Management reviews option grants and determines whether further valuation adjustments are appropriate based on recent company performance and/or changes in market conditions. The volatility assumed in the estimate was based on publicly traded companies in the same industry and considers the expected term calculated by the Company. The expected term of the options was derived from a simplified method which estimates the term based on an averaging of the vesting period and contractual term of the option grant. The risk-free rate utilized was the average of the five- and seven-year U.S. Treasury yields as the estimated expected term for options approximates 6 years. The Company has no plans to declare dividends in the foreseeable future.

The assumptions used in the Black-Scholes pricing model for stock-based compensation for options granted in the periods below were as follows:

	Year Ended December 31,	
	2021	**2020**
Risk free interest rate	0.97% - 1.06%	0.38% - 0.53%
Expected term	5.83 - 6.25 Years	5.50 - 6.25 Years
Expected volatility	42.43% - 43.01%	42.00%
Dividend yield	0.00%	0.00%

The Company did not grant any options during the year ended December 31, 2022.

Estimated fair value of granted options by grant date based on the Black-Scholes model:

	Number of Options	Fair Value
March 2020	502,016 $	6.5353
July 2020	414,149	$8.3377 - 8.4404
October 2020	346,250 $	9.3857
December 2020	2,371,893	$6.7118 - 10.1240
April 2021	249,067 $	9.8159
July 2021	1,610,102 $	9.1387
September 2021	580,590 $	8.6490

In November 2022, the Company held a special meeting to approve a one-time repricing of 1,159,479 of its outstanding common stock option awards previously granted to certain service providers under the 2015 Equity Incentive Plan (the "Option Repricing"). The repricing only affected stock options held by "service providers" as defined under the 2015 Plan ("Eligible Participants") other than (x) any current or former member of the Company's board of directors, (y) any of the Company's current or former Chief Executive Officers and (z) former employees or other service providers. Prior to the Option Repricing, these awards had per share exercise prices between $9.04 and $19.60; the Option Repricing reduced the exercise price of these awards to $7.00 per share. All other terms of the awards remained the same. This repricing results in incremental stock-based compensation expense of approximately $1.1 million to be recognized over the weighted average remaining vesting period of 2.5 years. Of this, approximately $0.4 million was recognized in 2022, which is included within the total 2022 EIP expense amount reported above.

Restricted Stock Units

RSUs granted under the Plan vest and settle upon the satisfaction of a service-based condition. The service based condition for these awards is generally satisfied over three or four years. 171,075 RSUs have a four-year vesting schedule with 25% cliff vesting one year from grant date and the remaining 75% vesting monthly over the remaining three years. The remaining RSUs that have been issued have a three-year vesting schedule with 33% vesting one year from grant date and the remaining 67% vesting quarterly over the remaining two years.

Restricted Stock Unit activity was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	171,075	$ 18.50
Granted	9,362,682	5.46
Vested	(179,143)	7.67
Canceled	(1,076,253)	6.91
Outstanding as of December 31, 2022	8,278,361	$ 5.51

The total fair value of awards vested was $1.0 million and zero during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 there was $36.9 million of unrecognized stock-based compensation expense related to outstanding RSUs which is expected to be recognized over a weighted-average period of 2.42 years.

Employee Stock Purchase Plan

In October 2021, the Company adopted the Employee Stock Purchase Plan ("ESPP") in which eligible employees may contribute up to 50% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of (1) the fair market value of a share of the Company's common stock at the beginning of the offering period and (2) the fair market value of a share of the Company's common stock on the purchase date. No participant may purchase more than 2,500 shares during any offering period. The ESPP became effective in November 2021 in connection with the IPO. As of December 31, 2022 and December 31, 2021, 1,943,246 and 1,300,000 shares were reserved for issuance, and 165,347 and no shares, respectively, of common stock had been issued under the ESPP. The number of shares available for issuance under the ESPP may be increased on the first day of each fiscal year beginning with the 2022 fiscal year by an amount to be determined by the board of directors.

Except for the initial offering period, the 2021 ESPP provides for six-month offering periods beginning February 16 and August 16 of each year, and the last day of each offering period is the purchase date for that period. The initial offering period began on December 1, 2021 and ended on August 15, 2022 and consists of one purchase period, which is the last day of the offering period. The second offering period began on August 16, 2022 and ended on February 15, 2023.

During the years ended December 31, 2022 and December 31, 2021, respectively, the Company recognized $0.6 million and $0.1 million of stock-based compensation expense related to ESPP. As of December 31, 2022 and December 31, 2021, $0.6 million and $0.3 million in accrued ESPP employee payroll contributions are included within accrued liabilities on the consolidated balance sheets, respectively. As of December 31, 2022, total unrecognized compensation costs related to the ESPP was $0.1 million, which will be amortized over the remaining offering period through February 15, 2023.

The following assumptions were used to calculate the fair value of shares to be granted under the ESPP during the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
Risk free interest rate	3.12 %	0.21 %
Expected term	0.50 years	0.67 years
Expected volatility	90.62%	36.62%
Dividend yield	0.00%	0.00%

Secondary Sales of Common Stock

Prior to the Company's IPO, certain of the Company's investors acquired outstanding shares of Company common stock from employees and certain sales of Company common stock by employees to new investors were facilitated by the Company. For these transactions, and where shares of Company common stock were acquired at a price in excess of the estimated fair value of the Company's common stock, the Company recorded stock-based compensation expense of the difference between the price paid by the investors and the estimated fair value as of the date of the transactions. For the year ended December 31, 2022, there were no secondary stock transactions that resulted in stock-based compensation charges. Stock-based compensation expense for these transactions totaled $3.4 million, and $7.3 million for the years ended December 31, 2021 and 2020, respectively.

Common Share Warrants

All warrants discussed in this section were evaluated by the Company under the guidance of ASC 480-10, *Distinguishing Liabilities from Equity,* and were determined to be recognized under the provisions of this guidance as equity transactions.

In September 2014, the Company issued 45,000 common share warrants, with a $0.20 strike price, to a financial institution in connection with the note payable discussed in Note 11. Using the Black-Scholes model, the Company estimated the fair value of the warrants to be $9,178 at issuance, which was recorded in equity in 2014. These warrants expire on the earlier of (1) October 13, 2025, or (2) three years after the Company's Initial Public Offering. Should the fair value of the underlying common shares exceed the strike price at either expiration dates, the warrants will automatically be exercised via cashless net settlement.

The following inputs were used in the Black-Scholes valuation for these warrants:

Risk free interest rate	1.16 %
Contractual term	11 years
Expected volatility	55.00 %
Dividend yield	0.00 %

In connection with the note payable issued in September 2016, the Company issued 62,000 common share warrants, with a $0.6825 strike price, to the same financial institution. These warrants have substantially the same terms as the other warrants discussed above. Using the Black-Scholes model, the Company estimated the fair value of the warrants to be $22,192 at issuance, which was recorded in equity in 2016. These warrants expire on March 14, 2026. Should the fair value of the underlying common shares exceed the strike price at the expiration date, the warrants will automatically be exercised via cashless net settlement.

The following inputs were used in the Black-Scholes valuation for these warrants:

Risk free interest rate	1.97 %
Contractual term	10 years
Expected volatility	40.00 %
Dividend yield	0.00 %

The Company refinanced its notes payable in January of 2019, in April 2020 and again in August 2021 (see Note 11). The refinances had no impact on the warrants issued with the notes payable and no additional warrants were issued as part of the refinances.

In November 2021, both sets of common share warrants discussed above were exercised. A net exercise was elected, in which no cash proceeds were received by the Company and in exchange, the financial institution received a total 104,269 common shares, which is reduced from the 107,000 combined total of the initial warrant grants.

13. Net Loss Per Share

The following tables present the calculation of basic and diluted net loss per share for the years ended December 31, 2022, 2021 and 2020 (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator:			
Net loss	$ (49,738)	$ (51,690)	$ (40,421)
Less: cumulative dividends on redeemable convertible preferred stock	—	(1,961)	(2,124)
Net loss attributable to common stock holders - basic and diluted	$ (49,738)	$ (53,651)	$ (42,545)
Denominator:			
Weighted-average common shares outstanding - basic and diluted	65,083,198	20,636,583	11,355,385
Net loss per share			
Net loss per share, basic and diluted	$ (0.76)	$ (2.60)	$ (3.75)

The following outstanding potential common shares were excluded from the computation of diluted net loss per share attributable to common stockholders as of the end of the periods presented because their inclusion would have been antidilutive:

	Year Ended December 31,		
	2022	**2021**	**2020**
Options to purchase common stock	4,185,876	7,574,136	9,868,915
Redeemable convertible preferred stock	—	—	43,836,109
Warrants	—	—	107,000
Number of shares issuable from ESPP	253,038	169,025	—
Restricted stock units	8,278,361	171,075	—
Total	12,717,275	7,914,236	53,812,024

14. Retirement Plan

In March 2016, the Company established a qualified domestic 401(k) defined contribution plan covering substantially all employees. This plan allows employees to contribute a portion of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Service which was $20,500 for the year ended December 31, 2022, and $19,500 for the years ended December 31, 2021 and 2020. As a result of the COVID-19 pandemic, in May of 2020 the Company made an election to temporarily suspend the Company match policy, and the match was reinstated in January of 2021. During the years ended December 31, 2022, 2021 and 2020 the Company made approximately $2.88 million, $2.13 million, and $0.76 million in employer matching contributions to this plan, respectively.

15. Subsequent Events

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the FDIC was appointed as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A., providing all depositors access to their money beginning on March 13, 2023. As of March 15, 2023, our cash held in deposit accounts at Silicon Valley Bridge Bank, N.A., represented less than 1% of our cash and cash equivalents and short-term investments, which is considered to be immaterial to our liquidity.

Additionally, Silicon Valley Bridge Bank, N.A. has announced that it will be fully honoring existing credit facilities. As such, the Company believes that the closure of SVB will not impact the availability of its line of credit with SVB.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Remediation of Previously Reported Material Weaknesses in Internal Control Over Financial Reporting

As previously reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in connection with the preparation and audit of our consolidated financial statements, material weaknesses were identified in internal control over financial reporting as of December 31, 2020, which continued to exist as of December 31, 2021, and in our subsequent Form 10-Q reports for the periods ending March 31, June 30, and September 30, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were previously identified related to the following:

We did not design and maintain an effective control environment commensurate with our accounting and financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training to appropriately analyze, record, review and disclose accounting impacts of the application of US GAAP within the consolidated financial statements to more complex transactions and commensurate with our accounting and financial reporting requirements. This material weakness contributed to the following additional material weakness:

- We did not maintain effective controls related to the timely identification, understanding, assessment, application of accounting requirements, and recognition of certain complex transactions related to the determination of the capitalization of costs to fulfill a contract and the valuation of common stock options.

In response to the identified material weaknesses, our management, with the oversight of the Audit Committee of our board of directors, has been actively engaged in remediating the above material weaknesses. During the year ended December 31, 2022, we implemented remediation measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the following:

*   Hired additional finance and accounting personnel to bolster the accounting capabilities and capacity, and to establish and maintain internal control over financial reporting;

*   Engaged external consultants as an additional accounting documentation preparation resource and an additional level of review for more complex accounting matters including, but not limited to stock-based compensation, debt/equity transactions, revenue recognition, and implementations of new accounting pronouncements;

*   Engaged an external advisor to assist with further evaluating, designing and documenting the design and operating effectiveness of our internal control over financial reporting and assist with the remediation of deficiencies, as necessary; and

*   Provided ongoing training for personnel on accounting, financial reporting and internal control over financial reporting.

Management has concluded that the actions taken to strengthen our internal control over financial reporting, as well as the results of our testing over the design and operating effectiveness of these controls remediated the previously identified material weaknesses as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under that framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies".

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of these controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2022.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2022.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The information concerning our financial statements and the Report of Independent Registered Public Accounting Firm required by this Item 15(a)(1) is incorporated by reference herein to the section of this Annual Report on Form 10-K in Part II, Item 8, titled "Financial Statements and Supplementary Data."

(a)(2) Financial Statement Schedule

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(a)(3) Exhibits

We have filed, or incorporated into this Annual Report on Form 10-K by reference, the exhibits listed on the accompanying Exhibit Index immediately preceding the signature page of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Title	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-40998	3.1	November 18, 2021	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-40998	3.2	November 18, 2021	
4.1	Form of Registrant's Common Stock Certificate	S-1/A	333-260321	4.1	November 2, 2021	
4.2	Third Amended and Restated Investor Rights Agreement, dated as of October 18, 2019, by and among the Registrant and certain investors of the Registrant	S-1	333-260321	4.2	October 18, 2021	
4.3	Description of Securities	10-K	001-40998	4.3	March 23, 2022	
10.1+	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers	S-1/A	333-260321	10.1	November 2, 2021	
10.2+	2015 Equity Incentive Plan, as amended	S-1	333-260321	10.2	October 18, 2021	
10.3+	2021 Equity Incentive Plan, and forms of agreement thereunder	S-1/A	333-260321	10.3	November 2, 2021	
10.4+	2021 Employee Stock Purchase Plan	S-1/A	333-260321	10.4	November 2, 2021	
10.5+	Non-Employee Director Compensation Policy	10-Q	001-40998	10.1	May 13, 2022	
10.6+	Weave Communications, Inc. 2022 Inducement Equity Incentive Plan and related forms of award agreements thereunder					X
10.7+	Employment Agreement, dated October 29, 2021, by and between Roy Banks and the Registrant	S-1/A	333-260321	10.5	November 2, 2021	
10.8+	First Amendment to Employment Agreement, dated August 3, 2022, by and between Roy Banks and the Registrant	10-Q	001-40998	10.2	November 10, 2022	
10.9+	Employment Agreement, dated October 30, 2021, by and between Alan Taylor and the Registrant	S-1/A	333-260321	10.6	November 2, 2021	
10.10+	Employment Agreement, dated October 30, 2021, by and between Matthew Hyde and the Registrant	10-Q	001-40998	10.3	May 13, 2022	
10.11+	Employment Agreement, dated April 20, 2022, by and between Brett White and the Registrant	10-Q	001-40998	10.2	August 12, 2022	
10.12+	Amended and Restated Employment Agreement, dated September 30, 2022, by and between Brett White and the Registrant	8-K	001-40998	10.1	October 4, 2022	
10.13	Lease Agreement, dated November 8, 2019, by and between Lehi Block Office 1, L.C. and the Registrant, as amended	S-1	333-260321	10.10	October 18, 2021	
10.14†	Second Amended and Restated Loan and Security Agreement, dated as of April 9, 2020, by and among Silicon Valley Bank, the Registrant, and Weave Communications Canada, Inc., as amended	S-1	333-260321	10.13	October 18, 2021	
21.1	List of subsidiaries of the Registrant	S-1	333-260321	21.1	October 18, 2021	
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and Rule 15d-14(a) of the Exchange Act					X

31.2	[Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and Rule 15d-14(a) of the Exchange Act](#)	X
32.1*	[Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)	X
32.2*	[Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)	X
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets as of December 31, 2022 and 2021, (ii) Consolidated Statements of Operations of the Years Ended December 31, 2022, 2021 and 2020, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020 (iv) Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020, (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020 and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags	X
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL	X

---

* These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of Weave Communications, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

+ Indicates a management contract or compensatory plan or arrangement.

† Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Weave Communications, Inc.

Dated: March 16, 2023

By: /s/ Brett White
       Brett White
       Chief Executive Officer and
        Director
       (Principal Executive Officer)

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Brett White, Alan Taylor and Erin Goodsell, and each of them, such individual's true and lawful attorneys-in-fact and agents with full power of substitution, for such individual and in such individual's name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such individual might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof. This Power of Attorney may be signed in one or more counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Brett White	Chief Executive Officer and Director	March 16, 2023
Brett White	*(Principal Executive Officer)*	
/s/ Alan Taylor	Chief Financial Officer	March 16, 2023
Alan Taylor	*(Principal Financial and Accounting Officer)*	
/s/ David Silverman	Director	March 16, 2023
David Silverman		
/s/ Tyler Newton	Director	March 16, 2023
Tyler Newton		
/s/ Blake G Modersitzki	Director	March 16, 2023
Blake G Modersitzki		
/s/ Stuart C. Harvey Jr.	Director and Chairperson of the Board of Directors	March 16, 2023
Stuart C. Harvey Jr.		
/s/ Debora Tomlin	Director	March 16, 2023
Debora Tomlin		
/s/ George P. Scanlon	Director	March 16, 2023
George P. Scanlon		

CORPORATE HEADQUARTERS

1331 W Powell Way, Lehi, Utah 84043
Telephone: (888) 579-5668
www.getweave.com

BOARD OF DIRECTORS

Stuart C. Harvey, Jr., Senior Advisor to Blackstone
Blake G Modersitzki, Managing Partner of Pelion Venture Partners
Tyler Newton, Partner at Catalyst Investors
George P. Scanlon, Private Investor
David Silverman, Managing Partner at Crosslink Capital
Debora Tomlin, Advisor to Blumberg Capital
Brett White, Chief Executive Officer and Director of Weave Communications, Inc.

EXECUTIVE OFFICERS

Brett White, Chief Executive Officer and Director
Alan Taylor, Chief Financial Officer
Erin Goodsell, Chief Legal Officer and Corporate Secretary
Matt Hyde, Chief Revenue Officer
Branden Neish, Chief Product and Technology Officer

INVESTOR RELATIONS

The Blueshirt Group
ir@getweave.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, Salt Lake City, Utah

STOCK LISTING & SYMBOL

New York Stock Exchange Symbol: WEAV